We're right here.

2022 ANNUAL REPORT



American States
Water Company

The water coming out of faucets today, we planned for decades ago.

AMERICAN STATES WATER COMPANY is the parent of Golden State Water Company, Bear Valley Electric Service, Inc. and American States Utility Services, Inc., serving over one million people in nine states. Through its water utility subsidiary, Golden State Water Company, the company provides water service to approximately 263,000 customer connections located within more than 80 communities in Northern, Coastal and Southern California. Through its electric utility subsidiary, Bear Valley Electric Service, Inc., the company distributes electricity to approximately 24,700 customer connections in the City of Big Bear Lake and surrounding areas in San Bernardino County, California. Through its contracted services subsidiary, American States Utility Services, Inc., the company provides operations, maintenance and construction management services for water distribution and wastewater collection and treatment facilities located on 11 military bases throughout the country under 50-year privatization contracts with the U.S. government.






We all fill a glass or turn on a shower without thinking about all it takes to bring this life-sustaining resource into our homes and businesses. It takes thoughtful strategic planning, strong leadership, and an unwavering sense of responsibility to prepare for what we will need from these resources for generations to come. American States Water has a track record of consistently hitting all these marks. We've been here since 1929 – planning for today and each day to come.

It's clear that 2022 tested all of us. Some of this was expected as the COVID-19 pandemic continued to impact our lives, as did the drought. But we were also challenged by supply chain struggles, near record inflation, and a jittery stock market.

Yet American States Water is here delivering reliable water, wastewater and electric services to over a million people in nine states. It's why we plan for the next decade and the one after that and then eight after that. In 2022, we spent a record amount on infrastructure for our regulated utilities to build, fortify and improve our water and electric systems.

We're right here for you.

We're here for customers and communities.

We realize the pivotal role we play in people's lives. It's no ordinary job to provide safe, reliable water, electricity, and wastewater services every day — in their homes, businesses and across military bases. This foundational relationship creates a fabric that connects us to the people, families, and businesses that we serve. It's why we continuously plan for the infrastructure needs for the next generation.

To support the economy in our regions, we do business with a host of diverse suppliers and small businesses. **Our regulated utilities increased the percentage of spend with diverse suppliers during the year. It is now more than four times the number we worked with in 2004.** The work we do on military bases has also included strong support for these businesses. Now 70.5% of our dollars invested on bases are awarded to a variety of small businesses, far exceeding U.S. government requirements.

We also work with communities to meet the issues we face together. As the drought has continued to challenge California, our conservation rate structure, communication and education initiatives have paid off. Since 2007, Golden State Water Company (GSWC) customers have cooperatively chosen to **cut their water usage per customer by 36.5%.** We are proud that together **we have been very effective in meeting or exceeding the state water conservation objectives, and in many cases, achieving greater water conservation results than other adjacent water purveyors**.

Our employees are vital members of the communities we serve, and this is reflected in their significant volunteering efforts and charitable contributions. Another key part of living in a community is caring for the environment. We demonstrate this every day through managing our precious resources, and through our company's commitment to reduce greenhouse gas emissions 60% by 2035.



Regulated Utilities
investment per customer connection



2020	2021	**2022**
$7,138	$7,596	$8,062

We're here
for our people.



We've heard from so many customers that they were comforted by seeing our crews out in the field, still working through the challenges of the pandemic. It was a perfect opportunity for our customers to see the character and devotion that we see every day. We have extremely dedicated employees. When they see a problem, they address it. When given a challenge and goal, they attain it. And we are here for them. Their health and safety are always top priorities – as is providing them with a diverse and inclusive culture and opportunities for development.

Capital Investments – Regulated Utilities
in millions

2018	$121.0
2019	$136.2
2020	$123.4
2021	$142.6
2022	$167.5
5-Year Total	**$690.7**

Construction Expenses – ASUS
in millions

2018	$53.9
2019	$55.7
2020	$62.4
2021	$56.9
2022	$53.2
5-Year Total	**$282.1**

We're here
for shareholders.



Nothing says we're here for you like delivering the **68th consecutive year of annual dividend increases.** For more than two generations, American States Water has provided a prudent choice for investors. Over the past ten years, our stock has delivered a compound annual return of 16.8% and has consistently proven to be a wise investment for shareholders seeking long-term value. Investing with AWR is also a way for investors to support the infrastructure of our area's communities. Your investment with us helps us be here for everyone.

10-Year Compound Annual Return



AWR STOCK   16.8%

S&P 500   12.6%

10-Year Growth in Annual Dividend Payments
per share



9.2% CAGR

$0.64

$1.53

| 2012 | 13 | 14 | 15 | 16 | 17 | 18 | 19 | 20 | 21 | **2022** |

Targeting a compound annual growth rate (CAGR) of more than 7% over the long-term.

We're here for the long haul.



American States Water has been here since 1929, and we're just getting started. We know that we best serve our customers and our investors through strong financial discipline. Our mission has always been to diligently manage our costs — while maintaining and investing in the long-term infrastructure needs of our systems. Year after year we execute our plans well, with a track record of success and consistency. It's in our DNA. We know what business we're in, and we stick to it.

In our regulated utilities, we've **invested over $690 million** in the last five years to improve water and electric reliability and to reduce water loss throughout our systems. Our capital spending in 2022 was more than $167 million, a record high for the company, with over $21 million invested in environmental control facilities.



We proudly provide water and wastewater services for 11 U.S. military bases through our subsidiary, American States Utility Services (ASUS). In 2022, we spent $53.2 million on infrastructure improvements on the bases we serve. We continue to pursue opportunities for expanding the size and scope of the work within our current 50-year military base contracts, while also seeking more as they become available.

Just look around. We're right here.



This year, we say goodbye to two experienced board members, Sarah "Sally" Anderson, who retired from the board in February 2023, and Janice Wilkins, who will retire from our board in May 2023.



Sarah J. Anderson

Sally has brought strong leadership and financial acumen to our board since joining in 2012. She served as chair of the Audit and Finance Committee for 2013–2022 and a member of this committee for 2012–2023, a key role for the oversight of all matters related to finance, accounting, tax, audit procedures, financial reporting requirements and risk assessment. Her previous work overseeing audits, as well as a board member of other public companies, allowed her to greatly contribute to the positive reputation and success of the company.

Sally retired from Ernst & Young LLP in 2008 where she served for 24 years, 21 years of which she served as an advisory services partner. She served many clients, both public and private, across various industries, including utilities, government and service industries. Ms. Anderson served in multiple leadership positions at Ernst & Young LLP, including serving as the managing partner of both the company's Orange County and Riverside offices.

We thank her for her leadership and commitment to the company for 11 years, and wish her well on her retirement from the board.

Their thoughtful leadership has been a reflection of our philosophy of being "right here" for our customers, investors and employees, and the communities we serve, as they have definitely performed with this spirit for our organization.

Given Sally's and Janice's long tenure on the board of directors, the growth that has occurred at the company since 2012 has been notable.

- Adjusted net income from continuing operations has grown 129%, from $42.0 million in 2011 to $96.2 million in 2022

- Adjusted diluted earnings per share from continuing operations has grown 133% from $1.11 in 2011 to $2.59 in 2022

- The stock price has grown 430%, from $17.45 on a stock split adjusted basis at year-end 2011 to $92.55 at year-end 2022

- We have grown from 6 military privatization contracts to 8

- We serve customers in 9 states, rather than the 7 in 2012



Janice F. Wilkins

Janice has been a dedicated board member since 2011, serving on the Audit and Finance and ASUS Committees during her entire time on the board. She has also served as the board's enterprise risk management liaison to management since 2019 to help oversee the company's risk identification, assessment and mitigation. Her extensive expertise in accounting and finance, internal auditing, public company reporting and the development and oversight of ethics and compliance programs, has helped contribute to the success of the company.

Ms. Wilkins retired as Vice President of Finance and the Director of Internal Audit for Intel Corporation in June 2010 where she was responsible for global internal audit, investigations, and ethics and compliance operations staffs. During her 29-year career with Intel, she held various operational and corporate finance controllership, management and executive positions and managed the human resource organization responsible for U.S. compensation and benefits.

We thank Janice for her 12 years of guidance and steadfast support, and wish her well on her retirement from the board.

Our financial results for 2022.

Financial Highlights

(in thousands, except per share and per customer amounts)

	2022	2021	Variance	% Change
Income Statement Information				
Total Operating Revenues[1]	$ 491,528	$ 498,853	$ (7,325)	(1.5%)
Total Operating Expenses	364,892	357,876	7,016	2.0%
Operating Income[1]	126,636	140,977	(14,341)	(10.2%)
Interest Charges (Net)	24,701	21,341	3,360	15.7%
Net Income[2]	78,396	94,347	(15,951)	(16.9%)
Basic Earnings Per Common Share[2]	2.12	2.55	(0.43)	(16.9%)
Fully Diluted Earnings per Common Share[2]	2.11	2.55	(0.44)	(17.3%)
Dividends Declared per Common Share	1.525	1.400	0.125	8.9%
Average Number of Shares Outstanding	36,955	36,921	34	0.1%
Average Number of Diluted Shares Outstanding	37,039	37,010	29	0.1%
Balance Sheet Information				
Total Assets	$ 2,034,374	$ 1,900,983	$ 133,391	7.0%
Net Utility Plant	1,753,766	1,626,004	127,762	7.9%
Common Shareholders' Equity	709,549	685,947	23,602	3.4%
Long-Term Debt	446,547	412,176	34,371	8.3%
Total Capitalization	1,156,096	1,098,123	57,973	5.3%
Book Value per Common Share	$ 19.20	$ 18.57	$ 0.63	3.4%

[1] The decrease in Operating Revenues and Operating Income was largely due to the delay in receiving a decision in GSWC's general rate case by the California Public Utilities Commission (CPUC), which, because of 2022 reflecting 2021's water rates, negatively impacted the company's revenues and operating income by $30.3 million and $20.6 million, respectively, based on the settlement that was filed by the parties in the case.

[2] $0.44 per share decrease in recorded 2022 consolidated diluted EPS compared to 2021, or $0.12 per share increase as adjusted:

- 2022 recorded results reflect 2021 water rates. 2022 water rates, if approved as settled, would be retroactive to January 1, 2022 and would have added $0.38 per share to 2022 results.
- 2022 results also reflect an unfavorable variance of $0.18 per share from losses on investments held to fund a retirement plan compared to gains in 2021.

Dear shareholders,

Looking back at 2022, it's clear that we faced a number of challenges—from the drought to the continuing effects of a pandemic. Yet through it all, American States Water Company and its subsidiaries (AWR) remained a steady and reliable presence, providing safe and reliable water, wastewater and electric service to our customers, and solid, long-term returns for our investors. We credit our dependability to the commitment of our teams, and to the consistent execution of business strategies that have proven to make us a company that communities and shareholders can count on. We're right here, just like we've always been since 1929.

Financial Results

Reported earnings per share (EPS) were $2.11 for 2022 compared to $2.55 in 2021. The decrease was largely due to the delay in receiving a decision in Golden State Water Company's (GSWC's) General Rate Case (GRC) by the California Public Utilities Commission (CPUC), which, because of 2022 reflecting 2021's water rates, negatively impacted the company's EPS by $0.38 based on the settlement that was filed by the parties in the case. Furthermore, the company's 2022 results were negatively impacted by the relative market performance on the investments to fund a retirement plan, which resulted in lower EPS of

$0.18 when comparing to 2021. If the GRC settlement was adopted and new rates were in effect starting January 1, 2022, and the impact of gains and losses on the retirement fund was removed from both years, adjusted consolidated EPS would be $2.59 for 2022 compared to $2.47 in 2021.

We achieved a consolidated return on equity of 11.2%. Had new 2022 customer rates been approved and included in the GSWC results, and the effect of the losses on the retirement plan was removed, the return would have been 13.6%, the highest of the publicly traded water utilities from continuing businesses. We increased our dividend for the 68th consecutive year with an increase of 8.9%. Our dividend

growth is consistent with our policy of achieving a compound annual dividend growth rate of more than 7% over the long term.

Key Developments in 2022

- We are pleased with the results from the joint settlement reached in November 2021 between GSWC and the Public Advocates Office at the CPUC in connection with GSWC's GRC filed in July 2020. The rate case determines GSWC's water rates for the three years 2022-2024 with the new rates effective and retroactive to January 1, 2022. We are disappointed that we have not received a decision, which could have added $0.38 per share to our 2022 results.



Golden State Water Company (GSWC)
68.7% $1.45

Earnings Per Share
Total: $2.11*

Bear Valley Electric Service, Inc. (BVESI)
11.4% $0.24

American States Utility Services, Inc. (ASUS)
21.8% $0.46

*Also includes the parent company 2022 results of -$0.04 per share

If approved, the settlement will resolve all issues related to the calculation of the 2022 annual revenue requirement in GSWC's GRC application, leaving only three unresolved issues.[1] It will authorize GSWC to invest $404.8 million in capital infrastructure over the three-year rate cycle. The settlement also authorizes GSWC to complete certain advice letter projects approved in the last GRC, which have been completed for a total capital investment of $9.4 million. The additional annual revenue requirements generated from these capital investments are $1.2 million and became effective February 15, 2022.

• In 2022, California Senate Bill 1469 was signed into law. This bill allows water utilities, including ours, to request decoupling in its next rate case filed with the CPUC. Decoupling separates revenue from sales through a Water Revenue Adjustment Mechanism (WRAM) and keeps the water utilities whole for implementing conservation rates and programs.

In addition, the California Supreme Court (the Court) agreed to hear the case presented by GSWC and other water utilities associated with the CPUC's August 2020 decision, where the utilities allege the CPUC didn't follow their own due process rules and ultimately ruled against the use of the full WRAM in future rate cases for all water utilities.

• California's governor committed $2 billion to assist customers with past due water and electric utility bills accumulated during the pandemic.

GSWC and Bear Valley Electric Service, Inc. (BVESI) successfully applied for the funding and received $10 million in relief funding from the state in 2022 to provide assistance for our customers' unpaid bills incurred during the pandemic.

• Our regulated utilities' spend on company-funded capital work for 2022 was $167.5 million, the highest capital expenditure spend in the company's history. We were able to make these significant investments to fortify our systems and services in spite of supply chain challenges.

• The federal government awarded American States Utility Services, Inc. (ASUS) $34.4 million in new capital upgrade projects, a substantial increase over the amounts awarded for each of the past five years.

• We continued to plan for the future, as BVESI filed a GRC application to set new electric rates for the years 2023–2026, which included a requested capital budget of $68.2 million and recovery of more than $20 million previously spent on wildfire mitigation plan capital projects.

• Our record of maintaining strong credit ratings continued this year. We have an A+ credit rating from S&P for both AWR and GSWC, with a negative outlook, and Moody's affirmed an A2 rating with a stable outlook on GSWC in January 2023.

• Our regulated utilities' spending with diverse suppliers increased even more this year to 34.2%, exceeding the CPUC's target of 22.0% for the tenth consecutive year.

• In spite of the drought in California,

our teams have continued to make the most of a challenging situation. Through collaboration with the cities that we serve, coupled with a robust water conservation outreach campaign and conservation rate structure, our customers have responded well and in many cases exceeded the water conservation targets. Water usage per customer by GSWC customers is down 36.5% since 2007.

• We continued to focus on our strong environmental, social responsibility and governance (ESG) efforts. We accomplished this by increasing the breadth and depth of our ESG disclosures with a newly updated ESG report mid-year. In 2022, GSWC adjusted its electricity purchasing practices to procure more renewable power than in the past. Estimates demonstrate that this will reduce annual Scope 2 emissions, on our way to a goal of reducing Scope 1 and 2 emissions by 60% by 2035.

Continuing to outpace the market in long-term shareholder returns

The total shareholder return of AWR stock was -8.9%, higher than the S&P 500's performance of -18.1% in 2022. AWR was third best of the eight publicly traded water utilities on a ten-year basis, with a cumulative annual return (CAR) of 16.8% that bested the S&P 500's CAR of 12.6% during the same period. Put another way: A $1,000 investment made in our stock at the end of 2012 would have increased to $4,724 by the end of 2022, assuming the reinvestment of dividends.

[1] The three unresolved issues in the rate case will be addressed when the CPUC issues a decision on the settlement, and relate to GSWC's requests for a medical cost balancing account, a general liability insurance cost balancing account, and the consolidation of two of GSWC's service areas for rate-making purposes.

68th consecutive year of annual dividend increases

In July, our board of directors increased our annual dividend from $1.46 per share to $1.59 per share, an increase of 8.9%. Over the last decade, our board has raised the dividend at a compound annual growth rate (CAGR) of more than 9%, consistent with our dividend policy of providing a CAGR of more than 7% over the long term. We've paid a dividend to shareholders every year since 1931, and our unbroken, 68-year series of annual dividend increases places us in an exclusive group of companies listed on the New York Stock Exchange.

Regulated utilities: a strategy that works year after year

Based on reported financial results, our largest subsidiary, GSWC, contributed 69.3% of consolidated revenues and 68.7% of consolidated EPS in 2022. BVESI contributed 8.1% of consolidated revenues and 11.4% of consolidated EPS.

Key tenets of strategies for our regulated utilities continue to include: (i) delivering outstanding customer service; (ii) driving operational efficiency and minimizing customer costs; (iii) making prudent capital additions and infrastructure investments; (iv) maintaining a strong water supply portfolio; (v) providing the right customer incentives for conservation; and (vi) purchasing goods and services from diverse vendors.

Delivering outstanding customer service

It's no surprise that customer service is baked into everything we do. Even our incentive compensation plans are tied to customer satisfaction. By putting customers first for more than 93 years, we've continued to engage with and learn from them and build trust. We are all in this together.

Drive operational efficiency to keep customer costs low

We review our operational processes regularly to ensure their efficiency. We have consolidated our customer service resources to increase the capacity of our 24/7 customer service center and implemented a self-service portal application on our website and additional electronic payment options for our customers. We have consolidated and centralized certain operational functions that were once distributed throughout our multiple service areas in order to improve efficiency in serving our customers and lower costs. This is just one example of our cost control initiatives.

Making prudent capital additions and infrastructure investments

As mentioned above, our regulated utilities' spending on company-funded capital work during 2022 was $167.5 million. This is an increase of 17.5% over 2021, and the highest in our history, despite supply chain challenges. GSWC's adopted average water rate base from 2018 to 2022 reflected a CAGR of 11.3%, growing from $752.2 million to $1.152 billion. The 2022 amount is based on the settlement agreement in the current GRC.

Under the most recent CPUC-approved electric GRC, which covers the years 2018 to 2022 and allows the electric segment to construct all of the $44 million in capital projects requested, BVESI's adopted average electric rate base has grown from $47.2 million in 2018 to $80.8 million for 2022, a CAGR of 14.4%. These amounts do not include $22 million of capital projects completed under BVESI's wildfire mitigation plans, which have been requested for recovery in the GRC filed in August 2022. BVESI also

requested $68.2 million of capital expenditures for the 2023-2026 rate case cycle as part of its filing.

Maintaining a strong water supply portfolio

We continue to closely monitor our water supplies to ensure a robust supply portfolio for the future. GSWC owns 70,176 acre-feet of adjudicated groundwater rights and a significant number of unadjudicated groundwater rights. In addition, GSWC owns 11,335 acre-feet of surface water rights. We remain intent on preserving the ever-increasing value of these water rights to serve our customers.

Providing the right customer incentives for conservation

California, where we serve our regulated utility customers, has experienced severe drought conditions intermittently for years, including in 2022. That's why we've implemented strong conservation programs, encouraging customers to use less water. We continue to heavily promote conservation through tiered rates, education, free conservation kits, customer rebates, and converting flat rate customers to metered during the year. Almost all of our customers are on conservation tiered rates. With the help of our incentive programs and the public's awareness of the need to conserve, since 2007 water usage per customer by GSWC customers is down by 36.5%.

In 2022, the governor of California signed an executive order asking all Californians to voluntarily reduce water usage by 20–30% from 2020 usage. GSWC has implemented voluntary conservation measures to help meet this goal.

Although California has experienced historic amounts of precipitation in the past few months, the state is still focused on water use efficiency and drought planning and resiliency. The state is moving forward with indoor and outdoor water use standards as well as water loss standards, and state agencies and water suppliers continue to work on meeting the standards.

Conservation saves more than just water. Moving and treating water requires significant electricity. When our customers can use less water, it creates an even bigger impact by helping to conserve energy as well.

BVESI has a strategy of procuring a mix of renewable energy credits and renewable energy, which will allow the company to meet the CPUC's Renewables Portfolio Standard requirements. In 2022, renewable power represented 38.5% of BVESI's total electric supply purchases. In addition, BVESI has implemented CPUC-approved energy efficiency and solar-initiative programs, and is considering developing a solar generation facility. And finally, our customers are also producers. 532 BVESI customers produced, at peak solar production, a combined power output of 5.276 MW, or 5% of our total average load. Our customers are also conserving electricity in their homes and businesses. Electric usage per customer by BVESI customers is down by 4.1% since 2007.

Purchasing goods and services from diverse vendors

As mentioned above, 2022 marked the tenth consecutive year that our regulated utilities exceeded the CPUC goal for spending with diverse suppliers. Spending was 34.2% for 2022, exceeding the CPUC's target of 22.0%.

American States Utility Services: Positioned for growth

ASUS has 50-year contracts with the U.S government to perform operations, maintenance, and capital construction activities on water and wastewater systems at 11 military bases. This provides American States Water Company with opportunities for growth, to diversify risk, and to improve companywide returns. It also contributes to our ability to deliver dividends to shareholders and provides us with the opportunity to proudly serve military personnel and their families.

The key components of ASUS's strategy include: (i) delivering outstanding customer service; (ii) strong financial performance and potential growth with current bases; and (iii) pursuing new base privatizations.

Delivering outstanding customer service

We continue to enhance our relationship with the U.S. government, consistently receiving high marks for our customer service, socioeconomic utilization, business relations, and adherence to schedules for capital construction. Our government clients view our local ground force as "among the best boots on the ground" in delivering superior utility support.

Strong financial performance and potential growth with current bases

ASUS achieved net income of $17.2 million and an EPS contribution of $0.46 in 2022. Unlike GSWC, which earns a return on its rate base, ASUS earns a profit on its operation, maintenance, and construction activities. In addition to ongoing renewal and replacement construction projects, ASUS receives funding from the U.S. government

for new capital upgrade projects at the military bases we serve. We were awarded $34.4 million in projects for 2022. This is nearly double from the previous year and almost $15 million higher than the average awarded during the five-year period 2017–2021. ASUS collaborates with the government on necessary new projects that will enhance system reliability, improve sustainability, expand the service footprint, and lay the groundwork to meet the future demand. At the same time, we focus on the operational efficiency of these projects to continually improve the level of service we provide as well as our financial performance.

Pursuing new base privatizations

Winning new military base privatizations is an important goal for the success of the growth initiatives for both ASUS and the consolidated company. During 2022, ASUS continued to focus its efforts to win new base contracts. We remain confident in ASUS's positioning for future growth as new privatization contracts become available.

Community and social responsibility

Engaging with our communities

We continue to emphasize community engagement and were grateful to see the increase in live events for 2022. We were able to double our community service hours at GSWC. Continuing the successful utilization of social media platforms, online venues and meetings developed during the pandemic, we continued to engage customers and community leaders in these expanded venues. We have also consistently made charitable contributions to non-profit organizations. As an example, our

GSWC team takes pride in donating to organizations that participate in Operation Gobble, an effort that provides Thanksgiving turkeys in communities GSWC serves.

BVESI engaged with customers by providing education on safety and other service matters. BVESI personnel also met with community leaders and representatives of other utility companies to increase cooperation in the event of natural disasters. ASUS was able to hold a significant amount of community engagement events and continued its scholarship program for the children of U.S. military members and veterans at the bases it serves.

Diversity and inclusion

One of our closely held corporate values is "Valuing diversity and treating all stakeholders with fairness." As a company, we seek to promote the benefits of diversity in all of our business activities and oppose discrimination of any kind with a nondiscrimination policy and Diversity & Inclusion Policy. We believe that diverse perspectives and open lines of communication help create employee motivation, customer satisfaction, greater return on investment for shareholders, and better communities in which to work and live.

Our commitment to diversity and inclusion includes recruiting, hiring, and retaining employees from diverse backgrounds and experiences, creating awareness of diversity issues and benefits, and fostering a supportive environment where inclusivity is expected.

While the work continues, we are proud that our workforce is representative of the U.S. workforce population in terms of ethnic diversity, and the percentage of women in our

organization is closely aligned within our industries.

Our commitment to ESG

Our commitment to environmental, social responsibility and governance (ESG) issues remains fundamental to our transparency, fairness, and accountability. Key goals such as customer satisfaction, employee safety and supplier diversity are all tied to our incentive compensation plans. We are proud of our record of providing high quality and reliable water, wastewater, and electric

services to over one million people, as well as our commitments to conservation, environmental stewardship, employee safety and well-being, diversity and inclusion, and sound governance practices.

We will continue to focus on our ESG commitments, which benefit our customers, suppliers, employees, broader communities and ultimately, our shareholders. For a comprehensive view of the company's ESG efforts, please visit our website.

We were a start-up in 1929. And we're still right here.

We've been on the job for nearly a century. The performance we generated in 2022 was a lot like the years that came before. We try to keep it simple. We know what we're good at and use our discipline and experience to execute well. Our people take pride in our commitment to deliver value for all of our stakeholders and earn their trust in the process. On behalf of our board of directors and our employees, thank you for your investment in American States Water. We're right here for you.



Anne M. Holloway
Chairman of the Board



Robert J. Sprowls
President and CEO

American States Water Company and subsidiaries



● American States Water Company and its subsidiaries Headquarters (AWR, GSWC, ASUS)

● Bear Valley Electric Service, Inc. Headquarters (BVESI)

Golden State Water Company

Golden State Water Company provides water service to 10 counties in Northern, Coastal and Southern California. Our customers reside in the following areas:

	customers
Northern District	
Arden/Rancho Cordova	17,259
Bay Point	5,104
Clearlake	2,128
Coastal District	
Los Osos	3,310
Santa Maria	15,156
Simi Valley	13,897
Central District – Los Angeles County	
Central Basin East	20,350
Central Basin West	20,534
Culver City	9,795
Southwest District – Los Angeles County	
Southwest	53,831
Foothill District	
Claremont	11,419
San Dimas	16,342
San Gabriel	12,682
Mountain/Desert District	
Apple Valley/Victorville	3,080
Barstow	9,118
Calipatria	1,177
Morongo Valley	993
Wrightwood	2,790
Orange County District	
Los Alamitos	28,605
Placentia	15,695
Total	**263,265**

Bear Valley Electric Service, Inc.

Bear Valley Electric Service, Inc. distributes electricity to customers in the Big Bear recreational area of California.

	customers
Total	**24,705**

American States Utility Services, Inc.

American States Utility Services, Inc. provides operation and maintenance and capital construction and improvements (collectively, "services") of potable water, wastewater, and treatment systems under 50-year privatization contracts with the U.S. government as identified below:

Maryland

Terrapin Utility Services, Inc. provides services to the United States Air Force and Navy at Joint Base Andrews.

Virginia

Old Dominion Utility Services, Inc. provides services to the United States Air Force and Army at Joint Base Langley-Eustis, the United States Navy and Army at Joint Expeditionary Base Little Creek-Fort Story, along with wastewater services to the United States Army at Fort Lee.

North Carolina

Old North Utility Services, Inc. provides services to the United States Army at Fort Bragg, Pope Army Airfield and Camp Mackall.

South Carolina

Palmetto State Utility Services, Inc. provides services to the United States Army at Fort Jackson.

Texas/New Mexico

Fort Bliss Water Services Company provides services to the United States Army at the Fort Bliss military installation in El Paso, Texas. The service area also includes Dona Ana, MacGregor, and Myers Range Camps located in New Mexico.

Florida

Emerald Coast Utility Services, Inc. provides services to the United States Air Force at Eglin Air Force Base.

Kansas

Fort Riley Utility Services, Inc. provides services to the United States Army at Fort Riley.

11 Military Bases

5-Year Statistical Review

(in thousands, except per share and per customer amounts)

	2022	2021	2020	2019	2018
Financial Information					
Revenues by Segment					
Water Revenues	$ 340,602	$ 347,112	$ 330,637	$ 319,830	$ 295,258
Electric Revenues	39,986	38,345	37,024	39,548	34,350
Contracted Services Revenues	110,940	113,396	120,582	114,491	107,208
Total Operating Revenues	491,528	498,853	488,243	473,869	436,816
Net Income	78,396	94,347	86,425	84,342	63,871
Diluted Earnings per Common Share[1]	2.11	2.55	2.33	2.28	1.72
Dividends Paid per Common Share	1.525	1.400	1.280	1.160	1.060
Total Assets	2,034,374	1,900,983	1,791,603	1,641,331	1,501,433
Net Utility Plant	1,753,766	1,626,004	1,512,043	1,415,705	1,296,310
Capital Additions	166,240	144,515	130,423	151,940	126,561
Long-term Debt, net of Issuance Costs	446,547	412,176	440,348	280,996	281,087
Investment per Customer Connection[2]	$ 8,062	$ 7,596	$ 7,138	$ 6,757	$ 6,446
Operating Information					
Water Sold by Classification (mg)					
Residential and Commercial	35,362	37,569	37,747	35,870	37,874
Industrial	300	350	329	326	381
Fire Service and Other	4,402	4,729	4,417	4,179	4,673
Total Water	40,064	42,647	42,492	40,374	42,928
Total Electric Sales (mwh)	142,959	134,228	136,821	132,036	128,041
Water Production by Source (mg)					
Purchased	19,820	21,048	20,849	20,110	19,985
Pumped	22,091	23,958	25,502	22,960	25,794
Surface	1,465	1,215	757	1,445	1,564
Total Supply	43,376	46,221	47,108	44,515	47,343
Customers by Classification[3]					
Residential and Commercial	254,171	253,751	252,957	252,091	251,451
Industrial	317	328	335	337	337
Fire Service and Other	8,777	8,691	8,504	8,280	8,131
Total Water	263,265	262,770	261,796	260,708	259,919
Electric	24,705	24,656	24,545	24,420	24,353
Total Company	287,970	287,426	286,341	285,128	284,272
Miles of Main in Service	2,864	2,860	2,795	2,791	2,789
Number of Employees as of December 31	811	808	841	841	813

mg = millions of gallons // mwh = mega-watt hours

[1] For 2022, if the CPUC had issued a decision in GSWC's general rate case based on the settlement that was filed by the parties in the case, GSWC's EPS would have been $0.38 higher than recorded. 2022 results also reflect losses of $0.10 per share on investments held to fund a retirement plan compared to gains of $0.08 per share in 2021.

[2] Regulated Utilities

[3] In addition, as of December 31, 2022, the company had eight contracts with the U.S. government for its contracted services business.

2022

10-K



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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K
FOR ANNUAL AND TRANSITION REPORTS
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2022 or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from   to

Commission File Number	Registrant, State of Incorporation Address, Zip Code and Telephone Number	IRS Employer Identification No.
001-14431	**American States Water Company**	95-4676679
	Incorporated in California	
	630 E. Foothill Boulevard, San Dimas CA 91773-1212	
	(909) 394-3600	
001-12008	**Golden State Water Company**	95-1243678
	Incorporated in California	
	630 E. Foothill Boulevard, San Dimas CA 91773-1212	
	(909) 394-3600	

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American States Water Company Common Shares	AWR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

American States Water Company	Yes	☒	No	☐
Golden State Water Company	Yes	☐	No	☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

American States Water Company	Yes	☐	No	☒
Golden State Water Company	Yes	☐	No	☒

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

American States Water Company	Yes	☒	No	☐
Golden State Water Company	Yes	☒	No	☐

Indicate by check mark whether Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or such shorter period that the Registrant was required to submit and post such files).

American States Water Company	Yes	☒	No	☐
Golden State Water Company	Yes	☒	No	☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

American States Water Company

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

Golden States Water Company

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

American States Water Company	☐
Golden State Water Company	☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

American States Water Company	Yes	☐	No	☒
Golden State Water Company	Yes	☐	No	☒

The aggregate market value of all voting and non-voting Common Shares held by non-affiliates of American States Water Company was approximately $3,012,286,000 on June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, based on the closing price per Common Share of American States Water Company as traded on the New York Stock Exchange. As of February 28, 2023, the number of Common Shares of American States Water Company outstanding was 36,969,622. As of that same date, American States Water Company owned all 171 outstanding Common Shares of Golden State Water Company. The aggregate market value of all voting stock held by non-affiliates of Golden State Water Company was zero on June 30, 2022.

Golden State Water Company meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K and is therefore filing this Form, in part, with the reduced disclosure format for Golden State Water Company.

Documents Incorporated by Reference:

Portions of the Proxy Statement of American States Water Company will be subsequently filed with the Securities and Exchange Commission as to Part III, Item Nos. 10, 11, 13 and 14 and portions of Item 12, in each case as specifically referenced herein.

AMERICAN STATES WATER COMPANY
and
GOLDEN STATE WATER COMPANY

FORM 10-K

INDEX

PART I

Item 1. Business

This annual report on Form 10-K is a combined report being filed by two separate Registrants, American States Water Company ("AWR") and Golden State Water Company ("GSWC"). References in this report to "Registrant" are to AWR and GSWC, collectively, unless otherwise specified. GSWC makes no representations as to the information contained in this report relating to AWR and its subsidiaries, other than GSWC.

AWR makes its periodic reports, Form 10-Q and Form 10-K, and current reports, Form 8-K, available free of charge through its website, www.aswater.com, as soon as material is electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). Such reports are also available on the SEC's website at www.sec.gov. AWR also makes available free of charge its code of business conduct and ethics, its corporate governance guidelines and the charters of its Nominating and Governance Committee, Compensation Committee and Audit and Finance Committee through its website or by calling (877) 463-6297. AWR and GSWC have filed the certification of officers required by Section 302 of the Sarbanes-Oxley Act as Exhibits 31.1 and 31.2 to this Form 10-K for fiscal 2022.

Overview

AWR is the parent company of GSWC, Bear Valley Electric Service, Inc. ("BVESI") and American States Utility Services, Inc. ("ASUS") (and its wholly owned subsidiaries: Fort Bliss Water Services Company ("FBWS"), Terrapin Utility Services, Inc. ("TUS"), Old Dominion Utility Services, Inc. ("ODUS"), Palmetto State Utility Services, Inc. ("PSUS"), Old North Utility Services, Inc. ("ONUS"), Emerald Coast Utility Services, Inc. ("ECUS") and Fort Riley Utility Services, Inc. ("FRUS")). On July 1, 2020, GSWC completed the transfer of the electric utility assets and liabilities from its electric division to BVESI, in exchange for common shares of BVESI. GSWC then immediately distributed all of BVESI's common shares to AWR, whereupon BVESI became wholly owned directly by AWR. This reorganization did not result in any substantive changes to AWR's operations and business segments.

AWR has three reportable segments: water, electric and contracted services. Within the segments, AWR has three principal business units, water and electric service utility operations conducted through its regulated utilities GSWC and BVESI, respectively, and contracted services conducted through ASUS and its subsidiaries. FBWS, TUS, ODUS, PSUS, ONUS, ECUS and FRUS may be referred to herein collectively as the "Military Utility Privatization Subsidiaries."

GSWC is a public water utility engaged in the purchase, production, distribution and sale of water in 10 counties in the state of California. GSWC is regulated by the California Public Utilities Commission ("CPUC"). BVESI is a public electric utility that distributes electricity in several San Bernardino County mountain communities in California, and is also regulated by the CPUC. Additional information regarding public utility regulation is discussed in Item 7. *"Management's Discussion and Analysis of Financial Condition" and Results of Operations"* under the section titled *"Regulatory Matters."*

AWR's regulated utilities served 263,265 water customers and 24,705 electric customers at December 31, 2022, or a total of 287,970 customers, compared with 262,770 water customers and 24,656 electric customers at December 31, 2021, or a total of 287,426 customers. Both GSWC's and BVESI's operations exhibit seasonal trends. Although both have diversified customer bases, residential and commercial customers account for the majority of water and electric sales and revenues. Revenues derived from commercial and residential customers accounted for approximately 90% of total water and electric revenues for the years ended December 31, 2022, 2021 and 2020.

ASUS, through the Military Utility Privatization Subsidiaries, has contracted with the U.S. government to provide water and/or wastewater services at various military installations. ASUS operates, maintains and performs construction activities (including renewal and replacement capital work) on water and/or wastewater systems at various U.S. military bases pursuant to an initial 50-year firm, fixed price contract and additional firm, fixed-price contracts. Each of the contracts with the U.S. government is subject to termination, in whole or in part, prior to the end of its 50-year term for convenience of the U.S. government or as a result of default or nonperformance by the ASUS subsidiary performing the contract. The price for each of these contracts is subject to annual economic price adjustments. Contracts are also subject to modifications for changes in circumstances, changes in laws and regulations, and additions to the contract value for new construction of facilities at the military bases. AWR guarantees performance of ASUS's military privatization contracts.

Pursuant to the terms of the 50-year contract with the U.S. government, the Military Utility Privatization Subsidiaries operate the following water and wastewater systems:

Subsidiary	Military Base	Type of System	Location
FBWS	Fort Bliss	Water and Wastewater	Texas and New Mexico
TUS	Joint Base Andrews	Water and Wastewater	Maryland
ODUS	Fort Lee	Wastewater	Virginia
ODUS	Joint-Base Langley Eustis and Joint Expeditionary Base Little Creek-Fort Story	Water and Wastewater	Virginia
PSUS	Fort Jackson	Water and Wastewater	South Carolina
ONUS	Fort Bragg, Pope Army Airfield and Camp Mackall	Water and Wastewater	North Carolina
ECUS	Eglin Air Force Base	Water and Wastewater	Florida
FRUS	Fort Riley	Water and Wastewater Collection and Treatment	Kansas

Certain financial information for each of AWR's business segments - water distribution, electric distribution, and contracted services - is set forth in Note 17 to the Notes to Consolidated Financial Statements of American States Water Company and its subsidiaries. While AWR's water and electric utility segments are not dependent upon a single or only a few customers, the U.S. government is the primary customer for ASUS's contracted services. ASUS, from time to time, performs work at military bases for other prime contractors of the U.S. government.

Seasonality

The demand for water and electricity varies by season. For instance, there can be a higher level of water consumption during the third quarter of each year when weather in California tends to be hot and dry. During unusually wet weather, our customers generally use less water. The CPUC has adopted regulatory mechanisms at GSWC that help mitigate fluctuations in revenues due to changes in water consumption by our customers in California, which currently remain in effect.

The demand for electricity in our electric customer service area is greatly affected by winter snow levels. An increase in winter snow levels reduces the use of snow making machines at ski resorts in the Big Bear area and, as a result, reduces our electric revenues. Likewise, unseasonably warm weather during a skiing season may result in temperatures too high for snow making conditions, which also reduces our electric revenues. The CPUC has adopted regulatory mechanisms for our electric business, which helps mitigate fluctuations in the revenues of our electric business due to changes in the amount of electricity used by BVESI's customers.

Environmental Regulations

AWR's subsidiaries are subject to extensive environmental regulations. GSWC is required to comply with safe drinking water requirements, including testing to determine constituents in its water supply and customer notification requirements if certain contaminants exceed maximum levels or advisory levels, and requirements to address issues relating to known contamination. The subsidiaries of ASUS are subject to similar requirements in connection with their water and wastewater operations on military bases. GSWC is also responsible for clean-up and remediation at a plant site that contained an underground storage tank. As mandated by legislation enacted in California, BVESI is required to submit wildfire mitigation plans to the CPUC for approval. California requires all electric utilities to prepare plans on constructing, maintaining, and operating their electrical lines and equipment to minimize the risk of catastrophic wildfire.

ASUS's subsidiaries are responsible for ensuring compliance with the reduction and/or removal of all constituents required under its wastewater treatment plant operating permits. ASUS works closely with state regulators and industry associations to stay current with emergent issues and proactively addresses any change in wastewater treatment regulation to ensure permit compliance.

The regulated utilities spent approximately $21.7 million in 2022 and expect to spend approximately $24.3 million in 2023 for capital expenditures on environmental control facilities. During 2022, ASUS performed construction activities (for the benefit of the U.S. government) related to environmental control facilities with a contract value of $922,000. ASUS expects to perform construction activities related to environmental control facilities with a contract value of $1.7 million in 2023. In addition, various other capital expenditures at the regulated utilities and construction projects at ASUS are incurred for purposes other than environmental control facilities, but may also have some environmental benefits. An environmental control facility is any facility that is reasonably expected to abate, reduce or aid in the prevention, measurement, control of monitoring of noise, air or water pollutants, solid waste, thermal pollution, radiation or other pollutants.

Environmental matters and compliance with such laws and regulations are discussed further in Item 7. *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* under the section titled *"Environmental Matters."*

Climate Change Planning, Risks and Opportunities

Climate change is one area that we focus on as we develop and execute our business strategy and financial planning, both in the short- and long-term and is subject to the oversight of the Board of Directors and senior management. First and foremost, designing and implementing efficient and resilient infrastructure and operational processes not only addresses climate change, but also reduces costs. Our capital investment programs are critical to ensure we can continue delivering reliable, high-quality water, wastewater and electric services without interruption. As a utility company, our operating strategy is dependent on having a reliable infrastructure in place.

The risks posed by climate variability increase the need for us to plan for and address supply resiliency. We address these risks by planning, assessing, mitigating, and investing in our infrastructure for the long-term benefit of our communities. As a provider of an essential product and service, our primary goal is to ensure service is uninterrupted.

GSWC considers the potential impacts of climate change in its water supply portfolio planning and its overall infrastructure replacement plans. We evaluate how water supplies, water quality and water demands may change, and consider mitigation strategies to assist us in being able to deliver water to our customers.

We seek to minimize our greenhouse gas (GHG) emissions to assist in reducing the effects of climate change. We studied our GHG emissions levels, set a 2020 baseline, and developed a GHG emissions reduction target of 60% by 2035 from the 2020 baseline. To accomplish this, Registrant has developed a phased approach, which includes short-, medium- and long-term actions. Our priorities include reductions in energy use and increasing purchases of green energy for our water operations, increasing purchases of green energy for distribution to our electric customers, and reviewing our vehicle fleet needs and electrification. Achievement of this reduction target is contingent on certain external factors, which include the ongoing development of technology, and successful achievement by the state of California in reaching its Renewables Portfolio Standard goal for this period.

Water Utility

There are risks to maintaining adequate water quality and/or supply, either from climate variability or other events. They include droughts, changes in weather patterns, natural disasters, wildfires, decisions or actions restricting the use of water from our sources, and/or pumping of groundwater, and contamination or acts of terrorism or vandalism. We consider these potential events in our strategic planning process as we aim to avoid service interruptions and compromised water quality.

Our goal is to maintain adequate and high-quality water supplies. We strive to reach this goal in a number of ways, including monitoring water levels, short- and long-term water supply planning, having a diverse water supply portfolio, developing contingency plans, water efficiency and conservation efforts, and maintaining a strong infrastructure. Additional information on GSWC's water supplies is discussed further in Item 7. *"Management's Discussion and Analysis of Financial Condition and Results of Operation"* under the section titled *"Water Supplies."*

Electric Utility

Climate change has also impacted electric utilities in California due to an increase in wildfires. BVESI's compliance with its wildfire mitigation plans have resulted in an increase in capital expenditures for wildfire mitigation projects. BVESI will not be able to recover the costs incurred to make capital improvements included in BVESI's current wildfire mitigation plans from customers until the CPUC approves recovery of these costs in its next general rate case filing, which was filed in August 2022 and will determine new electric rates for the years 2023-2026. Power supplies may also become more constrained and more expensive due to regulation of power plants using fossil fuels.

California has established a cap-and-trade program applicable to greenhouse gas emissions. While BVESI's power-plant emissions are below the reporting threshold, as a "Covered Entity" BVESI has an obligation to file a report with the California Air Resources Board (CARB) in June of each year under the Greenhouse Gas Mandatory Reporting Regulation. The report will become available publicly in the last quarter of 2023.

The State of California and the CPUC have established renewable energy procurement targets. BVESI has entered into a CPUC-approved ten-year contract for renewable energy credits. Because of this agreement, BVESI believes it will comply through at least 2023 with California's renewable energy statutes that address this issue. BVESI is pursuing short- and long-term renewable energy contracts to satisfy its requirements related to its resource portfolio for compliance period 4 (2021-2024) and beyond.

In 2022, BVESI's renewable power represented 38.5% of total electric supply purchases. Renewable Energy Procurement requirements continue to escalate, reaching 50% by 2026 and 100% carbon free by 2045. BVESI has issued a proposal to construct a solar energy project in Big Bear Lake, subject to obtaining CPUC approval and necessary permits. If approved and constructed, the project will provide a clean, local energy solution for the service territory.

BVESI offers a Distributed Generation Program, which benefits customers who install a solar or wind-generating facility that produces renewable energy. Those customers can receive a bill credit if their monthly renewable energy production exceeds their on-site use. BVESI also has a number of customers on its Net Energy Metering Program (NEM), which was the previous renewable energy program. NEM customers can receive a bill credit if their annual renewable energy production exceeds their on-site use. Approximately 5% of the energy consumed by our BVESI customers is now generated by customer-owned renewable sources (solar).

BVESI is also required to comply with the CPUC's greenhouse gas emission performance standards. Under these standards, BVESI must file an annual attestation with the CPUC stating that BVESI has no new ownership investment in generation facilities exceeding the emission performance standards and no long-term commitments for generation exceeding the standards. In January 2023, BVESI filed an attestation that BVESI complied with the standards for 2022. At this time, management cannot estimate the impact, if any, that these regulations may have on future costs over BVESI's power plant operations or the cost of BVESI's purchased power from third party providers.

COVID-19

GSWC, BVESI and ASUS have continued their operations throughout the COVID-19 pandemic given that their water, wastewater and electric utility services are deemed essential. AWR's responses take into account orders issued by the CPUC, and continued monitoring of guidance provided by federal, state, and local health authorities and other government officials for the COVID-19 pandemic.

Some of the actions taken by GSWC and BVESI included suspending service disconnections for nonpayment pursuant to CPUC and state orders, and telecommuting by employees. The suspension of water-service disconnections at GSWC were implemented in response to an executive order from the governor of California, as well as CPUC orders. Pursuant to a CPUC July 2021 decision, the moratorium on water-service disconnections due to non-payment of past-due amounts billed to residential customers expired on February 1, 2022. However, water service cannot be disconnected so long as customers make timely payments on current bills, and are provided and adhere to payment plans to pay down past-due bills resulting from the pandemic. The moratorium on electric customer service disconnections ended on September 30, 2021. However, electric-service disconnections for non-payment can only be done after taking into account other matters, such as average daily temperatures under certain conditions, and residential disconnections are capped on an annual basis at 2.5% of the total residential customers during the previous calendar year. With the CPUC's moratoriums on service disconnections for nonpayment for water and electric customers ending, service disconnections due to nonpayment have resumed with disconnections for delinquent residential customers resuming in June 2022.

The COVID-19 pandemic and its lingering effects to the economy contributed to significant volatility in financial markets throughout the pandemic. The continued economic impact could adversely impact the value of GSWC's pension and other retirement plan assets due to possible declines in security prices.

In addition, the lingering effects of the pandemic has placed a strain on supply chains to sufficiently meet demand of materials and supplies necessary to complete some capital expenditure projects at our regulated utilities, as well as some construction projects at our contracted services segment. While we may purchase materials and supplies upfront when appropriate, there can be no assurance that our efforts will prevent delays or disruptions to our capital investments or construction projects. Furthermore, Registrant has experienced increased costs due to the impacts of inflation. The regulated utilities may update their costs as part of general rate case proceedings or advice letter filings, as related to COVID-19 emergency costs. ASUS may update prices annually through economic price adjustments. However, until we receive increased funding to offset higher costs, our liquidity may be negatively impacted.

Additional information regarding the impact of COVID-19 on GSWC and BVESI is provided in Item 7. *"Management's Discussion and Analysis of Financial Condition and Results of Operation"* under the section titled *COVID-19.*

Competition

The businesses of GSWC and BVESI are substantially free from direct and indirect competition with other public utilities, municipalities and other public agencies within their existing service territories. However, GSWC and BVESI may be subject to eminent domain proceedings in which governmental agencies, under state law, may acquire GSWC's water systems or BVESI's electric system if doing so is necessary and in the public's interest. GSWC competes with governmental agencies and other investor-owned utilities in connection with offering service to new real estate developments on the basis of financial terms, availability of water and ability to commence providing service on a timely basis. ASUS actively competes for business with other investor-owned utilities, other third-party providers of water and/or wastewater services, and governmental entities primarily on the basis of quality of service and price.

AWR Workforce

AWR and its subsidiaries had a total of 811 employees as of December 31, 2022. GSWC had 501 employees as of December 31, 2022. BVESI had 46 employees, of which 17 employees are covered by a collective bargaining agreement with the International Brotherhood of Electrical Workers, which expires in December 2025. All of the employees of GSWC and BVESI are located in California. At times, GSWC and BVESI use temporary and contract workers for a finite period of time and in a limited capacity to continue a project or workflow until they can hire a regular employee. It is also common for those temporary workers to be hired on as a regular, full-time employee.

ASUS and its subsidiaries had a total of 264 employees as of December 31, 2022. Fifteen of FBWS's employees are covered by a collective bargaining agreement with the International Union of Operating Engineers. This agreement expires in September 2023.

Our businesses requires a combination of complex infrastructure, regulatory expertise and customer service. Ongoing development of our talent across the organization to meet critical business needs is a continual focus, and includes (i) building a culture such that high-potential talent is identified and further developed, (ii) creating career paths that not only move up a specialized ladder, but across the organization, and (iii) offering opportunities for employees to accept new challenges through stretch assignments.

Attracting Diverse Candidates

We understand that strength comes from having a diverse employee population. We strive to hire from our local communities and have a workforce that is representative, at all job levels, of the communities we serve. This begins with the recruitment process. We strive to have all aspects of employment, including the decision to hire, promote, discipline, or discharge, be based on merit, competence, performance, and business needs. It is our policy not to discriminate on the basis of race, color, religion, marital status, age, national origin, ancestry, physical or mental disability, medical condition, pregnancy, genetic information, gender, sexual orientation, gender identity or expression, veteran status, or any other status protected under federal, state, or local laws.

Compensation and Benefits

We pay employees a competitive and fair wage, as benchmarked with other leading companies and the market. Consistent with our principle of valuing personal mastery, we reward employees for improving their skills and capabilities. Our benefits include a defined benefit pension plan for employees hired prior to January 1, 2011, a defined contribution plan for hires or rehires after December 31, 2010, a 401(k) plan, healthcare and insurance benefits, health savings and flexible spending accounts.

Safety and Training

Strong Occupational Health and Safety practices reduce injuries, keep our workforce healthy, and reduce operating costs. A safe workforce translates into better performance company-wide. We work to create a safety-focused culture in which each individual feels personally responsible for their own safety, the safety of their co-workers, as well as the safety of the communities they serve. Safety performance is included as a metric in the officer and manager compensation programs. Employees attend training in various mandated safety programs that are applicable to their operations. In addition, there are regulatory safety training requirements as well as training requirements for the Department of Transportation and training requirements for compliance with local, state, and federal environmental laws.

To reinforce our safety efforts and protocols, company-wide safety inspections at GSWC and BVESI are conducted with supervisors. The inspection reports are forwarded to management for review, allocation of resources are made (if needed), and corrective actions are taken. ASUS has a dedicated Safety Coordinator located at each military base installation served. The onsite Safety Coordinator is responsible for regulatory compliance, as well as beneficial health and safety monitoring functions.

Learning and Development

Compliance training is required each year, for each employee. Other types of training are offered on an optional basis. Examples of optional programs include ongoing water operations competencies and education, supervisor development, knowledge capture and management, feedback and measurements to show the value of learning solutions, and administrative oversight for various business competencies relative to mandated training and compliance requirements. We pay for approved external business-related seminars and workshops. Certain positions require employees to maintain all of their job-specific certifications, licenses and continuing education credits.

On a regular and ongoing basis, we require all employees to certify that they have reviewed and understand our Code of Conduct as well as our Employee Handbook. We provide harassment and prevention awareness training for all employees.

Succession Planning

On an annual basis, our senior management team completes a roadmap for improving human capital management by developing succession plans with the goal of achieving the most efficient alignment of resources and talent to meet business needs. This includes identifying key succession positions and potential successors for top-level positions, such as Vice Presidents, for the next ten years.

Recruiting, developing and retaining the right talent is key to our long-term success. With 30% of our employees eligible for retirement in the next five years, we are focused on transferring institutional knowledge, continue succession planning and pursue recruitment and development strategies to attract qualified talent.

Cybersecurity

Cyberattacks represent an increasing threat to water, wastewater and electric utility systems and thereby the safety and security of our communities. There have also been increasing threats to the information that companies maintain that have resulted in the unauthorized disclosure of private customer, employee, director and corporate financial information.

We have increased our investments in information technology to monitor and address these threats and attempted cyber-attacks, and to improve our posture in addressing security vulnerabilities. We have adopted multi-layered safeguards and educational measures to protect our operations, assets and digital information. Cybersecurity updates are given to the Board of Directors on a quarterly basis. Quarterly cybersecurity training is required for all employees, with the topics varying each quarter. We also conduct specialized training for employees annually on protecting certain types of information relating to the work we do with the U.S. government. While we have increased our investments in information technology and in employee awareness and education to address security vulnerabilities, there can be no assurance that these measures and our efforts will prevent a cyber-attack.

Forward-Looking Information

This Form 10-K and the documents incorporated herein contain forward-looking statements intended to qualify for the "safe harbor" from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current estimates, expectations and projections about future events and assumptions regarding these events and include statements regarding management's goals, beliefs, plans or current expectations, taking into account the information currently available to management. Forward-looking statements are not statements of historical facts. For example, when we use words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "may" and other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We are not able to predict all the factors that may affect future results. We caution you that any forward-looking statements made by us are not guarantees of future performance and the actual results may differ materially from those in our forward-looking statements. Some of the factors that could cause future results to differ materially from those expressed or implied by our forward-looking statements or from historical results, are described in the following section.

Item 1A. Risk Factors

You should carefully read the risks described below and other information in this Form 10-K in order to understand certain of the risks of our business.

Overview of Risk Factors

We have three business segments, water utility, electric utility and contracted services, each of which are subject to different risks as further discussed below. We are also subject to risks frequently encountered by businesses of our size.

Regulated Water and Electric Utility Operations

GSWC's and BVESI's revenues depend substantially on the rates and charges we are permitted to recover from our customers and the timing of that recovery as authorized by the CPUC. Decisions of the CPUC could also result in impairment charges and customer refunds, and delays in recovering costs in rates. Some of the factors impacting our ability to obtain rate recovery on a timely basis include opposition to rate increases arising out of increased costs for replacing aging infrastructure and increased costs associated with addressing climate change risks, such as drought and wildfires in California, costs incurred in connection with complying with water quality regulations, costs incurred in connection with complying with the COVID-19 pandemic, and costs incurred in connection with obtaining and complying with franchise agreements with local governmental agencies and costs of obtaining permits from local, state and federal governmental agencies. There may also be increased customer opposition to rate increases due to customer dissatisfaction with conservation rate structures and public safety power shutdowns.

Our water and electric utility services are provided in California. As a result, our financial results are largely subject to political, water supply, labor, utility cost and regulatory risks, economic conditions, natural disasters (which may increase as a result of climate change), and other risks affecting California businesses. Our assets are also subject to condemnation in California.

Contract Services Operations

All of our utility privatization contract services are provided to the U.S. government pursuant to the terms of firm, fixed-price contracts subject to annual economic price adjustments. These contracts may be terminated or services suspended at any time for convenience of the government. We are subject to penalties for failure to conform or comply with U.S. government regulations and the terms of our contracts, and may be suspended or debarred for such failure to comply. The fees that we may charge are adjusted annually and in response to our requests for equitable adjustments. We have experienced delays in obtaining price and equitable adjustments, as well as delays in being paid by the U.S. government.

We are also responsible for complying with water quality and wastewater quality regulations on military bases.

We compete with other companies in bidding on providing utility services on military bases. We submit bids on new U.S. government contracts for military bases based on estimates of cost and potential profit. Our estimates and judgment are important, for in the event we overpay to obtain a contract, we could incur losses on it.

Other Business Risks

We may be subject to financial losses, penalties and other liabilities if we fail to operate and maintain safe work sites, equipment and facilities, including losses, damages, penalties and other liabilities arising from wildfires, other natural disasters and terrorist activities. We may not be able to recover all these losses from insurance or from ratepayers or may experience delays in obtaining recovery for these losses.

We are also subject to other business risks typical of our business, including:

- Security risks, data protection and cyber-attacks that could disrupt our operations, increase our expenses, result in liabilities to third parties and damage to our reputation;

- Failure to attract, train, develop and transition key employees with the necessary skills to replace employees who are retiring or otherwise terminate employment or to fill new positions needed to respond to the increase in public utility and environmental regulations;

- Failure to make accurate estimates about financing and accounting matters, and in filing requests for rate increases with the CPUC or requests for price adjustments with the U.S. government or in bids on military privatization contracts;

- Our ability to finance the significant capital expenditures required by our businesses, which could be adversely impacted by general economic and market conditions;

- Changes in accounting, public utility, environmental and tax laws and regulations impacting our business;

- Our inability to comply with debt covenants in our debt agreements; and

- Final determination of our income tax liability by the federal and applicable state governments.

As a holding company, AWR is dependent upon dividends from its subsidiaries to pay dividends to its shareholders. The ability of its subsidiaries to pay dividends is dependent upon compliance with state laws governing the payment of dividends and the terms of the debt agreements with the applicable subsidiary.

Climate Change

Climate change has resulted in increased frequency and duration of droughts, potential degradation of water quality, and changes in demand for services. More frequent and extended California drought conditions may cause increased stress on surface water supplies and groundwater basins, as well as allocations of water from the State Water Project and the Colorado River. Wholesale water suppliers may not have adequate supply during extended periods of drought, which may result in increases in prices for water delivered to us. In addition, GSWC could experience an increased use of reclaimed or recycled water by GSWC customers, in lieu of GSWC supplying potable water to these customers. Reclaimed water generally has lower tariff rates than potable water. Prolonged droughts may also result in state-ordered mandatory or voluntary conservation efforts by customers, changes in customer conservation patterns and imposition of new regulations impacting such things as landscaping and irrigation patterns.

These drought conditions have contributed to increases in wildfires, which has resulted in new California legislation requiring electric utilities to adopt and implement wildfire safety and mitigation plans. BVESI is incurring increased capital expenditures related to the creation and implementation of these plans. We anticipate that the costs of capital improvements necessary to implement this program will continue to increase. BVESI is also required to implement a public safety power shut-off program during high wildfire threat conditions. Shut-offs can reduce BVESI's liquidity and decrease customer satisfaction. Abnormal weather patterns created by climate change can also impact electricity demand at BVESI. The demand for electricity at our electric segment is greatly affected by winter snow levels. An increase in winter snow levels reduces the use of snow making machines at ski resorts in the Big Bear area and, as a result, reduces our electric revenues. Likewise, unseasonably warm weather during a skiing season may result in temperatures too high for snow making conditions, which also reduces our liquidity. Furthermore, potential future legislation efforts to ban gas powered power plants as a response to climate change may require us to replace our current 8.4 MW natural gas powered generator before its useful life is completed.

More extreme weather events which may result in flash flooding, mudslides and high winds which could damage our infrastructure and our customers' and/or suppliers' property as a result of climate change may increase our cost of maintaining our infrastructure, our ability to provide water or electric service and the demand of our services from customers whose property has been damaged. The cost of damage to our infrastructure may be somewhat mitigated if the CPUC permits us to establish a catastrophic emergency memorandum account enabling us to recover the costs incurred.

Risks Associated with Regulated Public Utility and Contracted Services Operations

Our businesses are heavily regulated and, as a result, decisions by regulatory agencies or the U.S. government can significantly affect our businesses

GSWC's and BVESI's revenues depend substantially on the rates and fees they charge their customers and their ability to recover costs on a timely basis as authorized by the CPUC, including the ability to recover the costs of purchased water, groundwater assessments, electricity, natural gas, chemicals, water treatment, security at water facilities and preventative maintenance and emergency repairs. Any delays by the CPUC in granting rate relief to cover increased operating and capital costs at our public utilities or delays in obtaining approval of our requests at ASUS for economic price or equitable adjustments for contracted services from the U.S. government may adversely affect our financial performance. We may file for interim rates in California in situations where there may be delays in granting final rate relief during a general rate case proceeding. If the CPUC approves lower rates, the CPUC will require us to refund to customers the difference between the interim rates and the rates approved by the CPUC. Similarly, if the CPUC approves rates that are higher than the interim rates, the CPUC may authorize us to recover the difference between the interim rates and the final rates.

Regulatory decisions affecting GSWC and/or BVESI may also impact prospective revenues and earnings, affect the timing of the recognition of revenues and expenses, may overturn past decisions used in determining our revenues and expenses, and could result in impairment charges and customer refunds. On August 27, 2020, the CPUC issued a final decision in the first phase of the CPUC's Order Instituting Rulemaking evaluating the low income ratepayer assistance and affordability objectives contained in the CPUC's 2010 Water Action Plan, which also addressed the continued use of the Water Revenue Adjustment

Mechanism ("WRAM") and the Modified Cost Balancing Account ("MCBA") by California water utilities. Based on the final decision, any general rate case application filed by GSWC and the other California water utilities after the August 27, 2020 effective date of this decision, may not include a proposal to continue the use of the WRAM or MCBA, but may instead include a proposal to use a limited price adjustment mechanism (the Monterey-Style WRAM) and an incremental supply cost balancing account. As a result of the August 2020 decision, the discontinuation of the WRAM and MCBA for GSWC would be effective for years after 2024. However, on September 30, 2022, the governor of California signed Senate Bill ("SB") 1469. Effective January 1, 2023, SB 1469 allows Class A water utilities, including GSWC, to continue requesting the use of the WRAM in their next general rate case. With the passage of SB 1469, GSWC will be able to request the continued use of the WRAM in its next general rate case to be filed in 2023 that will establish new rates for the years 2025 – 2027. GSWC's request to continue using the WRAM in its next general rate case will be subject to CPUC approval.

Management continually evaluates the anticipated recovery of regulatory assets, settlement of liabilities and revenues subject to refund and provides for allowances and reserves as deemed necessary. In the event that our assessment of the probability of recovery or settlement through the ratemaking process is incorrect, we will adjust the associated regulatory asset or liability to reflect the change in our assessment or any regulatory disallowances. A change in our evaluation of the probability over the recovery of regulatory assets including a future disallowance of previously granted regulatory mechanisms, or a regulatory disallowance of all or a portion of our costs could have a material adverse effect on our financial results.

We are also, in some cases, required to estimate future expenses and, in others, we are required to incur the expense before recovering costs. As a result, our revenues and earnings may fluctuate depending on the accuracy of our estimates, the timing of our investments or expenses or other factors. If expenses increase significantly over a short period, we may experience delays in recovery of these expenses, the inability to recover carrying costs for these expenses, and increased risks of regulatory disallowances or write-offs.

Changes in laws, regulations and policies of regulatory agencies can significantly affect our business

Regulatory agencies may also change their rules and policies, which may adversely affect our profitability and cash flows. Changes in policies of the U.S. government may also adversely affect one or more of our Military Utility Privatization Subsidiaries. In certain circumstances, the U.S. government may be unwilling or unable to appropriate funds to pay costs mandated by changes in rules and policies of federal or state regulatory agencies. The U.S. government may disagree with the increases that we request and may delay approval of requests for equitable adjustment or economic price adjustments, which could adversely affect our anticipated rates of return at our contracted services business.

We may also be subject to fines or penalties if a regulatory agency or the U.S. government determine that we have failed to comply with laws, regulations or orders applicable to our businesses, unless we successfully appeal such an adverse determination. Regulatory agencies may also disallow recovery of certain costs if they determine they may no longer be recovered in rates, or if audit findings determine that we have failed to comply with our policies and procedures for procurement or other practices.

We may experience delays in receiving payments for services rendered in military bases due to delays in Congress appropriation bills or other factors affecting the available funds to pay contractors.

Our liquidity and earnings may be adversely affected by maintenance costs

Some of our infrastructure in California is aging. We have experienced leaks and mechanical problems in some of these older systems. In addition, infrastructure maintenance expenses are affected by labor and material costs and more stringent environmental regulations. Our electrical systems have also required upgrades due to aging and new wildfire safety and other compliance requirements. While we spend significant amounts on maintenance each year, these costs can increase substantially and unexpectedly. There could be an increase in infrastructure damage if California experiences more extreme weather events resulting in damage to our property.

We include estimated increases in maintenance costs for future years in each water and electric general rate case filed by GSWC and BVESI, respectively, for possible recovery. To the extent that these estimates understate our actual costs, we may be unable to recover all maintenance costs in rates.

Our assets at our regulated utilities are subject to condemnation

Municipalities and other governmental subdivisions may, in certain circumstances, seek to acquire certain of our assets through eminent domain proceedings. It is generally our practice to contest these proceedings, which may be costly and may temporarily divert the attention of management from the operation of our business. If a municipality or other governmental subdivision succeeds in acquiring our assets, there is a risk that we will not receive adequate compensation for the assets taken or be able to recover all charges associated with the condemnation of such assets. In addition, we would no longer be entitled to any portion of the revenues generated from the use of such assets.

Our costs of obtaining and complying with the terms of franchise agreements are increasing

Cities and counties in which GSWC and BVESI operate have granted them franchises to construct, maintain and use pipes, wires and appurtenances in or along public streets and rights of way. The costs of obtaining, renewing and complying with the terms of these franchise agreements have been increasing as cities and counties attempt to regulate our operations within the boundaries of the city or unincorporated areas of the counties in which we operate. Our regulated utilities may also be required from time to time to relocate existing infrastructure in order to accommodate local infrastructure improvement projects. Cities and counties have also been imposing new fees on our operations, including pipeline abandonment fees and road-cut or other types of capital improvement fees. At the same time, there is increasing opposition from consumer groups to rate increases that may be necessary to compensate GSWC and BVESI for the increased costs of regulation by local governments. These trends may adversely affect our ability to recover in rates the costs of providing water and electric services and to efficiently manage capital expenditures and operating and maintenance expenses within CPUC-authorized levels.

We have also experienced instances of increased costs and delays in obtaining permits that we need in order to install, maintain, repair, and replace some of our aging water and electric utility infrastructure and upgrades needed to comply with changes in laws and regulations or otherwise necessary to harden our infrastructure as a result of drought, wildfires and increases in the frequency and duration of more extreme weather events due to climate change.

Adverse publicity and reputational risks can lead to increased regulatory oversight or sanctions

As a utility company, we have a large customer base and are therefore, subject to public criticism regarding, among other things, the quality and reliability of our water and electricity services, and the accuracy, timeliness and format of bills that are provided to our customers for such services. Adverse publicity and negative customer sentiment may cause regulatory authorities, including the CPUC, and other governing bodies to view us unfavorably and cause us to be susceptible to increased oversight and more stringent regulations and economic requirements.

Risks Associated with Health, Safety and Liability Matters

The outbreak of COVID-19 and its impact on business and economic conditions could negatively affect our financial condition.

The COVID-19 outbreak, the resulting pandemic, and the impact on the economy and financial markets could adversely affect the Company's financial condition. We have continued our operations given that water, wastewater, and electric utility services are deemed essential, and have implemented health and safety measures in accordance with the guidance provided by federal, state, and local health authorities and other government officials. Although the spread of COVID-19 has lessened, we may continue to experience impacts from the pandemic that include:

- an adverse impact on our business activities due to the ongoing shortage of skilled trade labor as well as engineering and professional staff;

- an increase in costs as a result of our emergency measures, delayed payments from our customers and uncollectible accounts as a result of the impact on our customers' ability to pay bills;

- impact to our liquidity position and cost of and ability to access funds from financial institutions and capital markets;

- an adverse impact on the value of our pension and retirement assets;

- increased customer dissatisfaction due to an increase in customer wait times resulting from a rise in customer calls, and general anxiety due to personal circumstances arising from the pandemic; and

- supply chain disruptions and delays which impacts our ability and that of our subcontractors to build and maintain our infrastructure on a timely basis.

The continued effects of the pandemic has impacted and may continue to impact supply chains with restrictions and limitations on business activities, impacts to labor shortages, capacity constraints, disruptions and delays. These issues may continue to place a strain on supply chains to sufficiently meet demand of the materials and supplies necessary to complete capital expenditure projects at our regulated utilities, or construction projects at our contracted services segment. While we may purchase materials and supplies upfront when appropriate, there can be no assurance that our efforts will prevent delays or disruptions to our capital investments or construction projects.

Current supply chain challenges are driving price increases for materials commonly used for construction projects. Combined with rising labor costs, the current inflationary market is leading to an increase in total cost for our capital expenditure projects. Our regulated utilities update costs as part of general rate case proceedings, and ASUS updates prices annually through economic price adjustments. However, until we receive increased funding to offset higher costs, our liquidity may be negatively impacted.

The CPUC has authorized GSWC and BVESI to track incremental costs, including bad debt expense in excess of what is included in their respective revenue requirements, incurred as a result of the pandemic in COVID-19 emergency-related memorandum accounts to be filed with the CPUC for future recovery. Emergency-type memorandum accounts are well-established cost recovery mechanisms authorized as a result of a state/federal declared emergency, and are therefore recognized as regulatory assets for future recovery.

Also, as a result of the economic effects from the pandemic, there has been a trend of elevated workforce departures and competition for talent in the United States. While we expect to see continued competition for workforce talent, Registrant has not experienced the level of increases to workforce departure that many companies in the United States has been contending with during the year.

Our liquidity and earnings may be adversely affected by wildfires

It is possible that wildfires may occur more frequently, be of longer duration or impact larger areas as a result of drought-damaged plants and trees, lower humidity or higher winds that may occur as result of changing weather patterns. Our liquidity, earnings and operations may be materially adversely affected by wildfires. We may be required to (i) incur greater costs to relocate lines or increase our trimming of trees and other plants near our electric facilities to avoid wildfires, (ii) make significant additional capital expenditures to fund the projects in BVESI's wildfire and safety mitigation plans, and (iii) bear the costs of damages to property or injuries to the public if it is determined that our power lines or other electrical equipment was a cause of such damages or injuries. In addition, wildfires may result in reduced demand if structures are destroyed or unusable following a wildfire, and may adversely affect our ability to provide water or electric service in our service areas due to public safety power shutdowns or any of our water or electric utility infrastructure is damaged by a wildfire.

Losses by insurance companies resulting from wildfires in California have caused insurance coverage for wildfire risks to become more expensive and coverage could become unavailable on reasonable terms, and our insurance may be inadequate to recover all our losses incurred in a wildfire. We might not be allowed to recover in our rates any increased costs of wildfire insurance or the costs of any uninsured wildfire losses.

Electric utilities in California are authorized to shut off power for public safety reasons, such as during periods of extreme fire hazard, if the utility reasonably believes that there is an imminent and significant risk that strong winds may topple power lines or cause vegetation to come into contact with power lines leading to increased risk of fire. Shut-offs can reduce BVESI's liquidity and decrease customer satisfaction.

These shut-offs can also adversely affect GSWC's water utility operations if the electric utilities that provide electric service to GSWC's water operations shut off power lines that deliver electricity to GSWC's water plant and equipment, thereby adversely affecting its ability to provide water service to its customers.

We may be held strictly liable for damages to property caused by our equipment even if we are not negligent

Utilities in California may be held strictly liable for damages caused by their property, such as mains, fire hydrants, power lines and other equipment, even though they were not negligent in the operation and maintenance of that property, under a doctrine known as inverse condemnation. Our liquidity, earnings and operations may be adversely affected if we are unable to recover the costs of paying claims for damages caused by the non-negligent operation and maintenance of our property from customers or through insurance.

We may be subject to financial losses, penalties and other liabilities if we fail to maintain safe work sites, equipment or facilities

Our safety record is critical to our reputation. We maintain health and safety standards to protect our employees, customers, vendors and the public. Although we aim to comply with such health and safety standards, it is unlikely that we will be able to avoid all accidents or other events resulting in damage to property or the public.

Our business sites, including construction and maintenance sites, often put our employees and others in close proximity with large pieces of equipment, moving vehicles, pressurized water, chemicals and other regulated materials. On many sites, we are responsible for safety and, accordingly, must implement safety procedures. If we fail in any respect to implement such procedures or if the procedures we implement are ineffective or are not followed by our employees or others, our employees and others may be injured or die. Unsafe work sites also have the potential to increase our operating costs. Any of the foregoing could result in financial losses, which could have a material adverse impact on our business, financial condition, and results of operations.

Our operations involve the handling and storage of hazardous chemicals that, if improperly handled, stored or disposed of, could subject us to penalties or other liabilities. We are also subject to regulations dealing with occupational health and safety. Although we maintain functional employee groups whose primary purpose is to ensure that we implement effective health, safety, and environmental work procedures throughout our organization, including construction sites and maintenance sites, a failure to comply with such regulations in any respect could subject us to liability.

The generation, transmission and distribution of electricity are dangerous and involve inherent risks of damage to private property and injury to employees and the general public

Electricity is dangerous for employees and the general public should they come in contact with electrical current or equipment, including through downed power lines, sparking during high-wind events or equipment malfunctions. Injuries and property damage caused by such events may subject BVESI to significant liabilities that may not be covered or fully covered by insurance. Additionally, the CPUC has delegated to its staff the authority to issue citations, which carry a fine of $50,000 per-violation per day, to electric utilities subject to its jurisdiction for violations of safety rules found in statutes, regulations, and the General Orders of the CPUC.

We may sustain losses that exceed or are excluded from our insurance coverage or for which we are not insured

We are, from time to time, parties to legal or regulatory proceedings. These proceedings may pertain to regulatory investigations, employment matters or other disputes. Management periodically reviews its assessment of the probable outcome of these proceedings, the costs and expenses reasonably expected to be incurred, and the availability and extent of insurance coverage. On the basis of this review, management establishes reserves for such matters. We may, however, from time to time be required to pay fines, penalties or damages that exceed our insurance coverage and/or reserves if our estimate of the probable outcome of such proceedings proves to be inaccurate.

We maintain insurance coverage as part of our overall legal and risk management strategy to minimize our potential liabilities. Generally, our insurance policies cover property, workers' compensation, general liability, automobile liability, and other risks. Insurance coverage may not cover certain claims involving punitive damages. Each policy includes deductibles or self-insured retentions and policy limits for covered claims. Our insurance policies also contain exclusions and other limitations that may not cover our potential liabilities. Furthermore, due to insurance market conditions resulting in tighter underwriting and increased premiums along with reductions in capacity, we have experienced increased costs and difficulties in obtaining certain insurance coverages, particularly along the general liability, umbrella and cyber insurance lines. We may experience further increased insurance costs and/or coverage reductions in future years. As a result, we may sustain losses that exceed or that are excluded from our insurance coverage or for which we are not insured.

Uninsured losses and increases in the cost of insurance may not be recoverable or fully recoverable in customer rates. A loss which is not insured or not fully insured or cannot be recovered in customer rates could materially affect our financial condition and results of operations.

We operate in areas subject to natural disasters

We operate in areas that are prone to earthquakes, fires, mudslides, hurricanes, tornadoes, high winds, flooding or other natural disasters. While we maintain insurance policies to help reduce our financial exposure, a significant seismic event in southern California, where our regulated water and electric operations are concentrated, wildfires or other natural disasters in any of the areas that we serve could adversely impact our ability to deliver water and electricity or provide wastewater service, and adversely affect our costs of operations. With respect to GSWC and BVESI, the CPUC has historically allowed utilities to establish a catastrophic emergency memorandum account ("CEMA") to potentially recover such incremental costs not covered in rates. With respect to the Military Utility Privatization Subsidiaries, costs associated with responding to natural disasters have been recoverable through requests for equitable adjustment.

Our operations may be the target of terrorist activities

Terrorists could seek to disrupt service to our customers by targeting our assets. We have invested in additional security for facilities throughout our regulated service areas to mitigate the risks of terrorist activities. We also may be prevented from providing water and/or wastewater services at the military bases we serve in times of military crisis affecting these bases.

Water Quality Regulatory Risks

Our costs involved in maintaining water quality and complying with environmental regulation have increased and are expected to continue to increase

Our capital and operating costs at GSWC may increase substantially as a result of increases in environmental regulation arising from increases in the cost of upgrading and building new water treatment plants, disposing of residuals from our water treatment plants, handling and storing hazardous chemicals, compliance-monitoring activities and securing alternative supplies when necessary. GSWC may be able to recover these costs from customers through the ratemaking process. We may also be able to recover these costs from certain third parties under settlement and contractual arrangements. Our capital and operating costs may also increase as a result of changes in laboratory detection capabilities and drinking water notification and response levels for certain substances, such as perfluoroalkyl substances ("PFAS") used to make certain fabrics and other materials, certain fire suppression agents and used in various industrial processes.

Our operating costs may increase as a result of groundwater contamination

Our operations can be impacted by groundwater contamination in certain service territories. Historically, we have taken a number of steps to address contamination, including the removal of wells from service, decreasing the amount of groundwater pumped from wells in order to facilitate remediation of plumes of contaminated water, constructing water treatment facilities and securing alternative sources of supply from other areas not affected by the contamination. In emergency situations, we have supplied our customers with bottled water until the emergency situation has been resolved.

Our ability to recover these types of costs depends upon a variety of factors, including approval of rate increases, the willingness of potentially responsible parties to settle litigation and otherwise address the contamination, and the extent and magnitude of the contamination. We may recover costs from certain third parties that may be responsible, or potentially responsible, for groundwater contamination. However, we often experience delays in obtaining recovery of these costs and incur additional costs associated with seeking recovery from responsible or potentially responsible parties, which may adversely impact our liquidity. In some events, we may be unable to recover all of these costs from third parties due to the inability to identify the potentially responsible parties, the lack of financial resources of responsible parties or the high litigation costs associated with obtaining recovery from responsible or potentially responsible parties.

We can give no assurance regarding the adequacy of any such recovery to offset the costs associated with contamination or the cost of recovery of any legal costs. To date, the CPUC has permitted us to establish memorandum accounts for potential recovery of these types of costs when they have arisen.

Management believes that rate recovery, proper insurance coverage and reserves are in place to appropriately manage these types of contamination issues. However, such issues, if ultimately resolved unfavorably to us, could, in the aggregate, have a material adverse effect on our results of operations and financial condition.

Water Supply Risks

The adequacy of our water supplies depends upon weather and a variety of other uncontrollable factors

The adequacy of our water supplies varies from year to year depending upon a variety of factors, including:

- rainfall, basin replenishment, flood control, snow pack levels in California and the West, reservoir levels and availability of reservoir storage;

- availability of Colorado River water and imported water from the State Water Project;

- the amount of usable water stored in reservoirs and groundwater basins;

- the amount of water used by our customers and others;

- water quality;

- legal limitations on production, diversion, storage, conveyance and use; and

- climate change.

More frequent and extended California drought conditions and changes in weather patterns cause increased stress on surface water supplies and groundwater basins. In addition, low or no allocations of water from the State Water Project and court-ordered pumping restrictions on water obtained from the Sacramento-San Joaquin Delta decrease or eliminate the amount of water that the Metropolitan Water District of Southern California ("MWD") and other state water contractors are able to import from northern California.

We have implemented tiered rates and other practices, as appropriate, in order to encourage water conservation. We have also implemented programs to assist customers in complying with water usage reductions. Over the long term, we are acting to secure additional supplies, which may include supplies from desalination and increased use of reclaimed water, where appropriate and feasible. We cannot predict the extent to which these efforts to reduce stress on our water supplies will be successful or sustainable, or the extent to which these efforts will enable us to continue to satisfy all of the water needs of our customers. Water shortages at GSWC may:

- adversely affect our supply mix, for instance, by causing increased reliance upon more expensive water sources;

- adversely affect our operating costs, for instance, by increasing the cost of producing water from more highly contaminated aquifers or requiring us to transport water over longer distances, truck water to water systems or adopt other emergency measures to enable us to continue to provide water service to our customers;

- result in an increase in our capital expenditures over the long term, for example, by requiring future construction of pipelines to connect to alternative sources of supply, new wells to replace those that are no longer in service or are otherwise inadequate to meet the needs of our customers, and other facilities to conserve or reclaim water;

- adversely affect the volume of water sold as a result of such factors as mandatory or voluntary conservation efforts by customers, changes in customer conservation patterns, recycling of water by customers and imposition of new regulations impacting such things as landscaping and irrigation patterns;

- adversely affect aesthetic water quality if we are unable to flush our water systems as frequently due to water shortages or drought restrictions; and

- result in customer dissatisfaction and harm to our reputation if water service is reduced, interrupted or otherwise adversely affected as a result of drought, water contamination or other causes.

Our liquidity may be adversely affected by changes in water supply costs

We obtain our water supplies for GSWC from a variety of sources, which vary among our water systems. Certain systems obtain all of their supply from water that is pumped from aquifers within our service areas; some systems purchase all of their supply from wholesale suppliers; some systems obtain their supply from treating surface water sources; and other systems obtain their supply from a combination of wells, surface water sources and/or wholesale suppliers. The cost of obtaining these supplies varies, and overall costs can be impacted as use within a system varies from time to time. As a result, our cost of providing, distributing and treating water for our customers' use can vary significantly.

Furthermore, imported water wholesalers, such as MWD, may not always have an adequate supply of water to sell to us. Wholesale water suppliers may increase their prices for water delivered to us based on factors that affect their operating costs. Purchased water rate increases are beyond our control.

GSWC has implemented a modified supply cost balancing account, the MCBA, to track and recover costs from supply mix changes and rate changes by wholesale suppliers, as authorized by the CPUC. However, cash flows from operations can be significantly affected since much of the balance we recognize in the MCBA is collected from or refunded to customers primarily through surcharges or surcredits, respectively, generally over twelve- to twenty-four-months.

Our liquidity and earnings may be adversely affected by our conservation efforts

Our water utility business is heavily dependent upon revenue generated from rates charged to our customers based on the volume of water used. The rates we charge for water are regulated by the CPUC and may not be adequately adjusted to reflect changes in demand. Declining usage also negatively impacts our long-term operating revenues if we are unable to secure rate increases or if growth in the customer base does not occur to the extent necessary to offset per-customer usage decline.

Conservation by all customer classes at GSWC is a top priority. However, customer conservation will result in lower volumes of water sold. We may experience a decline in per-customer water usage due to factors such as:

- conservation efforts to reduce costs;

- drought conditions resulting in additional water conservation;

- the use of more efficient household fixtures and appliances by customers to save water;

- voluntary or mandatory changes in landscaping and irrigation patterns;

- recycling of water by our customers; and

- mandated water-use restrictions.

These types of changes may result in permanent decreases in demand even if our water supplies are sufficient to meet higher levels of demand after a drought ends. In addition, governmental restrictions on water usage during drought conditions may result in a decreased demand for water, even if our sources of supply are sufficient to serve our customers during such drought conditions.

We implemented the CPUC-approved WRAM at GSWC, which has the effect of stabilizing revenues at the adopted level thereby reducing the potential adverse earnings impact of our customers' conservation efforts. However, cash flows from operations can be significantly affected since much of the balance we recognize in the WRAM account is collected from or refunded to customers generally over twelve-, eighteen- or twenty-four-month periods.

Electric Segment Operations Risks

Our electric segment operates in a high wildfire risk area

BVESI is required to adopt and implement a wildfire safety and mitigation plan that is submitted periodically to, and subject to the approval of, the CPUC. The recovery of costs incurred to implement this plan are not approved by the CPUC at the time of its approval of the wildfire mitigation plan, but will only be approved by the CPUC in a subsequent general rate case. We anticipate that the costs of capital improvements necessary to implement this program will increase substantially.

BVESI is also required to implement a public safety power shut-off program during high wildfire threat conditions. The CPUC may assess penalties if BVESI shuts-down power to its customers and the CPUC determines that the shutdown was not reasonably necessary in the circumstances.

BVESI has also obtained a safety certificate, which must be renewed annually by the CPUC. Even with an approved safety certificate, BVESI could be found liable for deaths, injuries and property damage if BVESI's electric equipment is found to have caused a catastrophic wildfire. BVESI may not be able to recover the costs of all liabilities from such a wildfire from insurance or from ratepayers.

Our liquidity may be adversely affected by increases in electricity and natural gas prices in California

We purchase most of the electric energy sold to customers in our electric customer service area from others under purchased power contracts. In addition to purchased power contracts, we purchase additional energy from the spot market to meet peak demand and following the expiration of purchased power contracts if there are delays in obtaining CPUC authorization of new purchase power contracts. We may sell surplus power to the spot market during times of reduced energy demand. As a result, our cash flows may be affected by increases in spot market prices of electricity purchased and decreases in spot market prices for electricity sold. However, BVESI has implemented a CPUC-approved supply-cost balancing account to mitigate the impact to earnings from fluctuations in supply costs.

Unexpected generator downtime at our 8.4 megawatt natural-gas-fueled generator or a failure to perform by any of the counterparties to our electric and natural gas purchase contracts could further increase our exposure to fluctuating natural gas and electricity prices.

Changes in electricity prices also affect the unrealized gains and losses on our block forward purchased power contracts that qualify as derivative instruments since we adjust the asset or liability on these contracts to reflect the fair market value of the contracts at the end of each month. The CPUC has authorized us to establish a memorandum account to track the changes in the fair market value of our purchased power contracts. As a result, unrealized gains and losses on these types of purchased power contracts do not impact earnings.

We may not be able to procure sufficient renewable energy resources to comply with CPUC rules

We are required to procure a portion of our electricity for BVESI from renewable energy resources to meet the CPUC's renewable procurement requirements. We have an agreement with a third party to purchase renewable energy credits, which enables us to meet these requirements through 2023. In the event that the third party fails to perform in accordance with the terms of the agreement, we may not be able to obtain sufficient resources to meet the renewable procurement requirements. We may be subject to fines and penalties by the CPUC if it determines that we are not in compliance with the renewable resource procurement rules.

Utility Privatization Contract Risks

Our contracts for servicing military bases create certain risks that are different from our public utility operations

We have entered into contracts to provide water and/or wastewater services at military bases pursuant to an initial 50-year firm, fixed-priced contract and additional firm, fixed-price contracts, subject to termination, in whole or in part, for the convenience of the U.S. government. In addition, the U.S. government may stop work under the terms of one or more of the contracts, delay performance of our obligations under the contracts or modify the contracts at its convenience.

Our contract pricing is based on a number of assumptions, including assumptions about the condition and amount of infrastructure at the military bases, prices and availability of labor, equipment and materials. We may be unable to recover all costs if any of these assumptions are inaccurate or if all costs incurred in connection with performing the work were not considered. Our contracts are also subject to annual economic price adjustments or other changes permitted by the terms of the contracts. Prices are also subject to equitable adjustment based upon changes in circumstances, laws or regulations and service-requirement changes to the extent provided in each of the contracts.

We are required to record all costs under these types of contracts as they are incurred. As a result, we may record losses associated with unanticipated conditions that result in higher than estimated costs, higher than anticipated infrastructure levels, and required emergency work at the time such expenses occur. We recognize additional revenue for such work as, and to the extent that, our economic price adjustments and/or requests for equitable adjustments are approved. Delays in obtaining approval of economic price adjustments and/or equitable adjustments can negatively impact our results of operations and cash flows.

Certain payments under these contracts are subject to appropriations by Congress. We may experience delays in receiving payment or delays in price adjustments due to canceled or delayed appropriations specific to our projects, reductions in government spending for the military generally or military-base operations specifically or other delays in Congress approving appropriations. Appropriations and the timing of payment may be influenced by, among other things, the state of the economy, competing political priorities, budget constraints, the timing and amount of tax receipts, government shutdowns and the overall level of government expenditures.

Our contracts for the construction of infrastructure improvements on military bases create risks that are different from those of our public utility operations and maintenance activities

We have entered into contract modifications with the U.S. government and agreements with third parties for the construction of new water and/or wastewater infrastructure at the military bases on which we operate. Most of these contracts are firm fixed-price contracts. Under firm fixed-price contracts, we will benefit from cost savings, but are generally unable (except for changes in scope or circumstances approved by the U.S. government or third party) to recover any cost overruns to the approved contract price. Under most circumstances, the U.S. government or third party has approved increased-cost change orders due to changes in scope of work performed.

We generally recognize contract revenues from these types of contracts over time using input methods to measure progress towards satisfying a performance obligation. The measurement of performance over time is based on cost incurred relative to total estimated costs, or the physical completion of the construction projects. The earnings or losses recognized on individual contracts are based on periodic estimates of contract revenues, costs and profitability as these construction projects progress.

We establish prices for these types of firm fixed-price contracts and the overall 50-year contract taken as a whole, based, in part, on cost estimates that are subject to a number of assumptions, including assumptions regarding future economic conditions. If these estimates prove inaccurate or circumstances change, cost overruns could have a material adverse effect on our contracted business operations and results of operations.

We may be adversely affected by disputes with the U.S. government regarding our performance of contracted services on military bases

Entering into contracts with the U.S. government subjects us to a number of operational and compliance risks over our performance of contracted services on military bases. We are periodically audited or reviewed by the Defense Contract Auditing Agency ("DCAA"), the Defense Contract Management Agency ("DCMA"), the Department of Labor ("DOL"), the Defense Logistics Agency Energy ("DLAE"), and/or the Department of Justice ("DOJ") for compliance with federal acquisition regulations, cost-accounting standards and other laws, regulations and standards that are not applicable to the operations of GSWC or BVESI. During the course of these audits/reviews, the U.S. government may question our incurred project costs or the manner in which we have accounted for such costs and recommend to our U.S. government administrative contracting officer that such costs be disallowed. If there is a dispute with the U.S. government regarding performance under these contracts or the amounts owed to us, the U.S. government may delay, reject or withhold payment, delay price adjustments or assert its right to offset damages against amounts owed to us. If we are unable to collect amounts owed to us on a timely basis or the U.S. government asserts its offset rights, profits and cash flows could be adversely affected.

Moreover, we are subject to potential government investigations of our business practices and compliance with government procurement statutes and security regulations. If we are charged with wrongdoing as a result of an investigation, or if we fail to comply with the terms of one or more of our U.S. government contracts, other agreements with the U.S. government or U.S. government statutes and regulations, our existing contracts could be terminated or we could be suspended or barred from future U.S. government contracts for a period of time, and be subject to possible damages, fines and penalties as well as damage to our reputation in the water and wastewater industry, which could have a material adverse effect on our results of operations and cash flows.

We depend, to some extent, upon subcontractors to assist us in the performance of contracted services on military bases

We rely, to some extent, on subcontractors to assist us in the operation and maintenance of the water and wastewater systems at military bases. The failure of any of these subcontractors to perform services for us in accordance with the terms of our contracts with the U.S. government could result in the termination of our contract to provide water and/or wastewater services at the affected base(s), and/or a loss of revenues, or increases in costs, to correct a subcontractor's performance failures.

We are also required to make a good faith effort to achieve our small business subcontracting plan goals pursuant to U.S. government regulations. If we fail to use good faith efforts to meet these goals, the U.S. government may assess damages against us at the end of the contract. The U.S. government has the right to offset claimed damages against any amounts owed to us.

We also rely on third-party manufacturers, as well as third-party subcontractors, to complete our construction projects. To the extent that we cannot engage subcontractors or acquire equipment or materials, our ability to complete a project in a timely fashion or at a profit may be impaired. If the amount of costs we incur for these projects exceeds the amount we have estimated in our bids, we could experience reduced profits or losses in the performance of these contracts. In addition, if a subcontractor or manufacturer is unable to deliver its services, equipment or materials according to the negotiated terms for any reason, including the deterioration of its financial condition, we may be required to purchase the services, equipment or materials from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the services, equipment or materials were needed.

If subcontractors fail to perform services to be provided to us or fail to provide us with the proper equipment or materials, we may be penalized for their failure to perform; however, our contracts with subcontractors include certain protective provisions, which may include the assessment of liquidated damages. We also mitigate these risks by requiring our subcontractors, as appropriate, to obtain performance bonds and to compensate us for any penalties we may be required to pay as a result of their failure to perform.

We may not be fully reimbursed for all of our construction costs or may only receive payment on a delayed basis

Unlike GSWC and BVESI, who recover their capital investments from customers over the life of the assets through annual depreciation and earn a return on such investments through the ratemaking process, ASUS is reimbursed for the cost of ongoing renewal and replacement construction projects plus a profit through the collection of a monthly cash stream under each of the contracts with the U.S. government. ASUS also receives funding from the U.S. government for initial and other new construction projects at the military bases it serves that, in many cases, are outside the scope of contracts with the U.S. government and are granted through firm-fixed contract modifications. Our Military Utility Privatization Subsidiaries expect to continue incurring significant construction costs. Reimbursement by the U.S government for these construction costs may not be fully reimbursable if the costs incurred are greater than the amounts estimated and approved by the U.S. government, or payments may be delayed awaiting government funding and processing, which could significantly affect our cash flows from operations.

Other Contracted Services Segment Risks

Risks associated with wastewater systems are different from those of our water distribution operations

The wastewater-collection-system operations of our ASUS subsidiaries providing wastewater services on military bases are subject to substantial regulation and involve significant environmental risks. If collection, treatment or disposal systems fail, overflow or do not operate properly, untreated wastewater or other contaminants could spill onto nearby properties or into nearby streams and rivers, causing damage to persons or property, injury to aquatic life and economic damages. The cost of addressing such damages may not be recoverable. This risk is most acute during periods of substantial rainfall or flooding, which are common causes of sewer overflows and system failures. These risks may be increased as a result of an increase in the duration and frequency of storms due to climate change. Liabilities resulting from such damage could adversely and materially affect our business, results of operations and financial condition. In the event that we are deemed liable for any damage caused by overflows, our losses may not be recoverable under our contracts with the U.S. government or covered by insurance policies. We may also find it difficult to secure insurance for this business in the future at acceptable rates.

We may have responsibility for water quality at the military bases we serve

While it is the responsibility of the U.S. government to provide the source of water supply to meet the Military Utility Privatization Subsidiaries' water distribution system requirements under their contracts with the U.S. government, the Military Utility Privatization Subsidiaries, as the water system permit holders for most of the bases they serve, are responsible for ensuring the continued compliance of the provided source of supply with all federal, state and local regulations. We believe, however, that the terms of the contracts between the Military Utility Privatization Subsidiaries and the U.S. government provide the opportunity for us to recover costs incurred in the treatment or remediation of any quality issue that arises from the source of water supply.

Our earnings may be affected, to some extent, by weather during different seasons

Seasonal weather conditions, such as hurricanes, heavy rainfall or significant winter storms, occasionally cause temporary office closures and/or result in temporary halts to construction activity at military bases. To the extent that our construction activities are impeded by these events, we will experience a delay in recognizing revenues from these construction projects.

We continue to incur costs associated with the expansion of our contract activities

We continue to incur additional costs in connection with the expansion of our contract operations associated with the preparation of bids for new contract operations on prospective and existing military bases. Our ability to recover these costs and to earn a profit on our contract operations will depend upon the extent to which we are successful in obtaining new contracts and recovering these costs and other costs from new contract revenues.

We face intense competition for new military privatization contracts

An important part of our growth strategy is the expansion of our contracted services business through new contract awards to serve additional military bases for the U.S. government. ASUS competes with other investor-owned utilities, municipalities, and other entities for these contracts.

Additionally, the U.S. government periodically reviews the cost and overall effectiveness of the military privatization program. Should these reviews prompt a decision to curtail or eliminate the issuance of solicitations for future military privatization contract awards, the potential for growth in this segment could be negatively impacted.

Information Technology Risk Factors

We must successfully maintain and/or upgrade our information technology systems as we are increasingly dependent on the continuous and reliable operation of these systems

We rely on various information technology systems to manage our operations. Such systems require periodic modifications, upgrades and/or replacement, which subject us to inherent costs and risks, including potential disruption of our internal control structure, substantial capital expenditures, additional administrative and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into our current systems. In addition, the difficulties with implementing new technology systems may cause disruptions in our business operations and have an adverse effect on our business and operations, if not anticipated and appropriately mitigated.

We rely on our computer, information and communications technology systems in connection with the operation of our business, especially with respect to customer service and billing, accounting and the monitoring and operation of our treatment, storage and pumping facilities. Our computer and communications systems and operations could be damaged or interrupted by weather, natural disasters, telecommunications failures, cyberattacks or acts of war or terrorism or similar events or disruptions. Any of these or other events could cause system interruption, delays and loss of critical data, or delay or prevent operations and adversely affect our financial results and could result in liabilities not covered by insurance or recoverable in rates for misappropriation of assets or sensitive information, corruption of data and the impact of operational disruptions on our customers.

Security risks, data protection breaches and cyberattacks could disrupt our internal operations, and any such disruption could increase our expenses, damage our reputation and adversely affect our stock price

There have been an increasing number of cyberattacks on companies around the world, which have caused operational failures or compromised sensitive corporate or customer data. These attacks have occurred over the internet, through malware, viruses or attachments to e-mails, or through persons inside the organization or with access to systems inside the organization. Although we do not believe that our systems are at a materially greater risk of cyber security attacks than other similar organizations, our information technology systems remain at risk to damage or interruption from:

- supply chain attacks;

- ransomware;

- malware;

- hacking; and

- denial of service actions.

We have implemented security measures and will continue to devote significant resources to improve our security posture to address any security vulnerabilities in an effort to prevent cyberattacks. Despite our efforts, due to the evolving nature of cyberattacks and vulnerabilities, we cannot be assured that a cyberattack will not cause water, wastewater or electric system problems, disrupt service to our customers, compromise important data or systems or result in unintended release of customer or employee information. Moreover, if a security breach affects our systems or results in the unauthorized release of sensitive data, our reputation could be materially damaged. We may not discover any security breach and loss of information for a significant period of time after the security breach. We could also be exposed to a risk of loss or litigation and possible liability. In addition, pursuant to U.S. government regulations regarding cybersecurity of government contractors, we might be subject to fines, penalties or other actions, including debarment, with respect to current contracts or with respect to future contract opportunities. We maintain cybersecurity insurance to provide coverage for a portion of the losses and damages that may result from a security breach, but such insurance is subject to a number of exclusions and may not cover the total loss caused by a breach. Other costs associated with cyber events may not be covered by insurance or recoverable in rates. The market for cybersecurity insurance continues to evolve and may affect the future availability of cyber insurance at reasonable rates.

In addition, we must comply with privacy rights regulations such as The California Consumer Privacy Act ("CCPA"), a state statute that became effective January 1, 2020, which enhances the privacy rights and consumer protections for California residents. Among other things, the CCPA establishes statutory damages for victims of data security breaches, and provides additional rights for consumers to obtain their data from any business that has their personally identifying information. Any actual or perceived failure to comply with the CCPA could lead to investigations, claims, and proceedings by governmental entities and private parties, damages for breach, and other significant costs, penalties, and other liabilities, as well as harm to our reputation.

Human Capital Management and Supply Risks

Failure to attract, retain, train, motivate, develop and transition key employees could adversely affect our business

In order to be successful, we must attract, retain, train, motivate, and develop key employees, including those in managerial, operational, financial, regulatory, business-development and information-technology support positions. Our regulated business and contracted services operations are complex. Attracting and retaining high quality staff allows us to minimize the cost of providing quality service. In order to attract and retain key employees in a competitive marketplace, we must provide a competitive compensation package and be able to effectively recruit qualified candidates. This is especially challenging for us since approximately 30% of our employees will be eligible to retire in the next five years. The failure to successfully hire key employees or the loss of a material number of key employees could have a significant impact on the quality of our operations in the short term. Further, changes in our management team may be disruptive to our business, and any failure to successfully transition key new hires or promoted employees could adversely affect our business and results of operations.

Failure of our employees to maintain required certifications and licenses or to complete required compliance training could adversely impact our ability to operate and maintain our utility systems and provide services to our customers

Many of our employees must have specialized certifications and licenses in order to perform their duties and periodically complete required compliance training. Our business could be adversely affected if our employees do not maintain their certifications and licenses or we are unable to attract employees with the necessary certifications and licenses.

Other Business Risk Factors

The accuracy of our judgments and estimates about financial and accounting matters will impact our operating results and financial condition

The quality and accuracy of estimates and judgments used have an impact on our operating results and financial condition. If our estimates are not accurate, we will be required to make an adjustment in a future period. We make certain estimates and judgments in preparing our financial statements regarding, among others:

• timing of recovering WRAM and MCBA regulatory assets;

• amounts to set aside for uncollectible accounts receivable, inventory obsolescence and uninsured losses;

• our legal exposure and the appropriate accrual for claims, including general liability and workers' compensation claims;

• future costs and assumptions for pensions and other post-retirement benefits;

• regulatory recovery of deferred items; and

• possible tax uncertainties.

Market conditions and demographic changes may adversely impact the value of our benefit plan assets and liabilities

Market factors can affect assumptions we use in determining funding requirements with respect to our pension and other post-retirement benefit plans. For example, a relatively modest change in our assumptions regarding discount rates can materially affect our calculation of funding requirements. To the extent that market data compels us to reduce the discount rate used in our assumptions, our benefit obligations could materially increase, which could adversely affect our financial position and cash flows. Further, changes in demographics, such as increases in life expectancy assumptions may also increase the funding requirements of our obligations related to the pension and other post-retirement benefit plans.

Market conditions also affect the values of the assets that are held in trusts to satisfy significant future obligations under our pension and other post-retirement benefit plans. These assets are subject to market fluctuations, which may cause investment returns to fall below our projected rates of return. A decline in the market value of our pension and other post-retirement benefit plan assets will increase the funding requirements under these plans if future returns on these assets are insufficient to offset the decline in value. Future increases in pension and other post-retirement costs as a result of the reduced value of plan assets may not be fully recoverable in rates, and our results of operations and financial position could be negatively affected. These risks are mitigated to some extent by the two-way pension balancing accounts authorized by the CPUC, which permits us to track differences between forecasted annual pension expense adopted in water and electric rates and actual pension expenses for future recovery or refund to customers.

Our business requires significant capital expenditures and our inability to access the capital or financial markets could affect our ability to meet our liquidity needs and long-term commitments, which could adversely impact our operations and financial results

The utility business is capital intensive. We spend significant sums of money for additions to, or replacement of, our property, plant and equipment at our water and electric regulated utilities. We obtain funds for these capital projects from operations, contributions by developers and others, and refundable advances from developers (which are repaid over a period of time). We also periodically borrow money or issue equity for these purposes. In addition, we have revolving credit facilities that are partially used for these purposes. We cannot provide assurance that these sources will continue to be adequate or that the cost of funds will remain at levels permitting us to earn a reasonable rate of return.

As our capital investment program continues to increase, coupled with the elimination of bonus depreciation for regulated utilities due to tax reform, we will need access to external financing more often, which increases our exposure to market conditions. In addition to cash flow from operations, we rely primarily on our credit facilities and long-term private placement notes to satisfy our liquidity needs. Changes in market conditions, including events beyond our control such as recent increases to interest rates, could limit our ability to access capital on terms favorable to us or at all, including credit facilities with the borrowing capacities needed as well as issuing long-term debt. As a result, the amount of capital available may not be sufficient to meet all our liquidity needs at a reasonable cost at all of our subsidiaries.

The price of our Common Shares may be volatile and may be affected by market conditions beyond our control

The trading price of our Common Shares may fluctuate in the future because of the volatility of the stock market and a variety of other factors, many of which are beyond our control. Factors that could cause fluctuations in the trading price of our Common Shares include: changes in interest rates; regulatory developments; general economic conditions and trends; price and volume fluctuations in the overall stock market; actual or anticipated changes or fluctuations in our results of operations; actual or anticipated changes in the expectations of investors or securities analysts; actual or anticipated developments in other utilities' businesses or the competitive landscape generally; litigation involving us or our industry; major catastrophic events, or sales of large blocks of our stock.

Payment of our debt may be accelerated if we fail to comply with restrictive covenants in our debt agreements

Our failure to comply with restrictive covenants in our debt agreements could result in an event of default. If the default is not cured or waived, we may be required to repay or refinance the debt before it becomes due. Even if we are able to obtain waivers from our creditors, we may only be able to do so on unfavorable terms.

AWR is a holding company that depends on cash flow from its subsidiaries to meet its financial obligations and to pay dividends on its Common Shares

As a holding company, our subsidiaries conduct substantially all operations and our only significant assets are investments in our subsidiaries. This means that we are dependent on distributions of funds from our subsidiaries to meet our debt service obligations and to pay dividends on our Common Shares.

Our subsidiaries are separate and distinct legal entities and generally have no obligation to pay any amounts due on AWR's credit facility. Our subsidiaries only pay dividends if and when declared by the respective subsidiary board. Moreover, GSWC and BVESI are obligated to give first priority to their own capital requirements and to maintain capital structures consistent with those determined to be reasonable by the CPUC in its most recent decisions on capital structure for both GSWC and BVESI in order for customers to not be adversely affected by the holding company structure. Furthermore, our right to receive cash or other assets in the unlikely event of liquidation or reorganization of any of our subsidiaries is generally subject to the prior claims of creditors of that subsidiary. If we are unable to obtain funds from a subsidiary in a timely manner, we may be unable to meet our financial obligations, make additional investments or pay dividends.

The final determination of our income tax liability may be materially different from our income tax provision

Significant judgment is required in determining our provision for income taxes. Our calculation of the provision for income taxes is subject to our interpretation of applicable tax laws in the jurisdictions in which we file. In addition, our income tax returns are subject to periodic examination by the Internal Revenue Service and other taxing authorities.

Although we believe our income tax estimates are appropriate, there is no assurance that the final determination of our current taxes payable will not be materially different, either higher or lower, from the amounts reflected in our financial statements. In the event we are assessed additional income taxes, our financial condition and cash flows could be adversely affected.

Our operations are geographically concentrated in California

Although we operate water and wastewater facilities in a number of states under our contracted services business, our regulated water and electric operations are concentrated in California, particularly Southern California. As a result, our financial results are largely subject to political, water supply, labor, utility cost and regulatory risks, economic conditions, natural disasters (which may increase as a result of climate change) and other risks affecting California. Our financial results may also be impacted by population growth or decline in our service areas.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Water Properties

As of December 31, 2022, GSWC's physical properties consisted of water transmission and distribution systems, which included 2,864 miles of pipeline together with services, meters and fire hydrants, and approximately 450 parcels of land generally less than 1 acre each, on which are located wells, pumping plants, reservoirs and other water utility facilities, including three surface water treatment plants. GSWC also has franchises, easements and other rights of way for the purpose of accessing wells and tanks and constructing and using pipes and appurtenances for transmitting and distributing water. All of GSWC's properties are located in California.

As of December 31, 2022, GSWC owned 242 wells, of which 170 are active operable wells equipped with pumps with an aggregate production capacity of approximately 169 million gallons per day. GSWC has 58 connections to the water distribution facilities of the MWD, and other municipal water agencies. GSWC's storage reservoirs and tanks have an aggregate capacity of approximately 116.6 million gallons. GSWC owns no dams. The following table provides, in greater detail, information regarding the water utility plant of GSWC:

Pumps		Distribution Facilities			Reservoirs	
Well	Booster	Mains*	Services	Hydrants	Tanks	Capacity*
242	387	2,864	263,244	26,698	143	116.6 (1)

* Reservoir capacity is measured in millions of gallons. Mains are in miles.

(1) GSWC has additional capacity in its Bay Point system, through an exclusive capacity right to use 4.4 million gallons per day from a treatment plant owned by Contra Costa Water District. GSWC also has additional reservoir capacity through an exclusive right-to-use all of one 8 million gallon reservoir, one-half of another 8 million gallon reservoir, and one-half of a treatment plant's capacity, all owned by Three Valleys Municipal Water District.

Electric Properties

BVESI's properties are located in the Big Bear area of San Bernardino County, California. As of December 31, 2022, BVESI owned and operated approximately 87.80 miles of overhead 34.5 kilovolt (kv) sub-transmission lines (8.96 circuit miles are insulated), 6.49 miles of underground 34.5 kv sub-transmission lines, 492.17 miles of overhead 4.16 kv or 2.4 kv distribution lines (12.15 circuit miles are insulated), 113.57 miles of underground cable, 13 sub-stations and a natural gas-fueled 8.4 MW peaking generation facility. BVESI also has franchises, easements and other rights of way for the purpose of constructing and using poles, wires and other appurtenances for transmitting electricity.

Adjudicated and Other Water Rights

GSWC owns groundwater and surface water rights in California. Groundwater rights are further subject to classification as either adjudicated or unadjudicated rights. Adjudicated rights have been established through comprehensive litigation in the courts, and the annual extraction quantities and use of the adjudicated rights are often subject to the provisions of the judgment for that particular groundwater basin. Additionally, as a result of the adjudication, many of these groundwater basins are managed by a watermaster that is charged with enforcing the provisions of the judgment, which may include determining operating safe yields based on the water supply conditions of the groundwater basin.

GSWC actively manages its adjudicated groundwater rights portfolio with the goal of optimizing and making this source of supply sustainable. Unadjudicated rights are subject to further regulation by the State Water Resources Control Board ("SWRCB") and the California Department of Water Resources. Surface water rights are quantified and managed by the SWRCB, unless the surface water rights originated prior to 1914. As of December 31, 2022, GSWC had adjudicated groundwater rights and surface water rights of 70,176 and 11,335 acre-feet per year, respectively. GSWC also has a number of unadjudicated groundwater rights, which have not been quantified, but are typically measured by historical usage.

Office Buildings

GSWC owns its general headquarters facility in San Dimas, California. GSWC also owns and leases customer service offices and office space throughout California. BVESI owns office space in California. ASUS leases office facilities in Georgia, Virginia, and North Carolina, and owns service centers in Florida, Maryland, South Carolina, Virginia, Texas, North Carolina and Kansas.

Mortgage and Other Liens

As of December 31, 2022, neither AWR, GSWC, BVESI, ASUS, nor any of its subsidiaries, had any mortgage debt or liens securing indebtedness outstanding. Under the terms of certain debt instruments, AWR, GSWC and BVESI are prohibited from issuing any secured debt, without providing equal and ratable security to the holders of this existing debt.

Condemnation of Properties

The laws of the state of California provide for the acquisition of public utility property by governmental agencies through their power of eminent domain, also known as condemnation, where doing so constitutes a more necessary use. In addition, these laws provide that the owner of utility property (i) may contest whether the condemnation is actually necessary, and (ii) is entitled to receive the fair market value of its property if the property is ultimately taken.

Item 3. Legal Proceedings

Registrant is subject to ordinary routine litigation incidental to its business, some of which may include claims for compensatory and punitive damages. Management believes that rate recovery, proper insurance coverage and reserves are in place to insure against, among other things, property, general liability, employment, and workers' compensation claims incurred in the ordinary course of business. Insurance coverage may not cover certain claims involving punitive damages.

Item 4. Mine Safety Disclosure

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Stock Performance Graph

The graph below compares the cumulative 5-Year total return of American States Water Company's Common Shares with the cumulative total returns of the S&P 500 index and a customized peer group of seven water utilities that includes: American Water Works Company Inc., Essential Utilities Inc., Artesian Resources Corporation, California Water Service Group, Middlesex Water Co, York Water Co. and SJW Group. In accordance with SEC guidance, the returns of the seven utilities included in the peer group are weighted according to their respective market capitalizations.

An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our Common Shares, and in the common stock in the index and in the peer group on December 31, 2017. Relative performance is tracked through December 31, 2022.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among American States Water Company, the S&P 500 Index, and a Peer Group

*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

Copyright© 2023 Standard & Poor's, a division of S&P Global. All rights reserved.

	12/2017	12/2018	12/2019	12/2020	12/2021	12/2022
American States Water Company	$ 100.00	$ 117.91	$ 154.69	$ 144.23	$ 190.76	$ 173.70
S&P 500	$ 100.00	$ 95.62	$ 125.72	$ 148.85	$ 191.58	$ 156.89
Peer Group	$ 100.00	$ 98.85	$ 133.37	$ 156.07	$ 192.70	$ 164.94

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Market Information Relating to Common Shares

Common Shares of American States Water Company are traded on the New York Stock Exchange ("NYSE") under the symbol "AWR." The intraday high and low NYSE prices on the Common Shares for each quarter during the past two years were:

	Stock Prices			
	High		Low	
2022				
First Quarter	$	103.44	$	81.26
Second Quarter	$	92.80	$	71.22
Third Quarter	$	91.02	$	77.91
Fourth Quarter	$	100.51	$	77.98
2021				
First Quarter	$	83.05	$	70.07
Second Quarter	$	83.75	$	75.34
Third Quarter	$	94.96	$	79.57
Fourth Quarter	$	103.77	$	84.93

The closing price of the Common Shares of American States Water Company on the NYSE on February 28, 2023 was $89.30.

Approximate Number of Holders of Common Shares

As of February 28, 2023, there were 1,950 holders of record of the 36,969,622 outstanding Common Shares of American States Water Company. AWR owns all of the outstanding Common Shares of GSWC, BVESI and ASUS. ASUS owns all of the outstanding stock of the Military Utility Privatization Subsidiaries.

Frequency and Amount of Any Dividends Declared and Dividend Restrictions

For the last two years, AWR has paid dividends on its Common Shares on or about March 1, June 1, September 1 and December 1. The following table lists the amounts of dividends paid on Common Shares of American States Water Company:

	2022		2021	
First Quarter	$	0.3650	$	0.335
Second Quarter	$	0.3650	$	0.335
Third Quarter	$	0.3975	$	0.365
Fourth Quarter	$	0.3975	$	0.365
Total	$	1.5250	$	1.400

AWR's ability to pay dividends is subject to the requirement in its revolving credit facility to maintain compliance with all covenants described in *Note 9 Bank Debt* included in Part II, Item 8, in the *Notes to Consolidated Financial Statements*. GSWC is prohibited under the terms of its senior notes from paying dividends if, after giving effect to the dividend, its total indebtedness to capitalization ratio (as defined) would be more than 0.6667-to-1. GSWC would have to issue additional debt of $746.4 million to invoke this covenant as of December 31, 2022.

Under California law, AWR, GSWC, BVESI and ASUS are each permitted to distribute dividends to its shareholders and repurchase its shares so long as the Board of Directors determines, in good faith, that either: (i) the value of the corporation's assets equals or exceeds the sum of its total liabilities immediately after the dividend, or (ii) its retained earnings equals or exceeds the amount of the distribution.

Under the least restrictive of the California tests, approximately $709.5 million was available to pay dividends to AWR's common shareholders and repurchase shares from AWR's common shareholders at December 31, 2022. Approximately $643.9 million was available for GSWC to pay dividends to AWR at December 31, 2022, and approximately $64.9 million was available for BVESI to pay dividends to AWR at December 31, 2022. BVESI has a separate revolving credit facility, and its ability to pay dividends is subject to the requirement in the credit agreement to maintain compliance with all covenants described in *Note 9 Bank Debt*.

ASUS's ability to pay dividends to AWR is dependent upon the ability of each of the Military Utility Privatization Subsidiaries to pay dividends to ASUS under applicable state law as well as ASUS's ability to pay dividends under California law.

AWR paid $56.4 million in dividends to shareholders for the year ended December 31, 2022, as compared to $51.7 million for the year ended December 31, 2021. GSWC paid dividends of $27.0 million and $38.3 million to AWR in 2022 and 2021, respectively. BVESI paid dividends of $14.7 million during 2022, and did not pay dividends to AWR in 2021. ASUS paid dividends of $14.7 million in 2022, and did not pay dividends to AWR in 2021.

Other Information

The shareholders of AWR have approved the material features of all equity-compensation plans under which AWR directly issues equity securities. AWR did not directly issue any unregistered equity securities during 2022.

The following table provides information about AWR repurchases of its Common Shares during the fourth quarter of 2022:

Period	Total Number of Shares Purchased		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number of Shares That May Yet Be Purchased under the Plans or Programs (1)(3)
October 1 - 31, 2022	13,228		$ 80.12	—	—
November 1 - 30, 2022	197		$ 96.82	—	—
December 1 - 31, 2022	2,332		$ 98.18	—	—
Total	15,757	(2)	$ 83.00	—	

(1) None of the Common Shares were repurchased pursuant to any publicly announced stock repurchase program.

(2) Of these amounts, 12,996 Common Shares were acquired on the open market for employees pursuant to the 401(k) Plan. The remainder of the shares were acquired on the open market for participants in the Common Share Purchase and Dividend Reinvestment Plan.

(3) Neither the 401(k) plan nor the Common Share Purchase and Dividend Reinvestment Plan contains a maximum number of common shares that may be purchased in the open market.

Item 6. (Reserved)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information on AWR's consolidated operations and assets, and includes specific references to AWR's individual segments and its subsidiaries (GSWC, BVESI, and ASUS and its subsidiaries), and AWR (parent) where applicable. The subsidiaries of ASUS are collectively referred to as the "Military Utility Privatization Subsidiaries."

Included in the following analysis is a discussion of Registrant's operations in terms of earnings per share by business segment and AWR (parent), which equals each business segment's earnings divided by AWR's weighted average number of diluted common shares. Furthermore, the gains and losses generated on the investments held to fund one of the Company's retirement plans during the years ended December 31, 2022 and 2021 have been excluded and the retroactive impact of new 2022 water rates not yet recorded due to the delay in receiving a final decision from the CPUC, which will be retroactive to January 1, 2022 when approved, have been included to calculate adjusted diluted earnings per share when communicating AWR's consolidated and its water segment's results for the years ended December 31, 2022 and 2021 to help facilitate comparisons of AWR's performance from period to period. Diluted earnings per share by business segment and adjusted diluted earnings per share constitute "non-GAAP financial measures" under the Securities and Exchange Commission rules, which supplement our GAAP disclosures but should not be considered as an alternative to the respective GAAP measures. Furthermore, the non-GAAP financial measures may not be comparable to similarly titled non-GAAP financial measures of other registrants. All of these measures are derived from consolidated financial information of the Registrant, but are not presented in our financial statements that are prepared in accordance with GAAP.

AWR uses earnings per share by business segment as an important measure in evaluating its operating results and believes it provides investors with clarity surrounding the performance of its segments. AWR reviews this measurement regularly and compares it to historical periods and to its operating budget. A reconciliation to AWR's consolidated diluted earnings per share prepared in accordance with GAAP is included in the discussion under the section titled "*Summary Results by Segment.*"

Overview

Factors affecting our financial performance are summarized under the Overview section in *Item 1. Business and Item 1A. Risk Factors.*

Water and Electric Segments:

GSWC's and BVESI's revenues, operating income, and cash flows are earned primarily through delivering potable water to homes and businesses in California and electricity in the Big Bear area of San Bernardino County, California, respectively. Rates charged to GSWC and BVESI customers are determined by the CPUC. These rates are intended to allow recovery of operating costs and a reasonable rate of return on capital. GSWC and BVESI plan to continue seeking additional rate increases in future years from the CPUC to recover operating and supply costs, and receive reasonable returns on invested capital. Capital expenditures in future years at GSWC and BVESI are expected to remain at substantially higher levels than depreciation expense. When necessary, GSWC and BVESI may obtain funds from external sources in the capital markets and through bank borrowings.

General Rate Case Filings and Other Matters:

Water General Rate Case for years 2022 - 2024:

In July 2020, GSWC filed a general rate case application for all of its water regions and its general office. This general rate case will determine new water rates for the years 2022 – 2024. In November 2021, GSWC and the Public Advocates Office at the CPUC ("Public Advocates") filed with the CPUC a joint motion to adopt a settlement agreement between GSWC and Public Advocates on this general rate case application. The settlement agreement, if approved, resolves all issues related to the 2022 annual revenue requirement in the general rate case application, leaving only three unresolved issues. Among other things, the settlement authorizes GSWC to invest approximately $404.8 million in capital infrastructure over the three-year cycle. The settlement also authorizes GSWC to complete certain advice letter capital projects approved in the last general rate case, which have been completed for a total capital investment of $9.4 million. The additional annual revenue requirements generated from these capital investments total $1.2 million and became effective February 15, 2022. Advice letter projects are filed for revenue recovery only when the projects are completed.

Excluding the advice letter project revenues, the amounts included in the settlement agreement would increase the 2022 adopted revenues by approximately $30.3 million, or $0.59 per share, as compared to the 2021 adopted revenues, and increase the 2022 adopted supply costs by $9.6 million, or $0.19 per share, as compared to the 2021 adopted supply costs, which combined is an increase of $0.40 per share. The settlement agreement also allows for the potential of additional increases in adopted revenues for 2023 and 2024 subject to an earnings test and changes to the forecasted inflationary index values.

The three remaining unresolved issues relate to GSWC's requests for: (i) a medical insurance cost balancing account, (ii) a general liability insurance cost balancing account, and (iii) the consolidation of two of GSWC's customer service areas. GSWC and Public Advocates have filed briefs with the CPUC on these unsettled issues. A proposed decision will address the three unresolved issues along with the settlement agreement filed by GSWC and Public Advocates. Pending a final decision on this general rate case application, GSWC filed with the CPUC for interim rates that will make the new 2022 rates, once approved in a CPUC final decision, effective January 1, 2022. In January 2023, the CPUC issued a decision that approved a second extension of the statutory deadline for a final decision in the water general rate case proceeding to April 7, 2023.

Due to the delay in finalizing the water general rate case, water revenues billed and recorded for the year ended December 31, 2022 were based on 2021 adopted rates, pending a final decision by the CPUC. When approved, the new rates will be retroactive to January 1, 2022 and cumulative adjustments will be recorded upon receiving a decision by the CPUC that approves the settlement agreement. Had the new 2022 water rates been approved and effective January 1, 2022 consistent with the settlement agreement reached between GSWC and Public Advocates, GSWC would have recorded the additional revenues of $30.3 million, or $0.59 per share, and the additional water supply costs of $9.6 million, or $0.19 per share, per the settlement agreement previously discussed, as well as an additional reduction to revenues of $1.1 million, or $0.02 per share, to reflect the incremental impact of revenues subject to refund from the new 2022 rates as a result of the lower cost of debt in the pending cost of capital proceeding discussed below, which all combined would have been $0.38 per share higher than what was actually recorded for the year of 2022.

Cost of Capital Proceeding:

Investor-owned water utilities serving California are required to file their cost of capital applications on a triennial basis. GSWC filed a cost of capital application with the CPUC in May 2021 currently pending approval, which requested a capital structure of 57% equity and 43% debt, a return on equity of 10.5%, an embedded cost of debt of 5.1%, and a return on rate base of 8.18%. Hearings on this proceeding occurred in May 2022 and briefs were filed in June 2022.

The 5.1% cost of debt requested in the pending cost of capital proceeding is lower than the previously authorized amount of 6.6%. The new cost of debt is expected to lower 2022 adopted water revenues by approximately $7.5 million, or $0.15 per share, as compared to 2021 adopted water revenues at the currently authorized cost of debt of 6.6% that is presently being billed to water customers until a final decision is issued in this proceeding. Based on management's analysis of this regulatory proceeding and associated accounting to date, for the year ended December 31, 2022, GSWC reduced revenues by $6.4 million, or approximately $0.13 per share, based on 2021 billed rates and recorded a corresponding regulatory liability for revenues subject to refund based on its best estimate at this time, which includes the impact of GSWC's lower cost of debt requested in its application. However, management cannot predict the ultimate outcome of the cost of capital application and the associated impact on 2022 revenues. Changes in estimates will be made, if necessary, as more information in this proceeding becomes available. Due to the delay in finalizing the water general rate case previously discussed, water revenues billed and recorded for the year ended December 31, 2022 were based on 2021 adopted rates and, therefore, an additional reduction of $1.1 million, or $0.02 per share, will be recorded once a decision is approved in the general rate case to reflect the incremental impact of revenues subject to refund from the new 2022 rates resulting from the lower cost of debt in the pending cost of capital proceeding.

In the pending cost of capital proceeding, GSWC requested authorization to continue the Water Cost of Capital Mechanism ("WCCM"). The WCCM adjusts return on equity and rate of return on rate base between the three-year cost of capital proceedings only if there is a positive or negative change of more than 100 basis points in the average of the Moody's Aa utility bond rate as measured over the period October 1 through September 30. If there is a positive or negative change of more than 100 basis points, the return on equity is adjusted by one half of the difference. For the period from October 1, 2021 through September 30, 2022, the Moody's rate increased by more than 100 basis points from the benchmark, which triggered the WCCM adjustment. The WCCM is expected to be addressed by the CPUC in the pending proposed decision.

Final Decision in the First Phase of the Low-Income Affordability Rulemaking:

In August 2020, the CPUC issued a final decision in the first phase of the CPUC's Order Instituting Rulemaking evaluating the low income ratepayer assistance and affordability objectives contained in the CPUC's 2010 Water Action Plan. This decision also addressed other issues, including the discontinued use of the Water Revenue Adjustment Mechanism ("WRAM") and the Modified Cost Balancing Account ("MCBA"). The MCBA is a full-cost balancing account used to track the difference between adopted and actual water supply costs (including the effects of changes in both rates and volume). Based on the final decision, any general rate case application filed by GSWC and the other California water utilities after August 27, 2020 may not include a proposal to continue the use of the WRAM or MCBA, but may instead include a proposal to use a limited price adjustment mechanism and an incremental supply cost balancing account. Since its implementation in 2008, the WRAM and MCBA have helped mitigate fluctuations in GSWC's earnings due to changes in water consumption by its customers or changes in water supply mix. Replacing them with mechanisms recommended in the final decision will likely result in more volatility in GSWC's future earnings and could result in less than, or more than, full recovery of its authorized revenue and supply costs.

As a result of the August 2020 decision, the discontinuation of the WRAM and MCBA for GSWC would be effective for years after 2024. However, on September 30, 2022, the governor of California signed Senate Bill ("SB") 1469. Effective January 1, 2023, SB 1469 allows Class A water utilities, including GSWC, to continue requesting the use of the WRAM in their next general rate case. With the passage of SB 1469, GSWC will be able to request the continued use of the WRAM in its next general rate case to be filed in 2023 that will establish new rates for the years 2025 – 2027. GSWC's request to continue using the WRAM in its next general rate case will be subject to CPUC approval.

In October 2020, GSWC, three other investor-owned water utilities ("IOWUs") operating in California, and the California Water Association ("CWA") filed applications with the CPUC for rehearing on the discontinuation of the WRAM and MCBA, which the CPUC denied in September 2021. GSWC, the three other IOWUs and CWA each separately filed a petition with the California Supreme Court ("Court") to review the CPUC's decision revoking prior authorization of the WRAM and MCBA. In May 2022, the Court granted the petition for writ of review. The Court ordered GSWC, along with the other IOWUs and CWA, to file opening briefs, which were filed on September 1. The CPUC's answer to the opening briefs was originally due by November 15 and reply briefs were due by December 15. However, as a result of SB 1469, in October 2022 the CPUC filed a motion to dismiss the IOWUs and CWA's petition with the Court, and also requested that the Court suspend the proceeding schedule until it rules on the motion to dismiss. The Court granted the CPUC's request to suspend the proceeding schedule. In November 2022, the Supreme Court denied the CPUC's motion to dismiss and established a new proceeding schedule whereby the CPUC filed their answer brief on December 9 and the IOWUs filed their reply brief on January 13, 2023. At this time, management cannot predict the final outcome of this matter.

Final Decision in the Second Phase of the Low-Income Affordability Rulemaking:

On July 15, 2021, the CPUC issued a final decision in the second phase of the Low-Income Affordability Rulemaking. The final decision requires that amounts tracked in GSWC's COVID-19 Catastrophic Event Memorandum Account ("CEMA") account for unpaid customer bills be first offset by any (i) federal or state relief for customers' utility bill debt, and (ii) customer payments through payment-plan arrangements prior to receiving recovery from customers at large. In January 2022, GSWC received $9.5 million of relief funding from the state of California for customers' unpaid water bills incurred during the pandemic, which it applied to its delinquent customers' eligible balances.

In August 2021, GSWC, in addition to three other parties, filed separate applications to the CPUC for rehearing on certain aspects of this final decision, which the CPUC denied in May 2022. In March 2022, CWA filed a petition for writ of review to the California Supreme Court, urging the Court to review the CPUC's final decision on the second phase of the Low-Income Affordability Rulemaking. CWA amended its petition to reflect the CPUC's decision denying the requests for rehearing. In September 2022, the Supreme Court denied CWA's amended petition for writ of review.

Electric General Rate Cases:

On August 15, 2019, the CPUC issued a final decision on the electric general rate case that set new rates for the years 2018 – 2022. Among other things, the decision increased adopted electric revenues by $1.0 million in 2022 not subject to an earnings test. The decision also allowed BVESI to construct all the capital projects requested in its application, which are dedicated to improving system safety and reliability and total approximately $44 million over the 5-year rate cycle. The decision authorized a return on equity for the electric segment of 9.6% and included a capital structure and a debt cost that are consistent with those approved by the CPUC in March 2018 in connection with GSWC's water segment cost of capital proceeding.

On August 30, 2022, BVESI filed a general rate case application that will determine new electric rates for the years 2023 – 2026. Among other things, BVESI requested (i) capital budgets of approximately $62 million for the four-year rate cycle, and another $6.2 million for a large line replacement capital project to be filed for revenue recovery through an advice letter when the project is completed, and (ii) a capital structure for BVESI of 61.8% equity and 38.2% debt, a return on equity of 11.25%, an embedded cost of debt of 5.1%, and a return on rate base of 9.05%. Furthermore, included in the general rate case application is a request for recovery of all capital expenditures and other costs incurred over the last few years in connection with BVESI's wildfire mitigation plans that are currently not in customer rates. These costs will be subject to review by the CPUC during the general rate case proceeding. On December 16, 2022, a pre-hearing conference was held to discuss the scope of issues and schedule for the proceeding. On December 15, 2022, the CPUC approved a decision for BVESI to establish a general rate case memorandum account that makes the new 2023 rates effective and retroactive to January 1, 2023. In February 2023, a scoping memo and ruling that set the final schedule and scope of issues in BVESI's general rate case proceeding was issued by the CPUC. Based on the schedule, a proposed decision is expected in the fourth quarter of 2023.

Contracted Services Segment:

ASUS's revenues, operating income and cash flows are earned by providing water and/or wastewater services, including operation and maintenance services and construction of facilities for the water and/or wastewater systems at various military installations, pursuant to an initial 50-year firm fixed-price contract and additional firm fixed-price contracts. The contract price for each of these contracts is subject to annual economic price adjustments. Additional revenues generated by contract operations are primarily dependent on annual economic price adjustments, and new construction activities under contract modifications with the U.S. government or agreements with other third-party prime contractors. ASUS's subsidiaries continue to enter into U.S. government-awarded contract modifications and agreements with third-party prime contractors for new construction projects at the military bases served. During 2022, ASUS was awarded approximately $34.4 million in new construction projects for completion beginning in 2022 through 2025. Earnings and cash flows from modifications to the initial 50-year contract or additional contracts thereafter with the U.S. government and agreements with third-party prime contractors for additional construction projects may or may not continue in future periods.

Entering into contracts with the U.S. government subjects ASUS to potential government audits or investigations of its business practices and compliance with government procurement statutes and regulations. ASUS is currently under a civil government investigation over bidding and estimating practices used in certain capital upgrade projects. ASUS is cooperating fully with the investigation and management does not currently believe that the investigation will have a material adverse effect on its consolidated results of operations, financial condition, or liquidity. However, at this time, management cannot predict the final outcome or recommendations that may result from the investigation or determine the amount, if any, of penalties and damages that may be assessed.

COVID-19:

GSWC, BVESI and ASUS have continued their operations throughout the COVID-19 pandemic given that their water, wastewater and electric utility services are deemed essential. AWR and its subsidiaries continue to monitor the guidance provided by federal, state, and local health authorities and other government officials. While continuing to monitor transmission rates and other variables, employees have returned to company offices. Thus far, the COVID-19 pandemic has not had a material impact on ASUS's current operations.

In response to orders issued by the CPUC and the governor of California, GSWC and BVESI suspended service disconnections for nonpayment. However, pursuant to the CPUC's July 15, 2021 decision in the Second Phase of the Low-Income Affordability Rulemaking discussed previously, the moratorium on water-service disconnections due to non-payment of past-due amounts billed to residential customers expired on February 1, 2022. The CPUC's moratoriums on service disconnections for nonpayment for water and electric customers have ended and as a result, disconnections for delinquent residential customers resumed in June 2022. However, water service cannot be disconnected so long as customers make timely payments on current bills and are provided and adhere to payment plans to pay down past-due bills resulting from the pandemic. In addition, electric-service disconnections for non-payment can only be done after taking into account certain conditions such as average daily temperatures, and residential disconnections are capped on an annual basis at 2.5% of the total residential customers during the previous calendar year.

The COVID-19 pandemic and its lingering effects to the economy has contributed to significant volatility in financial markets resulting in fluctuations in the fair value of plan assets in GSWC's pension and other retirement plans. In addition, the economic impact of the pandemic has also significantly increased the amount of delinquent customer accounts receivable, resulting in both GSWC and BVESI increasing their allowance for doubtful accounts. The CPUC has authorized GSWC and BVESI to track incremental costs, including bad debt expense, in excess of what is included in their respective revenue requirements incurred as a result of the pandemic in COVID-19 emergency-related memorandum accounts, which GSWC and BVESI intend to file with the CPUC for future recovery.

Without the ability to disconnect service for non-payment, during the first half of 2022, GSWC and BVESI continued to experience delinquent customer accounts receivable due to the lingering effects of the COVID-19 pandemic, resulting in both GSWC and BVESI increasing their allowance for doubtful accounts. As of December 31, 2022, GSWC and BVESI had approximately $3.5 million and $497,000, respectively, in regulatory asset accounts related to bad debt expense in excess of their revenue requirements, the purchase of personal protective equipment, additional incurred printing costs, and other incremental COVID-19-related costs. Emergency-type memorandum accounts are well-established cost recovery mechanisms authorized as a result of a state/federal declared emergency, and are therefore recognized as regulatory assets for future recovery. As a result, the amounts recorded in the COVID-19 emergency-related memorandum accounts have not impacted GSWC's or BVESI's earnings.

In January 2022, GSWC received $9.5 million in COVID relief funds through the California Water and Wastewater Arrearage Payment Program to provide assistance to customers for their water debt accrued during the COVID-19 pandemic by remitting federal funds that the state received from the American Rescue Plan Act of 2021 to the utility on behalf of eligible customers. GSWC applied these funds to its delinquent customers' eligible balances. During 2022, BVESI received a total of $473,000 from the state of California for similar customer relief funding for unpaid electric customer bills incurred during the pandemic. The CPUC requires that amounts tracked in GSWC's and BVESI's COVID-19 emergency-related memorandum accounts for unpaid customer bills be first offset by any (i) federal and state relief for water or electric utility bill debt, and (ii) customer payments through payment plan arrangements, prior to receiving recovery from customers at large. After these offsets are made, GSWC will file with the CPUC for recovery of the remaining balance. BVESI intends to include the remaining balance in its COVID-19 emergency-related memorandum account for recovery once all alternative sources of funding have been exhausted and credited to eligible customer accounts.

On January 30, 2023, the Biden Administration announced that the COVID-19 national emergency and public health emergency will end on May 11, 2023. The COVID-19 emergency-related memorandum accounts for GSWC and BVESI will remain open until the COVID-19 national emergency and public health emergency ends.

Summary Results by Segment

The table below sets forth a comparison of the diluted earnings per share by business segment and for the parent company:

| | Diluted Earnings per Share | | |
| | Year Ended | | |
	12/31/2022	12/31/2021	CHANGE
Water	$ 1.45	$ 1.87	$ (0.42)
Electric	0.24	0.21	0.03
Contracted services	0.46	0.48	(0.02)
AWR (parent)	(0.04)	(0.01)	(0.03)
Consolidated fully diluted earnings per share, as reported (GAAP)	$ 2.11	$ 2.55	$ (0.44)

For the year ended December 31, 2022, AWR's recorded consolidated diluted earnings were $2.11 per share, as compared to $2.55 per share for the same period in 2021, a decrease of $0.44 per share. Included in the results for the year ended December 31, 2022 were losses totaling $5.2 million, or approximately $0.10 per share, on investments held to fund one of the Company's retirement plans, as compared to gains of $4.3 million, or approximately $0.08 per share, for the same period in 2021, both due to financial market conditions. Furthermore, due to the delay in receiving a final decision from the CPUC on GSWC's pending water general rate case that will set new rates beginning in 2022, water revenues billed and recorded for the year of 2022 were based on 2021 adopted rates, pending a final decision. When approved, the new rates will be retroactive to January 1, 2022 and cumulative adjustments will be recorded upon receiving a decision by the CPUC. Had the new 2022 water rates been approved effective January 1, 2022 and consistent with the settlement agreement reached between GSWC and Public Advocates, GSWC would have recorded additional revenues of $30.3 million, or $0.59 per share, and additional water supply costs of $9.6 million, or $0.19 per share, as well as an additional reduction to revenues of $1.1 million, or $0.02 per share, to reflect the incremental impact of revenues subject to refund from the new 2022 rates as a result of the lower cost of debt in the pending cost of capital proceeding, which all combined would have been $0.38 per share higher than what was actually recorded for the year of 2022.

Excluding the gains and losses on investments from both periods, and including the additional net revenues and water supply costs in the results for the year of 2022 had a final decision in the water general rate case not been delayed, adjusted consolidated diluted earnings for the year of 2022 would have been $2.59 per share as compared to adjusted diluted earnings of $2.47 per share for the same period in 2021, an adjusted increase of $0.12 per share.

The following is a computation and reconciliation of diluted earnings per share from the measure of operating income by business segment as disclosed in Note 17 to the Consolidated Financial Statements, to AWR's consolidated fully diluted earnings per common share for the year ended December 31, 2022 and 2021:

| | Water | | Electric | | Contracted Services | | AWR (Parent) | | Consolidated (GAAP) | |
In 000's except per share amounts	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Operating income (Note 17)	$ 92,455	$ 107,573	$ 11,740	$ 10,738	$ 22,449	$ 22,675	$ (8)	$ (9)	$ 126,636	$ 140,977
Other income and expense	22,339	16,263	425	(101)	(273)	(488)	2,085	533	24,576	16,207
Income tax expense (benefit)	16,346	22,095	2,439	2,975	5,476	5,434	(597)	(81)	23,664	30,423
Net income (loss)	$ 53,770	$ 69,215	$ 8,876	$ 7,864	$ 17,246	$ 17,729	$ (1,496)	$ (461)	$ 78,396	$ 94,347
Weighted Average Number of Diluted Shares	37,039	37,010	37,039	37,010	37,039	37,010	37,039	37,010	37,039	37,010
Diluted earnings per share	$ 1.45	$ 1.87	$ 0.24	$ 0.21	$ 0.46	$ 0.48	$ (0.04)	$ (0.01)	$ 2.11	$ 2.55

Water Segment:

For the year ended December 31, 2022, recorded diluted earnings from the water utility segment were $1.45 per share, as compared to $1.87 per share for the same period in 2021, a decrease of $0.42 per share. As discussed above, the decrease at the water segment was partly due to losses of $0.10 per share incurred during the year ended December 31, 2022 on investments held to fund a retirement plan, as compared to gains of $0.08 per share for the same period in 2021, a net decrease in earnings of $0.18 per share. Furthermore, and also discussed above, the water segment's results for the year ended December 31, 2022 would have included an additional $0.38 per share had there been no delay in receiving a decision approving the settlement agreement with Public Advocates in the water general rate case that approves the new 2022 rates effective January 1, 2022.

Excluding the gains and losses on investments from both periods, and including the additional net revenues and water supply costs in the result for the year ended December 31, 2022 had a final decision in the water general rate case not been delayed, adjusted diluted earnings for the year ended December 31, 2022 at the water segment were $1.93 per share as compared to adjusted diluted earnings of $1.79 per share for the same period in 2021, an adjusted increase at the water segment of $0.14 per share, or a 7.8% increase, despite an approximate $0.13 per share reduction in earnings during the year ended December 31, 2022 as a result of the lower cost of debt in the pending cost of capital proceeding discussed below.

Excluding only the gains and losses on investments from both periods discussed above, adjusted diluted earnings at the water segment for the year ended December 31, 2022 were $1.55 per share, as compared to adjusted earnings of $1.79 per share for 2021, an adjusted decrease of $0.24 per share due to the following items:

- A decrease in the water operating revenues of $6.5 million largely as a result of the lower cost of debt included in the pending cost of capital application. GSWC recorded a reduction to revenues during the year ended December 31, 2022 of $6.4 million, or approximately $0.13 per share, to reflect management's best estimate at this time of revenues subject to refund from the pending cost of capital proceeding, which includes the impact of GSWC's lower cost of debt requested in its application. However, management cannot predict the ultimate outcome of the cost of capital application and the associated impact on 2022 revenues. Changes in estimates will be made, if necessary, as more information in this proceeding becomes available. As discussed previously, water revenues billed and recorded for the year ended December 31, 2022 were based on 2021 adopted rates, pending a final decision by the CPUC on the general rate case application.

- An increase in water supply costs of $1.1 million, which consist primarily of the changes in the water supply cost balancing accounts due to the effect of rate increases implemented mid-year 2021 reducing the under-collections offset by a decrease in water purchased due to decreases in water consumption and production that are being driven by drought conditions and water use restrictions, partially offset by increases in wholesale water costs. Adopted supply costs for the year ended December 31, 2022 were based on 2021 authorized amounts, pending a final decision by the CPUC in the water general rate case application. Actual water supply costs are tracked and passed through to customers on a dollar-for-dollar basis by way of the CPUC-approved water supply cost balancing accounts. The increase in water supply costs results in a corresponding increase in water operating revenues and has no net impact on the water segment's profitability.

- An overall increase in operating expenses of $7.1 million (excluding supply costs), which negatively impacted earnings and was mainly due to increases in (i) overall labor costs, (ii) operation-related expenses resulting from higher chemical and water treatment costs and transportation expenses, (iii) administrative and general expenses resulting from higher insurance costs, and employee-related benefits, (iv) depreciation and amortization expenses resulting from additions to utility plant, and (v) maintenance expenses.

- The sale of non-utility-related land at the water segment resulted in a gain of $409,000 recorded during 2021, with no equivalent item in 2022.

- An overall increase in interest expense (net of interest and other income) of $613,000 resulting primarily to an overall increase in total borrowing levels to support, among other things, the capital expenditures program at GSWC and higher short-term interest rates. This was partially offset by an increase in interest income earned on regulatory assets at the water segment bearing interest at the current 90-day commercial paper rate, which increased compared to 2021.

- An overall increase in other income (net of other expenses) of $4.0 million due primarily from a decrease in the non-service cost components related to GSWC's benefit plans resulting from lower actuarial losses recognized during the year ended December 31, 2022 as compared to 2021.

- A decrease in the effective income tax rate, which positively impacted earnings. The decrease resulted primarily from changes in certain flow-through and permanent items. As a regulated utility, GSWC treats certain temporary differences as flow-through in computing its income tax expense consistent with the income tax method used in its CPUC-jurisdiction ratemaking. Changes in the magnitude of flow-through items either increase or decrease tax expense, thereby affecting diluted earnings per share.

Electric Segment:

Diluted earnings from the electric utility segment increased $0.03 per share for the year ended December 31, 2022 as compared to 2021, largely due to an increase in electric operating revenues resulting from CPUC-approved rate increases effective January 1, 2022 and a lower effective income tax rate at the electric segment due to changes in flow-through taxes, partially offset by higher interest expense (net of interest income). In April 2022, BVESI completed the issuance of $35.0 million in unsecured private-placement notes consisting of 10 and 15 year terms. BVESI used the proceeds to pay down all outstanding borrowings under its credit facility as required by the CPUC. Generally, borrowings under the credit facility bear lower short-term rates.

Contracted Services Segment:

Diluted earnings from the contracted services segment decreased $0.02 per share for the year ended December 31, 2022 as compared to 2021, largely due to a decrease in construction activity resulting from timing differences of when such work was performed as compared to the same period of 2021, as well as a slowdown caused by longer materials supply-chain lead-times, delays in receiving capital upgrade awards, and other delays. There was also an increase in overall operating expenses (excluding construction expenses). These decreases to earnings at the contracted services segment were partially offset by an increase in management fee revenues resulting from the annual economic price adjustments.

AWR (Parent):

For the year ended December 31, 2022, diluted earnings from AWR (parent) decreased $0.03 per share compared to 2021 due primarily to an increase in interest expense resulting from higher short-term interest rates on borrowings made under AWR's revolving credit facility.

The following discussion and analysis for the years ended December 31, 2022 and 2021 provide information on AWR's consolidated operations and assets and, where necessary, includes specific references to AWR's individual segments and subsidiaries: GSWC, BVESI and ASUS and its subsidiaries.

Consolidated Results of Operations — Years Ended December 31, 2022 and 2021 (amounts in thousands, except per share amounts):

	Year Ended 12/31/2022	Year Ended 12/31/2021	$ CHANGE	% CHANGE
OPERATING REVENUES				
Water	$ 340,602	$ 347,112	$ (6,510)	-1.9%
Electric	39,986	38,345	1,641	4.3%
Contracted services	110,940	113,396	(2,456)	-2.2%
Total operating revenues	491,528	498,853	(7,325)	-1.5%
OPERATING EXPENSES				
Water purchased	75,939	77,914	(1,975)	-2.5%
Power purchased for pumping	11,861	11,103	758	6.8%
Groundwater production assessment	19,071	19,412	(341)	-1.8%
Power purchased for resale	15,039	11,240	3,799	33.8%
Supply cost balancing accounts	(12,000)	(11,421)	(579)	5.1%
Other operation	38,095	34,738	3,357	9.7%
Administrative and general	86,190	83,547	2,643	3.2%
Depreciation and amortization	41,315	39,596	1,719	4.3%
Maintenance	13,392	12,781	611	4.8%
Property and other taxes	22,894	22,522	372	1.7%
ASUS construction	53,171	56,909	(3,738)	-6.6%
Gain on sale of assets	(75)	(465)	390	-83.9%
Total operating expenses	364,892	357,876	7,016	2.0%
OPERATING INCOME	126,636	140,977	(14,341)	-10.2%
OTHER INCOME AND EXPENSES				
Interest expense	(27,027)	(22,834)	(4,193)	18.4%
Interest income	2,326	1,493	833	55.8%
Other, net	125	5,134	(5,009)	-97.6%
	(24,576)	(16,207)	(8,369)	51.6%
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE	102,060	124,770	(22,710)	-18.2%
Income tax expense	23,664	30,423	(6,759)	-22.2%
NET INCOME	$ 78,396	$ 94,347	$ (15,951)	-16.9%
Basic earnings per Common Share	$ 2.12	$ 2.55	$ (0.43)	-16.9%
Fully diluted earnings per Common Share	$ 2.11	$ 2.55	$ (0.44)	-17.3%

Operating Revenues

General

GSWC and BVESI rely upon approvals by the CPUC of rate increases to recover operating expenses and to provide for a return on invested and borrowed capital used to fund utility plant. ASUS relies on economic price and equitable adjustments by the U.S. government in order to recover operating expenses and provide a profit margin for ASUS. Current operating revenues and earnings may be negatively impacted if the Military Utility Privatization Subsidiaries do not receive adequate price adjustments in a timely manner. ASUS's earnings are also impacted by the level of construction projects at the Military Utility Privatization Subsidiaries, which may or may not continue at current levels in future periods.

Water

Due to the delay in the CPUC issuing a final decision on the water general rate case, billed water revenues for the year ended December 31, 2022 were based on 2021 adopted rates, pending a CPUC final decision on GSWC's general rate case application. For the year ended December 31, 2022, revenues from water operations decreased by $6.5 million to $340.6 million, compared to the same period in 2021 as a result of the lower cost of debt included in the pending cost of capital application. GSWC recorded a reduction to water revenues of $6.4 million to reflect management's best estimate at this time of revenues subject to refund from the pending cost of capital proceeding, which includes the impact of GSWC's lower cost of debt requested in its application.

Billed water consumption for the year ended December 31, 2022 was lower by 6.0% compared to 2021. Currently, changes in consumption generally do not have a significant impact on recorded revenues due to the CPUC-approved WRAM that is in place in all but one small rate-making area. GSWC records the difference between what it bills its water customers and that which is authorized by the CPUC in the WRAM accounts as regulatory assets or liabilities.

Electric

Electric revenues for the year ended December 31, 2022 increased $1.6 million to $40.0 million as a result of new CPUC-approved electric rates effective January 1, 2022 and a 6.5% increase in electric usage as compared to 2021. Due to the CPUC-approved Base Revenue Requirement Adjustment Mechanism, which adjusts certain revenues to adopted levels authorized by the CPUC, changes in usage do not have a significant impact on earnings.

Contracted Services

Revenues from contracted services are composed of construction revenues (including renewal and replacements) and management fees for operating and maintaining the water and/or wastewater systems at various military bases. For the year ended December 31, 2022, revenues from contracted services decreased $2.5 million to $110.9 million as compared to $113.4 million for 2021. The decrease was due to lower construction activity resulting, in part, from timing differences of when such work was performed as compared to the same period of 2021, as well as a slowdown primarily caused by longer materials supply-chain lead-times, delays in receiving capital upgrade awards, and other delays. This decrease was partially offset by increases in management fees due to the successful resolution of various economic price adjustments.

ASUS's subsidiaries continue to enter into U.S. government-awarded contract modifications and agreements with third-party prime contractors for new construction projects at the military bases served. During 2022, ASUS was awarded approximately $34.4 million in new construction projects for completion in 2022 through 2025. Earnings and cash flows from modifications to the initial 50-year contract and additional contracts with the U.S. government and agreements with third-party prime contractors for additional construction projects may or may not continue in future periods.

Operating Expenses:

Supply Costs

Total supply costs at the regulated utilities comprise the largest segment of total consolidated operating expenses. Supply costs accounted for 30.1% and 30.2% of total operating expenses for the years ended December 31, 2022 and 2021, respectively.

Water segment supply costs

Two of the principal factors affecting water supply costs are the amount of water produced and the source of the water. Generally, the variable cost of producing water from wells is less than the cost of water purchased from wholesale suppliers. The overall actual percentages for purchased water for the years ended December 31, 2022 and 2021 were 45%, as compared to the adopted percentages of 34% for 2022 and 2021. The higher actual percentage of purchased water as compared to the adopted percentage resulted from a higher volume of purchased water costs due to several wells being out of service. Due to the delay in finalizing the water general rate case, which will set new rates for the years 2022 through 2024, adopted supply costs for the year ended December 31, 2022 were based on 2021 authorized amounts, pending a final decision by the CPUC on GSWC's general rate case application.

Under the current CPUC-approved Modified Cost Balancing Account ("MCBA"), GSWC tracks adopted and actual expense levels for purchased water, power purchased for pumping and pump taxes. GSWC records the variances (which include the effects of changes in both rate and volume) between adopted and actual purchased water, purchased power and pump tax expenses as a regulatory asset or liability. GSWC recovers from, or refunds to, customers the amount of such variances. GSWC tracks these variances individually for each water ratemaking area.

Supply costs for the water segment consist of purchased water, purchased power for pumping, groundwater production assessments and changes in the water supply cost balancing accounts. For the years ended December 31, 2022 and 2021, water supply costs consisted of the following amounts (in thousands):

	Year Ended 12/31/2022	Year Ended 12/31/2021	$ CHANGE	% CHANGE
Water purchased	$ 75,939	$ 77,914	$ (1,975)	-2.5%
Power purchased for pumping	11,861	11,103	758	6.8%
Groundwater production assessment	19,071	19,412	(341)	-1.8%
Water supply cost balancing accounts *	(8,643)	(11,295)	2,652	-23.5%
Total water supply costs	$ 98,228	$ 97,134	$ 1,094	1.1%

* The sum of water and electric supply-cost balancing accounts are shown on AWR's Consolidated Statements of Income and totaled $(12,000,000) and $(11,421,000) for 2022 and 2021, respectively.

Purchased water costs for the year ended December 31, 2022 decreased to $75.9 million as compared to $77.9 million for 2021 primarily due to decreases in water consumption and production that are being driven by drought conditions and water use restrictions, partially offset by increases in wholesale water costs. The increase in power purchased for pumping was due to increases in electric rates. Groundwater production assessments decreased due to a decrease in water usage, partially offset by increases in pump tax rates during the year ended December 31, 2022 as compared to 2021.

For the year ended December 31, 2022, the water supply cost balancing account had $8.6 million under-collection as compared to an $11.3 million under-collection in 2021. The decrease in under-collection was primarily due to the effect of rate increases implemented mid-year 2021 at certain rate-making areas to specifically cover increases in supply costs experienced in these areas, thereby reducing their under-collections.

Electric segment supply costs

Supply costs for the electric segment consist primarily of purchased power for resale, the cost of natural gas used by BVESI's generating unit, the cost of renewable energy credits and changes in the electric supply cost balancing account. For the years ended December 31, 2022 and 2021, electric supply costs consisted of the following amounts (in thousands):

	Year Ended 12/31/2022	Year Ended 12/31/2021	$ CHANGE	% CHANGE
Power purchased for resale	$ 15,039	$ 11,240	$ 3,799	33.8%
Electric supply cost balancing account *	(3,357)	(126)	(3,231)	2,564.3%
Total electric supply costs	$ 11,682	$ 11,114	$ 568	5.1%

* The sum of water and electric supply-cost balancing accounts are shown on AWR's Consolidated Statements of Income and totaled $(12,000,000) and $(11,421,000) for 2022 and 2021, respectively.

For the year ended December 31, 2022, the cost of power purchased for resale to BVESI's customers increased to $15.0 million as compared to $11.2 million for 2021 primarily due to higher average price per megawatt-hour ("MWh"). The average price per MWh, including fixed costs, increased to $97.89 per MWh in 2022 from $71.94 per MWh in 2021. This increase in price resulted in an under-collection of $3.4 million recorded in the electric supply balancing account during 2022 as compared to an under-collection of $126,000 during 2021.

Other Operation

The primary components of other operation expenses include payroll, materials and supplies, chemicals and water-treatment costs, and outside service costs of operating the regulated water and electric systems, including the costs associated with transmission and distribution, pumping, water quality, meter reading, billing, and operations of district offices. Registrant's contracted services operations incur many of the same types of expenses. For the years ended December 31, 2022 and 2021, other operation expenses by business segment consisted of the following amounts (in thousands):

	Year Ended 12/31/2022		Year Ended 12/31/2021		$ CHANGE		% CHANGE
Water Services	$	28,117	$	25,781	$	2,336	9.1%
Electric Services		3,311		3,011		300	10.0%
Contracted Services		6,667		5,946		721	12.1%
Total other operation	$	38,095	$	34,738	$	3,357	9.7%

For the year ended December 31, 2022, other operation costs at the water segment increased due primarily to higher water treatment and chemical costs, as well as transportation costs. The increase at the electric segment was due primarily to higher operation-related outside-service costs. The increase at the contracted services segment was due primarily to higher water treatment and chemical costs, operation-related labor, and transportation costs. Transportation costs were higher due, in part, to increases in fuel and maintenance costs.

Administrative and General

Administrative and general expenses include payroll related to administrative and general functions, all employee-related benefits, insurance expenses, outside legal and consulting fees, regulatory utility commission expenses, expenses associated with being a public company and general corporate expenses charged to expense accounts. For the years ended December 31, 2022 and 2021, administrative and general expenses by business segment, including AWR (parent), consisted of the following amounts (in thousands):

	Year Ended 12/31/2022		Year Ended 12/31/2021		$ CHANGE		% CHANGE
Water Services	$	58,358	$	55,552	$	2,806	5.1%
Electric Services		7,901		8,694		(793)	-9.1%
Contracted Services		19,923		19,292		631	3.3%
AWR (parent)		8		9		(1)	-11.1%
Total administrative and general	$	86,190	$	83,547	$	2,643	3.2%

Administrative and general expenses increased at the water segment largely due to increases in employee-related benefits, including an increase of $1.2 million related to the service cost component of GSWC's defined-benefit pension plan. As a result of GSWC's two-way pension balancing account authorized by the CPUC, increases in pension costs are fully recovered in customer rates, thus having no material impact to earnings. There was also an increase in insurance and general corporate costs, partially offset by decreases in regulatory and other outside-service costs.

Administrative and general expenses decreased at the electric segment due, in part, to a decrease of $192,000 in surcharges billed to customers for the recovery of previously incurred costs, which had a corresponding decrease in administrative and general expenses, resulting in no impact to earnings. There was also a decrease in outside-service and other administrative and general costs.

Administrative and general expenses increased at the contracted services segment due to an increase in outside services, insurance, travel, and labor expenses.

Depreciation and Amortization

For the years ended December 31, 2022 and 2021, depreciation and amortization expense by segment consisted of the following amounts (in thousands):

	Year Ended 12/31/2022		Year Ended 12/31/2021		$ CHANGE		% CHANGE
Water Services	$	34,805	$	33,384	$	1,421	4.3%
Electric Services		2,792		2,572		220	8.6%
Contracted Services		3,718		3,640		78	2.1%
Total depreciation and amortization	$	41,315	$	39,596	$	1,719	4.3%

The overall increase in depreciation expense resulted primarily from additions to utility plant and other fixed assets since 2021.

Maintenance

For the years ended December 31, 2022 and 2021, maintenance expense by segment consisted of the following amounts (in thousands):

	Year Ended 12/31/2022		Year Ended 12/31/2021		$ CHANGE		% CHANGE
Water Services	$	9,559	$	9,056	$	503	5.6%
Electric Services		723		697		26	3.7%
Contracted Services		3,110		3,028		82	2.7%
Total maintenance	$	13,392	$	12,781	$	611	4.8%

Maintenance expense increased at the water segment due to higher unplanned maintenance and maintenance-related materials expenses incurred as compared to 2021.

Property and Other Taxes

For the years ended December 31, 2022 and 2021, property and other taxes by segment, consisted of the following amounts (in thousands):

	Year Ended 12/31/2022		Year Ended 12/31/2021		$ CHANGE		% CHANGE
Water Services	$	19,080	$	19,041	$	39	0.2%
Electric Services		1,837		1,519		318	20.9%
Contracted Services		1,977		1,962		15	0.8%
Total property and other taxes	$	22,894	$	22,522	$	372	1.7%

Property and other taxes increased at the water and electric segment primarily due to an increase in property taxes resulting from higher assessed property values brought about by capital additions. The increase at the water segment from property taxes was partially offset by a decrease in franchise fees resulting from lower water revenues recognized in 2022 compared to 2021.

ASUS Construction

For the year ended December 31, 2022, construction expenses for contracted services were $53.2 million, decreasing by $3.7 million compared to 2021 primarily due to a decrease in construction activity resulting from timing differences of when such work was performed as compared to 2021, as well as a slowdown caused by longer materials supply-chain lead-times, delays in receiving capital upgrade awards, and other delays.

Gain On Sale of Assets

The decrease in gain on sale of assets in 2022 compared to 2021 was related primarily to the sale of a parcel of non-utility-related land at the water segment in 2021 with no equivalent item in 2022.

Interest Expense

For the years ended December 31, 2022 and 2021, interest expense by segment, including AWR (parent), consisted of the following amounts (in thousands):

	Year Ended 12/31/2022		Year Ended 12/31/2021		$ CHANGE		% CHANGE
Water Services	$	22,742	$	21,474	$	1,268	5.9%
Electric Services		1,225		259		966	373.0%
Contracted Services		743		370		373	100.8%
AWR (parent)		2,317		731		1,586	217.0%
Total interest expense	$	27,027	$	22,834	$	4,193	18.4%

AWR's borrowings consist of bank debts under revolving credit facilities and long-term debt issuances at GSWC and BVESI. Consolidated interest expense increased as compared to 2021 resulting from an overall increase in total borrowing levels to support, among other things, the capital expenditures programs at the regulated utilities, as well as overall increases in short- and long-term interest rates. Increases to borrowing levels include BVESI's issuance of $35.0 million in unsecured private-placement notes in April 2022 consisting of 10 and 15 year term notes with interest rates at 4.548% and 4.949%, respectively.

Interest Income

For the years ended December 31, 2022 and 2021, interest income by business segment, including AWR (parent), consisted of the following amounts (in thousands):

	Year Ended 12/31/2022		Year Ended 12/31/2021		$ CHANGE		% CHANGE
Water Services	$	1,083	$	428	$	655	153.0%
Electric Services		394		118		276	233.9%
Contracted Services		875		1,007		(132)	-13.1%
AWR (parent)		(26)		(60)		34	-56.7%
Total interest income	$	2,326	$	1,493	$	833	55.8%

The overall increase in interest income was due primarily to higher interest income earned on regulatory assets at the water and electric segments bearing interest at the current 90-day commercial-paper rates, which have increased since 2021, partially offset by lower interest income recognized on certain construction projects at the contracted services segment as compared to 2021.

Other Income and (Expense), net

For the years ended December 31, 2022 and 2021, other income and (expense) by business segment, including AWR (parent), consisted of the following amounts (in thousands):

	Year Ended 12/31/2022		Year Ended 12/31/2021		$ CHANGE		% CHANGE
Water Services	$	(680)	$	4,783	$	(5,463)	-114.2%
Electric Services		406		242		164	67.8%
Contracted Services		141		(149)		290	-194.6%
AWR (parent)		258		258		—	—%
Total interest income	$	125	$	5,134	$	(5,009)	-97.6%

For the year ended December 31, 2022, other income (net of other expense) decreased mostly as a result of losses incurred on investments held to fund one of the Company's retirement plans, as compared to gains generated during 2021, both due to financial market conditions. This was partially offset by a decrease in the non-service cost components of net periodic benefit costs related to the Company's defined-benefit pension plan and other retirement benefits resulting from lower actuarial losses recognized during the year ended December 31, 2022, as compared to the same period in 2021. However, as a result of

GSWC's and BVESI's two-way pension balancing accounts authorized by the CPUC, changes in total net periodic benefit costs related to the pension plan have no material impact to earnings.

Income Tax Expense

For the years ended December 31, 2022 and 2021, income tax expense by segment, including AWR (parent), consisted of the following amounts (in thousands):

	Year Ended 12/31/2022	Year Ended 12/31/2021	$ CHANGE	% CHANGE
Water Services	$ 16,346	$ 22,095	$ (5,749)	-26.0%
Electric Services	2,439	2,975	(536)	-18.0%
Contracted Services	5,476	5,434	42	0.8%
AWR (parent)	(597)	(81)	(516)	637.0%
Total income tax expense	$ 23,664	$ 30,423	$ (6,759)	-22.2%

Consolidated income tax expense for the year ended December 31, 2022 decreased by $6.8 million primarily due to a decrease in pretax income as compared to the same period in 2021. AWR's ETRs were 23.2% and 24.4% for the years ended December 31, 2022 and 2021, respectively. GSWC's ETR was 23.3% for the year ended December 31, 2022 as compared to 24.2% for 2021. The decrease in GSWC's ETR was primarily due to net changes in certain flow-through and permanent items. The increase in AWR (parent)'s tax benefit was primarily due to an increase in pretax loss resulting from higher interest expense.

Information comparing the consolidated results of operations for fiscal years 2021 and 2020 can be found under Item 7, Management's Discussion and Analysis under the heading *"Consolidated Results of Operations-Years Ended December 31, 2021 and 2020"* in AWR's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC.

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are those that are important to the portrayal of AWR's financial condition, results of operations and cash flows, and require the most difficult, subjective or complex judgments of AWR's management. The need to make estimates about the effect of items that are uncertain is what makes these judgments difficult, subjective and/or complex. Management makes subjective judgments about the accounting and regulatory treatment of many items. The following are accounting policies and estimates that are critical to the financial statements of AWR. For more information regarding the significant accounting policies of Registrant, see Note 1 of "*Notes to Financial Statements*" included in Part II, Item 8, in Financial Statements and Supplementary Data.

Accounting for Rate Regulation — Because GSWC and BVESI operate extensively in regulated businesses, they are subject to the authoritative guidance for accounting for the effects of certain types of regulation. Application of this guidance requires accounting for certain transactions in accordance with regulations adopted by the regulatory commissions of the states in which rate-regulated operations are conducted. Utility companies defer costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that those costs and credits will be recognized in the ratemaking process in a period different from the period in which they would have been reflected in income by an unregulated company. These deferred regulatory assets and liabilities are then reflected in the income statement in the period in which the same amounts are reflected in the rates charged for service.

Regulation and the effects of regulatory accounting have the most significant impact on the financial statements of GSWC and BVESI. When either files for adjustments to rates, the capital assets, operating costs and other matters are subject to review, and disallowances may occur. In the event that a portion of either GSWC's or BVESI's operations are no longer subject to the accounting guidance for the effects of certain types of regulation, they are required to write-off related regulatory assets that are not specifically recoverable and determine if other assets might be impaired. If the CPUC determines that a portion of either GSWC's or BVESI's assets are not recoverable in customer rates, management is required to determine if it has suffered an asset impairment that would require a write-down in the asset valuation. Management continually evaluates the anticipated recovery, settlement or refund of regulatory assets, liabilities, and revenues subject to refund and provides for allowances and/or reserves that it believes to be necessary. In the event that management's assessment as to the probability of the inclusion in the ratemaking process is incorrect, the associated regulatory asset or liability will be adjusted to reflect the change in assessment or the impact of regulatory approval of rates. Reviews by the CPUC may also result in additional regulatory liabilities to refund previously collected revenues to customers if the CPUC were to disallow costs included in the ratemaking process.

Registrant also reviews its utility plant in-service for possible impairment in accordance with accounting guidance for regulated entities for abandonments and disallowances of plant costs.

Revenue Recognition — GSWC and BVESI record water and electric utility operating revenues when the service is provided to customers. Operating revenues include unbilled revenues that are earned (i.e., the service has been provided) but not billed by the end of each accounting period. Unbilled revenues are calculated based on the number of days and total usage from each customer's most recent billing record that was billed prior to the end of the accounting period and is used to estimate unbilled consumption as of the year-end reporting period. Unbilled revenues are recorded for both monthly and bi-monthly customers.

In 2008, the CPUC granted GSWC the authority to implement revenue decoupling mechanisms through the adoption of the WRAM. With the adoption of this alternative revenue program, GSWC adjusts revenues in the WRAM for the difference between what is billed to its water customers and that which is authorized by the CPUC. GSWC's request to continue using the WRAM in its next general rate case is subject to CPUC approval. The CPUC also granted BVESI a revenue decoupling mechanism through the BRRAM. BVESI adjusts revenues in the BRRAM for the difference between what is billed to its electric customers and that which is authorized by the CPUC.

As required by the accounting guidance for alternative revenue programs, GSWC and BVESI are required to collect their WRAM and BRRAM balances, respectively, within 24 months following the year in which they are recorded. The CPUC has set the recovery period for under-collected balances that are up to 15% of adopted annual revenues at 18 months or less. For net WRAM under-collected balances greater than 15%, the recovery period is 19 to 36 months. As a result of the accounting guidance and CPUC-adopted recovery periods, Registrant must estimate if any WRAM and BRRAM revenues will be collected beyond the 24-month period. This can affect the timing of when such revenues are recognized.

ASUS's fixed-price contracts with the U.S. government are considered service concession arrangements under ASC 853 *Service Concession Arrangements*. Accordingly, the services under these contracts are accounted for under Topic 606 *Revenue from Contracts with Customers* and the water and/or wastewater systems are not recorded as Property, Plant and Equipment on Registrant's balance sheet. Revenues for ASUS's operations and maintenance contracts are recognized when services have been rendered to the U.S. government pursuant to the initial 50-year contract and additional contracts thereafter. Revenues from construction activities are recognized based on either the percentage-of-completion or cost-plus methods of accounting. In accordance with GAAP, revenue recognition under these methods requires management to estimate the progress toward completion on a contract in terms of efforts, such as costs incurred. This approach is used because management considers it to be the best available measure of progress on these contracts. Changes in job performance, job conditions, change orders and estimated profitability, including those arising from any contract penalty provisions, and final contract settlements may result in revisions to costs and income, and are recognized in the period in which the revisions are determined. Unbilled receivables from the U.S. government represent amounts to be billed for construction work completed and/or for services rendered pursuant to the initial 50-year contract and additional contracts with the U.S government, which are not presently billable but which will be billed under the terms of the contracts.

Income Taxes — Registrant's income tax calculations require estimates due principally to the regulated nature of the operations of GSWC and BVESI, the multiple states in which Registrant operates, and potential future tax rate changes. Registrant uses the asset and liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Changes in regulatory treatment, or significant changes in tax-related estimates, assumptions or law, could have a material impact on the financial position and results of operations of Registrant.

As regulated utilities, GSWC and BVESI treat certain temporary differences as flow-through adjustments in computing their income tax expense consistent with the income tax approach approved by the CPUC for ratemaking purposes. Flow-through adjustments increase or decrease tax expense in one period, with an offsetting decrease or increase occurring in another period. Giving effect to these temporary differences as flow-through adjustments typically results in a greater variance between the effective tax rate and the statutory federal income tax rate in any given period than would otherwise exist if GSWC or BVESI were not required to account for its income taxes as regulated enterprises. As of December 31, 2022, Registrant's total amount of unrecognized tax benefits was zero.

Pension Benefits — Registrant's pension benefit obligations and related costs are calculated using actuarial concepts within the framework of accounting guidance for employers' accounting for pensions and post-retirement benefits other than pensions. Two critical assumptions, the discount rate and the expected return on plan assets, are important elements of expense and/or liability measurement. We evaluate these critical assumptions annually. Other assumptions include employee demographic factors such as retirement patterns, mortality, turnover and rate of compensation increase. The discount rate enables Registrant to state expected future cash payments for benefits as a present value on the measurement date. The guideline for setting this rate is a high-quality, long-term corporate bond rate. Registrant's discount rates were determined by considering the average of pension yield curves constructed using a large population of high-quality corporate bonds. The resulting discount rates reflect the matching of plan liability cash flows to the yield curves. A lower discount rate increases the present value of benefit obligations and increases periodic pension expense. Conversely, a higher discount rate decreases the present value of benefit obligations and decreases periodic pension expense. To determine the expected long-term rate of return on the plan assets, Registrant considers the current and expected asset allocation, as well as historical and expected returns on each plan asset class. A lower expected rate of return on plan assets will increase pension expense. The long-term expected return on the pension plan's assets was 5.75% for 2022 and 6.00% for 2021.

For the pension plan obligation, Registrant increased the discount rate to 5.41% as of December 31, 2022 from 2.89% as of December 31, 2021 to reflect market interest-rate conditions at December 31, 2022. A hypothetical 25-basis point decrease in the assumed discount rate would have increased total net periodic pension expense for 2022 by approximately $795,000, and would have increased the projected benefit obligation ("PBO") and accumulated benefit obligation ("ABO") at December 31, 2022 by a total of $5.8 million. A 25-basis point decrease in the long-term return on pension-plan-asset assumption would have increased 2022 pension cost by approximately $572,000.

In addition, changes in the fair value of plan assets will impact future pension cost and the Plan's funded status. Changes in market conditions can affect the value of plan assets held to fund future long-term pension benefits. Any reductions in the value of plan assets will result in increased future expense, an increase in the underfunded position, and increase the required future contributions.

The CPUC has authorized GSWC and BVESI to each maintain a two-way balancing account to track differences between their forecasted annual pension expenses adopted in rates and the actual annual expense to be recorded in accordance with the accounting guidance for pension costs. As of December 31, 2022, GSWC has a $1.5 million over-collection in its two-way pension balancing account for the general office and water regions. As of December 31, 2022, BVESI has a $496,000 over-collection in its two-way pension balancing account.

Funding requirements for qualified defined benefit pension plans are determined by government regulations. In establishing the contribution amount, Registrant has considered the potential impact of funding-rule changes under the Pension Protection Act of 2006. Registrant contributes the minimum required contribution as determined by government regulations or the forecasted annual pension cost authorized by the CPUC and included in customer rates, whichever is higher. In accordance with this funding policy, for 2023, the pension contribution is expected to be approximately $2.8 million. Any differences between the forecasted annual pension costs in rates and the actual pension costs are included in the two-way pension balancing accounts. Additionally, market factors can affect assumptions we use in determining funding requirements with respect to our pension plan. For example, a relatively modest change in our assumptions regarding discount rates can materially affect our calculation of funding requirements. To the extent that market data compels us to reduce the discount rate used in our assumptions, our benefit obligations could materially increase.

Changes in demographics, including increased numbers of retirees or increases in life expectancy assumptions may also increase the funding requirements of our obligations related to the pension plan. Mortality assumptions are a critical component of benefit obligation amounts and a key factor in determining the expected length of time for annuity payments. Assuming no changes in actuarial assumptions or plan amendments, the costs over the long term are expected to decrease due to the closure of Registrant's defined benefit pension plan to new employees as of January 1, 2011. Employees hired or rehired after December 31, 2010 are eligible to participate in a defined contribution plan instead of the pension plan.

Liquidity and Capital Resources

AWR

AWR's regulated business is capital intensive and requires considerable capital resources. A portion of these capital resources is provided by internally generated cash flows from operations. AWR anticipates that interest expense will increase in future periods due to the need for additional external capital to fund construction programs at its regulated utilities and as market interest rates increase. In addition, as the capital investment program continues to increase, coupled with the elimination of bonus depreciation for regulated utilities due to tax reform enacted in 2017, AWR and its subsidiaries anticipate they will need to access external financing more often. AWR believes that costs associated with capital used to fund construction at GSWC and BVESI will continue to be recovered through water and electric rates charged to customers.

AWR funds its operating expenses and pays dividends on its outstanding Common Shares primarily through dividends from its wholly owned subsidiaries. The ability of GSWC and BVESI to pay dividends to AWR is restricted by California law. Under these restrictions, approximately $643.9 million was available for GSWC to pay dividends to AWR on December 31, 2022. Approximately $64.9 million was available for BVESI to pay dividends to AWR as of December 31, 2022. ASUS's ability to pay dividends to AWR is dependent upon state laws in which each Military Utility Privatization Subsidiary operates, as well as ASUS's ability to pay dividends under California law.

When necessary, AWR obtains funds from external sources through the capital markets and from bank borrowings. Access to external financing on reasonable terms depends on the credit ratings of AWR and GSWC and current business conditions, including that of the water utility industry in general as well as conditions in the debt or equity capital markets.

AWR borrows under a revolving credit facility and provides funds to GSWC and ASUS in support of their operations through intercompany borrowing agreements. AWR's credit agreement expires in May 2023 and all intercompany borrowing agreements will expire concurrent with the expiration of AWR's credit facility. AWR intends to execute new intercompany borrowing agreements with its subsidiaries consistent with a new credit facility. On April 22, 2022, AWR's credit facility was amended to increase the borrowing capacity from $200.0 million to $280.0 million. The amendment also changed the benchmark interest rate from the London Interbank Offered Rate ("LIBOR") to the Secured Overnight Financing Rate ("SOFR"). The change in benchmark rates has not had a material impact on its financing costs. The interest rate charged to GSWC and ASUS is sufficient to cover AWR's interest expense under the credit facility.

Given that AWR's credit agreement will expire in May 2023, the outstanding borrowings under the credit facility of $255.5 million as of December 31, 2022 have been classified as a current liability on AWR's Consolidated Balance Sheet, thus creating a negative working-capital condition for AWR of $245.2 million. As further detailed below, on January 13, 2023, GSWC through a delayed-draw feature of its note purchase agreement, issued unsecured private placement notes totaling $130.0 million. Also, in January 2023, GSWC used the proceeds to pay off $129.0 million of outstanding borrowings as of December 31, 2022 under its intercompany borrowing arrangement with AWR. AWR then used the proceeds to pay off $124.0 million of the outstanding borrowings under its credit facility thereby improving AWR's working-capital condition. As of March 1, 2023, AWR does not have sufficient liquidity or capital resources to repay its credit facility without extending its existing credit facility, entering into a new credit facility, or issuing new debt or equity.

Management plans to either renew and extend AWR's credit facility or to enter into a new credit facility prior to its expiration date, and is confident, given AWR's history in obtaining revolving credit facilities to meet its working-capital needs, that AWR will be able to do so with the needed borrowing capacities required to run its operations. In addition, AWR's plans included the issuance of long-term debt through GSWC during the fourth quarter of 2022, which it completed with the execution of a note purchase agreement in December 2022 for the issuance of unsecured private placement notes as discussed below. Management believes that execution of its plan is probable based on Registrant's ability to generate consistent cash flows, its A+ credit ratings, its relationships with lenders, and its history of successfully raising debt necessary to fund its operations as recently evidenced by the issuance of long-term debt at GSWC. Accordingly, management has concluded that AWR will be able to satisfy its obligations, including those under its credit facility, for at least the next twelve months from the issuance date of these financial statements. However, AWR's ability to access the capital markets or to otherwise obtain sufficient financing may be affected by future conditions and, accordingly, no assurances can be made that AWR will be successful in implementing its plan.

On December 15, 2022, GSWC executed a note purchase agreement for the issuance of unsecured private placement notes totaling $130.0 million. The note purchase agreement included a delayed-draw feature. On January 13, 2023, GSWC requested the funds and issued (i) $100.0 million aggregate principal amount of Series A Senior Notes at a coupon rate of 5.12% due January 31, 2033, and (ii) $30.0 million aggregate principal amount of Series B Senior Notes at a coupon rate of 5.22% due January 31, 2038. Interest will be payable semiannually for both Series A and Series B notes.

BVESI has a separate $35.0 million revolving credit facility without a parent guaranty, which was amended in December 2021 to reduce the interest rate and fees charged, as well as to extend the maturity date by a year to July 1, 2024. As of December 31, 2022, there were $22.0 million outstanding borrowings under this facility. Under the terms of the credit agreement, BVESI has the option to increase the facility by an additional $15.0 million, subject to lender approval. The CPUC requires BVESI to completely pay off all borrowings under its revolving credit facility within a 24-month period. BVESI's next pay-off period for its credit facility ends in September 2024.

On April 28, 2022, BVESI completed the issuance of $35.0 million in unsecured private-placement notes consisting of $17.5 million at a coupon rate of 4.548% due April 28, 2032 and $17.5 million at a coupon rate of 4.949% due April 28, 2037. BVESI used the proceeds from the notes to pay down all amounts under its revolving credit facility outstanding at the time of issuing the notes. Interest on these notes is payable semiannually, and the covenant requirements under these notes are similar to the terms of BVESI's revolving credit facility.

During the first half of 2022, GSWC and BVESI continued to experience delinquent customer accounts receivable due to the lingering effects of the COVID-19 pandemic that has affected cash flows from operations. The CPUC's moratoriums on service disconnections for nonpayment for water and electric customers have ended and as a result, disconnections for delinquent residential customers resumed in June 2022. Thus far, the COVID-19 pandemic has not had a material impact on ASUS's current operations.

In January 2022, GSWC received $9.5 million in COVID relief funds through the California Water and Wastewater Arrearage Payment Program to provide assistance to customers for their water debt accrued during the COVID-19 pandemic by remitting federal funds that the state received from the American Rescue Plan Act of 2021 to the utility on behalf of eligible customers. GSWC applied these funds to its delinquent customers' eligible balances. During 2022, BVESI received a total of $473,000 from the state of California for similar customer relief funding for unpaid electric customer bills incurred during the pandemic.

In June 2022, Standard and Poor's Global Ratings ("S&P") affirmed an A+ credit rating for both AWR and GSWC. S&P also affirmed its negative outlook for both companies. S&P's debt ratings range from AAA (highest possible) to D (obligation is in default). In January 2023, Moody's Investors Service ("Moody's") affirmed its A2 rating with a stable outlook for GSWC. Securities ratings are not recommendations to buy, sell or hold a security, and are subject to change or withdrawal at any time by the rating agencies. Management believes that AWR's and GSWC's sound capital structures and A+ credit ratings, combined with its financial discipline, will enable AWR to access the debt and equity markets. However, unpredictable financial market conditions in the future may limit its access or impact the timing of when to access the market, in which case AWR may choose to temporarily reduce its capital spending.

AWR's ability to pay cash dividends on its Common Shares outstanding depends primarily upon cash flows from its subsidiaries. AWR intends to continue paying quarterly cash dividends on or about March 1, June 1, September 1 and December 1, subject to earnings and financial conditions, regulatory requirements and such other factors as the Board of Directors may deem relevant. On February 7, 2023, AWR's Board of Directors approved a first quarter dividend of $0.3975 per share on AWR's Common Shares. Dividends on the Common Shares will be paid on March 1, 2023 to shareholders of record at the close of business on February 21, 2023. AWR has paid common dividends every year since 1931, and has increased the dividends received by shareholders each calendar year for 68 consecutive years, which places it in an exclusive group of companies on the New York Stock Exchange that have achieved that result. AWR has achieved a 9.2% compound annual growth rate in its annual dividend payments from 2012 – 2022. AWR's current policy is to achieve a compound annual growth rate in the dividend of more than 7% over the long-term.

Cash Flows from Operating Activities:

Cash flows from operating activities have generally provided sufficient cash to fund operating requirements, including a portion of construction expenditures at GSWC and BVESI, and construction expenses at ASUS, and to pay dividends. AWR's future cash flows from operating activities are expected to be affected by a number of factors, including utility regulation; changes in tax law; maintenance expenses; inflation; compliance with environmental, health and safety standards; production costs; customer growth; per-customer usage of water and electricity; weather and seasonality; conservation efforts; compliance with local governmental requirements, including mandatory restrictions on water use; the lingering effects of the COVID-19 pandemic on its customers' ability to pay utility bills; and required cash contributions to pension and post-retirement plans. Future cash flows from contracted services subsidiaries will depend on new business activities, existing operations, the construction of new and/or replacement infrastructure at military bases, timely economic price and equitable adjustment of prices, and timely collection of payments from the U.S. government and other prime contractors operating at the military bases, and any adjustments arising out of an audit or investigation by federal governmental agencies.

ASUS funds its operating expenses primarily through internal operating sources, which include U.S. government funding under contracts with the U.S. government for operations and maintenance costs and construction activities, as well as investments by, or loans from, AWR. ASUS, in turn, provides funding to its subsidiaries. ASUS's subsidiaries may also from time to time provide funding to ASUS or other subsidiaries of ASUS.

Cash flows from operating activities are primarily generated by net income, adjusted for non-cash expenses such as depreciation and amortization, and deferred income taxes. Cash generated by operations varies during the year. Net cash provided by operating activities of AWR was $117.8 million for 2022 as compared to $115.6 million for the same period in 2021. During 2022, GSWC and BVESI received $9.5 million and $473,000, respectively, in COVID-19 relief funds from the state of California to provide assistance to customers for delinquent water and electric customer bills incurred during the pandemic. The increase in operating cash flow was also due to differences in the timing of vendor payments and income tax paid between the two periods, as well as the timing of billing of and cash receipts for construction work at military bases. The billings (and cash receipts) for this construction work generally occur at completion of the work or in accordance with a billing schedule contractually agreed to with the U.S. government and/or other prime contractors. Thus, cash flow from construction-related activities may fluctuate from period to period with such fluctuations representing timing differences of when the work is being performed and when the cash is received for payment of the work.

The increases in cash flows from operations discussed above were partially offset by a decrease in customer cash collections resulting from decreased water consumption brought about by drought conditions and water use restrictions. These under-collections are being captured in the 2022 WRAM. Furthermore, the delay in the water general rate case decision has negatively affected cash flows from operating activities as billed revenues in 2022 have been based on 2021's adopted customer rates while operating expenses have continued to increase.

The timing of cash receipts and disbursements related to other working capital items also affected the change in net cash provided by operating activities.

Cash Flows from Investing Activities:

Net cash used in investing activities was $167.1 million for the year ended December 31, 2022 as compared to $145.1 million for the same period in 2021, which is mostly related to capital expenditures at the regulated utilities. AWR invests capital to provide essential services to its regulated customer base, while working with the CPUC to have the opportunity to earn a fair rate of return on investment. AWR's infrastructure investment plan consists of both infrastructure renewal programs (to replace infrastructure, including those to mitigate wildfire risk) and major capital investment projects (to construct new water treatment, supply and delivery facilities). The regulated utilities may also be required from time to time to relocate existing infrastructure in order to accommodate local infrastructure improvement projects. Projected capital expenditures and other investments are subject to periodic review and revision.

For the year 2023, the regulated utilities' company-funded capital expenditures are expected to be between $140 million and $160 million, barring any delays resulting from changes in capital improvement schedules due to supply-chain issues or any continued lingering effects of the COVID-19 pandemic.

Cash Flows from Financing Activities:

AWR's financing activities include primarily: (i) the proceeds from the issuance of Common Shares, (ii) the issuance and repayment of long-term debt and notes payable to banks, and (iii) the payment of dividends on Common Shares. In order to finance new infrastructure, GSWC also receives customer advances (net of refunds) for, and contributions in aid of, construction. Borrowings on AWR's and BVESI's credit facilities are used to fund GSWC and BVESI capital expenditures, respectively, until long-term financing is arranged. Overall debt levels are expected to increase to fund a portion of the costs of the capital expenditures that will be made by the regulated utilities.

Net cash provided by financing activities was $50.3 million for the year ended December 31, 2022 as compared to cash used of $2.3 million for 2021. The increase in cash provided by financing activities in 2022 was due, in part, to the issuance by BVESI of new unsecured private-placement notes totaling $35.0 million. The proceeds were used to pay down outstanding borrowings under BVESI's credit facility. In addition, during 2021, cash was used for the early redemption of GSWC's 9.56% private-placement notes in the amount of $28.0 million in May 2021. During the year ended December 31, 2022, AWR had a net increase in borrowings on its credit facilities of $72.0 million to support operations and capital expenditures. During 2021, AWR had a net increase in borrowings on its credit facilities of $71.3 million.

GSWC

GSWC funds its operating expenses, payments on its debt, dividends on its outstanding common shares, and a portion of its construction expenditures through internal sources. Internal sources of cash flow are provided primarily by retention of a portion of earnings from operating activities. Internal cash generation is influenced by factors such as weather patterns, conservation efforts, environmental regulation, litigation, changes in tax law and deferred taxes, changes in supply costs and regulatory decisions affecting GSWC's ability to recover these supply costs, timing of rate relief, increases in maintenance expenses and capital expenditures, surcharges authorized by the CPUC to enable GSWC to recover expenses previously incurred from customers, and CPUC requirements to refund amounts previously charged to customers. Internal cash flows may also be impacted by delays in receiving payments from GSWC customers due to the lingering effects of the COVID-19 pandemic.

GSWC may, at times, utilize external sources for long-term financing, as well as obtain funds from equity investments and intercompany borrowings from its parent, AWR, to help fund a portion of its operations and construction expenditures. AWR borrows under a revolving credit facility and provides funds to GSWC in support of its operations under intercompany borrowing arrangements. On April 22, 2022, the AWR credit facility was amended to increase the borrowing capacity from $200.0 million to $280.0 million, which provided an increase in GSWC's borrowing capacity under its intercompany borrowing agreement. All intercompany borrowing agreements expire concurrent with the expiration of AWR's credit facility in May 2023. AWR intends to execute a new intercompany borrowing agreement with GSWC consistent with a new credit facility. As of December 31, 2022, GSWC had $129.0 million outstanding under its intercompany borrowing arrangement with AWR. The CPUC requires GSWC to completely pay off all intercompany borrowings with AWR within a 24-month period. On January 31, 2023, GSWC used the proceeds from the issuance of equity to AWR and from the issuance of long-term debt discussed below to pay-off all of its intercompany borrowing from AWR.

On December 15, 2022, GSWC executed a note purchase agreement for the issuance of unsecured private placement notes totaling $130.0 million. The note purchase agreement includes a delayed-draw feature that allows for the sale and purchase of the notes to occur on a business day on or prior to March 1, 2023. On January 13, 2023, GSWC, through the delayed-draw feature, requested and issued unsecured private placement notes totaling $130.0 million. GSWC used the proceeds to pay off the majority of outstanding borrowings under the intercompany borrowing arrangement with AWR.

In addition, GSWC receives advances and contributions from customers, home builders and real estate developers to fund construction necessary to extend service to new areas. Advances for construction are generally refundable at a rate of 2.5% in equal annual installments over 40 years. Utility plant funded by advances and contributions is excluded from rate base. GSWC amortizes contributions in aid of construction at the same composite rate of depreciation for the related property.

Cash Flows from Operating Activities:

Net cash provided by operating activities was $94.5 million for the year ended December 31, 2022 as compared to $100.3 million for 2021. The overall decrease in GSWC's cash flows from operations was largely due to a decrease in customer cash collections resulting from decreased water consumption brought about by drought conditions and water use restrictions. These under-collections are being captured in the 2022 WRAM balances. Furthermore, the delay in the water general rate case decision has negatively affected cash flows from operating activities as billed revenues in 2022 have been based on 2021's adopted customer rates while operating expenses have continued to increase. These decreases were partially offset by state relief funds. During the first quarter of 2022, GSWC received $9.5 million in COVID-19 relief funds from the state of California to provide assistance to customers for delinquent water customer bills incurred during the pandemic. The decrease was also partially offset by differences in the timing of vendor payments and income tax paid between the two periods. The timing of cash receipts and disbursements related to other working capital items also affected the change in net cash provided by operating activities.

Cash Flows from Investing Activities:

Net cash used in investing activities was $147.7 million for the year ended December 31, 2022 as compared to $124.3 million for 2021, which is mostly related to spending under GSWC's infrastructure investment plans that are consistent with capital budgets authorized in its general rate cases.

AWR issued an interest-bearing promissory note to GSWC that expires in May 2023, and that allows AWR to borrow amounts up to $30.0 million for working-capital purposes. During 2021, AWR borrowed and subsequently repaid $26.0 million under the terms of the note. During 2022, there were no borrowings under this arrangement.

Cash Flows from Financing Activities:

Net cash provided by financing activities was $53.1 million for the year ended December 31, 2022 as compared to $11.1 million net cash used for 2021. The higher cash used for financing activities in 2021 was largely due to the early redemption of

GSWC's 9.56% private-placement notes in the amount of $28.0 million in May 2021. During the year ended December 31, 2022, GSWC had an increase in net intercompany borrowings of $80.0 million from AWR parent to support its operations and capital expenditures. During the year ended December 31, 2021, GSWC had an increase in net intercompany borrowings of $49.0 million from AWR parent. The CPUC requires GSWC to fully pay off all intercompany borrowings it has from AWR within a 24-month period.

__Contractual Obligations and Commitments__

Registrant has various contractual obligations, which are recorded as liabilities in the consolidated financial statements. Other items, such as certain purchase commitments, are not recognized as liabilities in the consolidated financial statements but are required to be disclosed. In addition to contractual maturities, Registrant has certain debt instruments that contain annual sinking funds or other principal payments. Registrant believes that it will be able to refinance debt instruments at their maturity through public issuance or private placement of debt or equity. Annual payments to service debt are generally made from cash flows from operations.

The following table reflects Registrant's contractual obligations and commitments to make future payments pursuant to contracts as of December 31, 2022. The table reflects only financial obligations and commitments. Therefore, performance obligations associated with our initial 50-year firm, fixed-price contract and additional firm fixed-price contracts with the U.S. government at our contracted services segment are not included in the amounts below. Registrant believes that it will be able to refinance debt instruments at their maturity through public issuance or private placement of debt or equity. Annual payments to service debt are generally made from cash flows from operations.

($ in thousands)	Payments/Commitments Due (1)	
	Total	Less than 1 Year
Notes/Debentures (2)	$ 187,000	$ —
Private Placement Notes (3)	250,000	—
Tax-Exempt Obligations (4)	10,564	178
Other Debt Instruments (5)	2,809	221
Total AWR Long-Term Debt	$ 450,373	$ 399
Credit Facilities (6)	$ 277,500	$ 255,500
Interest on Long-Term Debt (7)	227,661	21,846
Advances for Construction (8)	67,967	3,617
Renewable Energy Credit Agreement (9)	619	619
Purchased Power Contracts (10)	8,966	4,906
Capital Expenditures (11)	94,991	94,991
Water Purchase Agreements (12)	3,066	459
Operating Leases (13)	11,087	2,256
Employer Contributions (14)	2,800	2,800
SUB-TOTAL	694,657	386,994
Other Commitments (15)	10,743	—
TOTAL	$ 1,155,773	$ 387,393

(1) Excludes dividends and facility fees.

(2) The notes and debentures have been issued by GSWC under an Indenture dated September 1, 1993, as amended in December 2008. The notes and debentures do not contain any financial covenants that Registrant believes to be material or any cross-default provisions.

(3) Consists of GSWC senior private placement notes of $215.0 million and BVESI unsecured private placement notes of $35.0 million totaling $250.0 million issued to various banks, including $160.0 million of unsecured private placement notes issued in July 2020 by GSWC and $35.0 million of unsecured private placement notes issued by BVESI in April 2022. Under the terms of each of the senior notes, GSWC may not incur any additional debt or pay any distributions to its shareholders if, after giving effect thereto, it would have a debt to capitalization ratio in excess of 0.6667-to-1 or a debt to earnings before interest, taxes, depreciation and

amortization ratio of more than 8-to-1. GSWC is in compliance with all of its covenant provisions as of December 31, 2022. GSWC does not currently have any outstanding mortgages or other liens on indebtedness on its properties.

(4) Consists of obligations at GSWC related to (i) a loan agreement supporting $7.7 million in outstanding debt issued by the California Pollution Control Financing Authority, and (ii) $2.8 million of obligations with respect to GSWC's 500 acre-foot entitlement to water from the State Water Project ("SWP"). These obligations do not contain any financial covenants believed to be material to Registrant or any cross-default provisions. In regard to its SWP entitlement, GSWC has entered into agreements with various developers for a portion of its 500 acre-foot entitlement to water from the SWP.

(5) Consists of the outstanding debt portion of funds received under the American Recovery and Reinvestment Act for reimbursements of capital costs related to the installation of meters for conversion of non-metered service to metered service in GSWC's Arden-Cordova District.

(6) Credit facilities consists of (i) a $280.0 million revolving credit facility under AWR, of which $255.5 million was outstanding as of December 31, 2022; and (ii) a $35.0 million revolving credit facility under BVESI, of which $22.0 million was outstanding as of December 31, 2022.

(7) Consists of expected interest expense payments based on the assumption that GSWC's long-term debt remains outstanding until maturity.

(8) Advances for construction represent contract refunds mostly from GSWC to developers for the cost of water systems paid for by the developers. The advances are generally refundable in equal annual installments over 40-year periods.

(9) Consists of an agreement by BVESI to purchase renewable energy credits through 2023. These renewable energy credits are used to meet California's renewables portfolio standard.

(10) Consists of BVESI fixed-cost purchased power contracts executed in September 2019 with Morgan Stanley Capital Group Inc.

(11) Consists primarily of capital expenditures estimated to be required under signed contracts at GSWC and BVESI as of December 31, 2022.

(12) Water purchase agreements consist of (i) a remaining amount of $1.5 million under an agreement expiring in 2028 to use water rights from a third party, and (ii) an aggregate amount of $1.6 million of other water purchase commitments with other third parties, which expire between 2025 through 2038.

(13) Reflects future minimum payments under noncancelable operating leases for both GSWC and ASUS.

(14) Consists of expected contributions to Registrant's defined benefit pension plan for the year 2023. Contributions to the pension plan are expected to be the higher of the minimum required contributions under the Employee Retirement Income Security Act ("ERISA") or the amounts that are recovered in customer rates and approved by the CPUC. These amounts are estimates and are subject to change based on, among other things, the limits established for federal tax deductibility (pension plan) and the significant impact that returns on plan assets and changes in discount rates have on such amounts.

(15) Other commitments consist primarily of (i) $10.1 million in asset retirement obligations of GSWC that reflect the retirement of wells by GSWC, which by law need to be properly capped at the time of removal; (ii) irrevocable letters of credit in the amount of $624,600 for the deductible in Registrant's business automobile insurance policies; and (iii) a $15,000 irrevocable letter of credit issued on behalf of GSWC pursuant to a franchise agreement with the City of Rancho Cordova. All of the letters of credit are issued pursuant to AWR's revolving credit facility.

BVESI Power-Supply Arrangements

BVESI purchased power pursuant to purchased power contracts approved by the CPUC effective in the fourth quarter of 2019 at a fixed cost over three and five-year terms depending on the amount of power and period during which the power is purchased under the contracts. In addition to the purchased power contracts, BVESI buys additional energy to meet peak demand as needed and sells surplus power when necessary. BVESI is pursuing short- and long-term renewable energy contracts to replace any power purchase agreements that have expired in addition to satisfying its requirements related to its resource portfolio for the next compliance period (2021-2024) and beyond. The average price per MWh, including fixed costs, increased to $97.89 per MWh in 2022 from $71.94 per MWh in 2021. However, BVESI has an electric-supply-cost balancing account, as approved by the CPUC, to alleviate any impacts to earnings.

Construction Program

GSWC maintains an ongoing water distribution main replacement program throughout its customer service areas based on the age and type of distribution-system materials, priority of leaks detected, remaining productive life of the distribution system and an underlying replacement schedule. In addition, GSWC and BVESI upgrade their facilities in accordance with industry standards, local and CPUC requirements, and new legislation. California requires investor-owned electric utilities to submit an annual wildfire mitigation plan to the CPUC for approval, and requires all electric utilities to prepare plans on constructing, maintaining, and operating their electrical lines and equipment to minimize the risk of catastrophic wildfires.

As of December 31, 2022, GSWC and BVESI have unconditional purchase obligations for capital projects of approximately $95.0 million. During the years ended December 31, 2022, 2021 and 2020, GSWC and BVESI had capital expenditures of $174.3 million, $150.6 million and $130.4 million, respectively. A portion of these capital expenditures was funded by developers through contributions in aid of construction, which are not required to be repaid, and refundable advances. During the years ended December 31, 2022, 2021 and 2020, capital expenditures funded by developers were $6.9 million, $8.0 million and $7.0 million, respectively. During 2023, the water and electric segments' company-funded capital expenditures are estimated to be approximately $140 – $160 million, barring any delays resulting from changes in capital improvement schedules due to supply chain issues or the effects of the COVID-19 pandemic. These amounts include approximately $13.6 million estimated to be spent by BVESI on wildfire mitigation projects.

Contracted Services

Under the terms of the current and future utility privatization contracts with the U.S. government, each contract's price is subject to an economic price adjustment ("EPA") on an annual basis. In the event that ASUS (i) is managing more assets at specific military bases than were included in the U.S. government's request for proposal, (ii) is managing assets that are in substandard condition as compared to what was disclosed in the request for proposal, (iii) prudently incurs costs not contemplated under the terms of the utility privatization contract, and/or (iv) becomes subject to new regulatory requirements, such as more stringent water-quality standards, ASUS is permitted to file, and has filed, requests for equitable adjustment ("REAs"). The timely filing for and receipt of EPAs and/or REAs continues to be critical in order for the Military Utility Privatization Subsidiaries to recover increasing costs of operating, maintaining, renewing and replacing the water and/or wastewater systems at the military bases it serves.

During sequestration or automatic spending cuts, the Military Utility Privatization Subsidiaries did not experience any earnings impact to their existing operations and maintenance and renewal and replacement services, as utility privatization contracts are an "excepted service." With the expiration of sequestration, similar issues including further sequestration pursuant to the Balanced Budget and Emergency Deficit Control Act may arise as part of the fiscal uncertainty and/or future debt-ceiling limits imposed by Congress. Any future impact on ASUS and its operations through the Military Utility Privatization Subsidiaries will likely be limited to (a) the timing of funding to pay for services rendered, (b) delays in the processing of EPAs and/or REAs, (c) the timing of the issuance of contract modifications for new construction work not already funded by the U.S. Government, and/or (d) delays in solicitation for and/or awarding of new contracts under the Department of Defense utility privatization program.

At times, the DCAA and/or the DCMA may, at the request of a contracting officer, perform audits/reviews of contractors for compliance with certain government guidance and regulations, such as the Federal Acquisition Regulations and Defense Federal Acquisition Regulation Supplements. Certain audit/review findings, such as system deficiencies for government-contract-business-system requirements, may result in delays in the resolution of filings submitted to and/or the ability to file new proposals with the U.S. government.

Below is a summary of current and projected EPA filings for price adjustments to operations and maintenance fees and renewal and replacement fees for the Military Utility Privatization Subsidiaries in fiscal 2023.

Military Base	EPA period	Filing Date
Fort Bliss (FBWS)	October 2022 - September 2023	Third Quarter 2022
Joint Base Andrews (TUS)	February 2023 - January 2024	Fourth Quarter 2022
Fort Lee (ODUS)	February 2023 - January 2024	Fourth Quarter 2022
Joint Base Langley Eustis and Joint Expeditionary Base Little Creek Fort Story (ODUS)	April 2023 - March 2024	First Quarter of 2023
Fort Jackson (PSUS)	February 2023 - January 2024	Fourth Quarter 2022
Fort Bragg (ONUS)	March 2023 - February 2024	First Quarter 2023
Eglin Air Force Base (ECUS)	June 2023 - May 2024	Second Quarter 2023
Fort Riley (FRUS)	July 2023 - June 2024	Second Quarter 2023

Regulatory Matters

A discussion on various regulatory matters is included in the section titled *"Overview"* in this Form 10-K's "*Management's Discussion and Analysis of Financial Condition and Results of Operations."* The discussion below focuses on other regulatory matters and developments.

Certificates of Public Convenience and Necessity

GSWC and BVESI hold Certificates of Public Convenience and Necessity ("CPCN") granted by the CPUC in each of the ratemaking areas they serve. ASUS is regulated, if applicable, by the state in which it primarily conducts water and/or wastewater operations. FBWS holds a CPCN from the Public Utilities Commission of Texas. The Virginia State Corporation Commission exercises jurisdiction over ODUS as a public service company. The Maryland Public Service Commission approved the right of TUS to operate as a water and wastewater utility at Joint Base Andrews, Maryland, based on certain conditions. The South Carolina Public Service Commission exercises jurisdiction over PSUS as a public service company. ONUS is regulated by the North Carolina Public Service Commission. ECUS and FRUS are not subject to regulation by their respective states' utility commissions.

GSWC and BVESI are subject to regulation by the CPUC which has broad authority over service and facilities, rates, classification of accounts, valuation of properties, the purchase, disposition and mortgaging of properties necessary or useful in rendering public utility service, the issuance of securities, the granting of certificates of public convenience and necessity as to the extension of services and facilities and various other matters.

Rates that GSWC and BVESI are authorized to charge are determined by the CPUC in general rate cases and are derived using rate base, cost of service and cost of capital, as projected for a future test year. Rates charged to customers vary according to customer class and rate jurisdiction and are generally set at levels allowing for recovery of prudently incurred costs, including a fair return on rate base. Rate base generally consists of the original cost of utility plant in service, plus certain other assets, such as working capital and inventory, less accumulated depreciation on utility plant in service, deferred income tax liabilities and certain other deductions.

GSWC is required to file a water general rate case application every three years according to a schedule established by the CPUC. General rate cases typically include an increase in the first test year with inflation-rate adjustments for expenses for the second and third years of the rate case cycle. For capital projects, there are two test years. Rates are based on a forecast of expenses and capital costs for each test year. GSWC's cost of capital is determined in a separate proceeding. Investor-owned water utilities serving California are required to file their cost of capital applications on a triennial basis. BVESI's general rate cases are typically filed every four years. Rates may also be increased by offsets for certain expense increases, including, but not limited to, supply-cost offset and balancing-account amortization, advice letter filings related to certain plant additions and other operating cost increases.

Neither the operations of AWR nor the operations and rates of ASUS are directly regulated by the CPUC. The CPUC does, however, regulate certain transactions between GSWC, BVESI and ASUS and between GSWC and BVESI and AWR.

General Rate Cases and Other Regulatory Matters

Water Segment

Recent Changes in Rates:

Rates that GSWC is authorized to charge are determined by the CPUC in general rate cases. GSWC has a pending general rate case that will determine new water rates for the years 2022–2024. In November 2021, GSWC and Public Advocates filed with the CPUC a joint motion to adopt a settlement agreement between GSWC and Public Advocates on this general rate case application. Pending a final decision on this general rate case, GSWC filed with the CPUC for interim rates, which will make the new 2022 rates, once approved in a CPUC final decision, effective January 1, 2022. Due to the delay in finalizing the water general rate case, water revenues billed and recorded during the year ended December 31, 2022 were based on 2021 adopted rates, pending a final decision by the CPUC on this general rate case application. When approved, the new rates will be retroactive to January 1, 2022 and cumulative adjustments will be recorded upon receiving a decision by the CPUC that approves the settlement agreement.

Among other things, the settlement authorizes GSWC to complete certain advice letter capital projects approved in the last general rate case, which have been completed for a total capital investment of $9.4 million. The additional annual revenue requirements generated from these capital investments total $1.2 million and became effective February 15, 2022.

Pending Cost of Capital Proceeding:

GSWC also has a pending cost of capital proceeding that will determine a new return on rate base for the years 2022 – 2024. While this proceeding is pending, the previously authorized return is presently being billed to water customers during 2022 until a final decision is issued in this proceeding. However, based on management's analysis of this regulatory proceeding and associated accounting to date, for the year ended December 31, 2022, GSWC reduced revenues by $6.4 million and recorded a corresponding regulatory liability for revenues subject to refund based on its best estimate at this time, which includes the impact of GSWC's lower cost of debt requested in its application. However, management cannot predict the ultimate outcome of the cost of capital application and the associated impact on 2022 revenues. Changes in estimates will be made, if necessary, as more information in this proceeding becomes available.

In the pending cost of capital proceeding, GSWC requested authorization to continue the Water Cost of Capital Mechanism ("WCCM"). The WCCM adjusts return on equity and rate of return on rate base between the three-year cost of capital proceedings only if there is a positive or negative change of more than 100 basis points in the average of the Moody's Aa utility bond rate as measured over the period October 1 through September 30. If there is a positive or negative change of more than 100 basis points, the return on equity is adjusted by one half of the difference. For the period from October 1, 2021 through September 30, 2022, the Moody's rate increased by more than 100 basis points from the benchmark, which triggered the WCCM adjustment. The WCCM is expected to be addressed by the CPUC in the pending proposed decision.

Electric Segment

Recent Changes in Rates

In August 2019, the CPUC issued a final decision on the electric segment's general rate case which, among other things, increases adopted revenues by $1.0 million for 2022. On August 30, 2022, BVESI filed a new general rate case application with the CPUC to determine new rates for the years 2023 – 2026. On December 15, 2022, the CPUC approved a decision for BVESI to establish a general rate case memorandum account that makes the new 2023 rates effective and retroactive to January 1, 2023.

Vegetation Management, Wildfire Mitigation Plans and Legislation

The CPUC adopted regulations intended to enhance the fire safety of overhead electric power lines. Those regulations included increased minimum clearances around electric power lines. BVESI was authorized to track incremental costs incurred to implement the regulations in a fire hazard prevention memorandum account for the purpose of obtaining cost recovery in a future general rate case. The August 2019 final decision also authorized BVESI to record incremental costs related to vegetation management, such as costs for increased minimum clearances around electric power lines, in the CPUC-approved memorandum account for future recovery. As of December 31, 2022, BVESI had approximately $8.7 million in incremental vegetation management costs recorded as a regulatory asset. As part of its general rate case application filing with the CPUC in August 2022, BVESI requested recovery of the costs accumulated in this memorandum account as of March 31, 2022.

California legislation enacted in September 2018 requires all investor-owned electric utilities to have a wildfire mitigation plan ("WMP") approved by the Office of Energy Infrastructure Safety ("OEIS") and ratified by the CPUC. The WMP must include a utility's plans on constructing, maintaining, and operating its electrical lines and equipment to minimize the risk of catastrophic wildfire. BVESI submitted an update to its WMP in May 2022 to OEIS for approval prior to going to the CPUC for ratification. In December 2022, OEIS issued a final decision of approval to BVESI for its 2022 WMP update. In February 2023, the CPUC ratified BVESI's current WMP. As of December 31, 2022, BVESI has approximately $4.3 million related to expenses accumulated in its WMP memorandum accounts that have been recognized as regulatory assets for future recovery. All capital expenditures and other costs incurred through December 31, 2022 as a result of BVESI's WMPs are not currently in rates and have been filed for future recovery in BVESI's general rate case application in August 2022.

Additionally, the governor of California approved Assembly Bill ("AB") 1054 in July 2019 that, among other things, changed the burden of proof applicable in CPUC proceedings in which an electric utility with a valid safety certification seeks to recover wildfire costs. Previously, an electric utility seeking to recover costs had the burden to prove that it acted reasonably. Under AB 1054, if an electric utility has a valid safety certification, it will be presumed to have acted reasonably unless a party to the relevant proceeding creates a "serious doubt" as to the reasonableness of the utility's conduct. In September 2021, OEIS under the California Natural Resources Agency approved BVESI's latest safety certification filing, which is valid until BVESI's pending safety certification is approved or disapproved. In December 2022, OEIS issued a renewal of its safety certification to BVESI.

For more information regarding significant regulatory matters, see Note 3 of "*Notes to Financial Statements*" included in Part II, Item 8, in Financial Statements and Supplementary Data.

Environmental Matters

AWR's subsidiaries are subject to stringent environmental regulations. GSWC is required to comply with the safe drinking water standards established by the U.S. Environmental Protection Agency ("U.S. EPA") and the Division of Drinking Water ("DDW"), under the State Water Resources Control Board ("SWRCB"). The U.S. EPA regulates contaminants that may have adverse health effects that are known or likely to occur at levels of public health concern, and the regulation of which will provide a meaningful opportunity for health risk reduction. The DDW, acting on behalf of the U.S. EPA, administers the U.S. EPA's program in California. Similar state agencies administer these rules in the other states in which Registrant operates.

GSWC currently tests its water supplies and water systems according to, among other things, requirements listed in the Federal Safe Drinking Water Act ("SDWA"). GSWC works proactively with third parties and governmental agencies to address issues relating to known contamination threatening GSWC water sources. GSWC also incurs operating costs for testing to determine the levels, if any, of the constituents in its sources of supply, and additional expense to treat contaminants in order to meet the federal and state maximum contaminant level standards and consumer demands. GSWC expects to incur additional capital costs as well as increased operating costs to maintain or improve the quality of water delivered to its customers in light of anticipated stress on water resources associated with watershed and aquifer pollution, drought impacts, as well as to meet future water quality standards and consumer expectations. The CPUC ratemaking process provides GSWC with the opportunity to recover prudently incurred capital and operating costs in future filings associated with achieving water quality standards. Management believes that such incurred and expected future costs should be authorized for recovery by the CPUC.

Drinking Water Notification Levels

In July 2018, DDW issued drinking water notification levels for certain fluorinated organic chemicals used to make certain fabrics and other materials, and used in various industrial processes. These chemicals were also present in certain fire suppression agents. These chemicals are referred to as perfluoroalkyl substances ("PFAS"). Notification levels are health-based advisory levels established for contaminants in drinking water for which maximum contaminant levels have not been established. The U.S. EPA has also established health advisory levels for these compounds. Notification to consumers and stakeholders is required when the advisory levels or notification levels are exceeded. Assembly Bill 756, signed into law in July 2019 and effective in January 2020, requires, among other things, additional notifications by water systems when they detect levels of PFAS above response levels.

GSWC is in the process of collecting and analyzing samples for PFAS under the direction of DDW. GSWC has removed some wells from service, and expects to incur additional costs to treat impacted wells. GSWC has provided customers with information regarding PFAS detection, and provided updated information via its website. In February 2020, DDW established new response levels for two of the PFAS compounds: 10 parts per trillion ("ppt") for perfluorooctanoic acid ("PFOA") and 40 ppt for perfluorooctanesulfonic acid ("PFOS"). In March 2021, DDW issued drinking-water notification and response levels of 0.5 parts per billion ("ppb") and 5 ppb, respectively, for perfluorobutane sulfonic acid ("PFBS"). In June 2022, the U.S. EPA issued interim updated drinking-water health advisories for PFOA and PFOS, and also issued final health advisories for PFBS and other compounds known as GenX chemicals. In October 2022, DDW issued drinking-water notification and response levels of 3 parts per trillion ("ppt") and 20 ppt, respectively, for perfluorohexane sulfonic acid ("PFHxS"). Through these health advisories, the U.S. EPA has set levels at extremely low amounts, especially for PFOA and PFOS. This potentially may have an impact on the final maximum contaminant levels ("MCL") that the U.S. EPA may require in the near future. Lower MCL levels are expected to be promulgated in 2023/2024 and depending on how low the levels are set, these new requirements will likely increase GSWC's water treatment and other operating costs.

Matters Relating to Environmental Cleanup

GSWC has been involved in environmental remediation and cleanup at one of its plant sites that contained an underground storage tank which was used to store gasoline for its vehicles. This tank was removed from the ground in July 1990 along with the dispenser and ancillary piping. Since then, GSWC has been involved in various remediation activities at this site. Analysis indicates that off-site monitoring wells may be necessary to document effectiveness of remediation.

As of December 31, 2022, the total amount spent to clean up and remediate GSWC's plant facility was approximately $6.2 million, of which $1.5 million has been paid by the State of California Underground Storage Tank Fund. Amounts paid by GSWC have been included in rate base and approved by the CPUC for recovery. As of December 31, 2022, GSWC has a regulatory asset and an accrued liability for the estimated additional cost of $1.3 million to complete the cleanup at the site. The estimate includes costs for continued activities of groundwater cleanup and monitoring, future soil treatment, and site closure related activities. The ultimate cost may vary as there are many unknowns in remediation of underground gasoline spills and this is an estimate based on currently available information. Management also believes it is probable that the estimated additional costs will be approved in rate base by the CPUC.

Lead and Copper Rule Revisions

On December 16, 2021, the U.S. EPA announced the Lead and Copper Rule Revisions under an executive order with a compliance date of October 16, 2024. Additionally, the EPA announced its intention to develop a new proposed rule, the Lead and Copper Rule Improvements ("LCRI") that will further strengthen the regulatory framework prior to the October 2024 compliance date. There are still many unknowns regarding the implementation of the rule. Some of the LCRI requirements may include timely replacement of customer lead service lines, corrosion control treatment, revised lead action levels, customer communications, etc. The details of the requirements will be better understood over the next year once the LCRI is published and a final rule is approved.

Matters Relating to Military Utility Privatization Contracts

Each of the Military Utility Privatization Subsidiaries is responsible for testing the water and wastewater systems on the military bases on which it operates in accordance with applicable law.

Each of the Military Utility Privatization Subsidiaries has the right to seek an equitable adjustment to its contract in the event that there are changes in environmental laws, a change in the quality of water used in providing water service or wastewater discharged by the U.S. government, or contamination of the air or soil not caused by the fault or negligence of the Military Utility Privatization Subsidiary. These changes can impact operations and maintenance and renewal and replacement costs under the contracts. The U.S. government is responsible for environmental contamination due to its fault or negligence and for environmental contamination that occurred prior to the execution of a contract.

Security Issues

We have physical and information security policies throughout our operations. Training on these matters begins during employee orientation and is ongoing through a series of training courses in addition to periodic, unannounced training exercises. We collaborate with various agencies, associations and third parties regarding information on possible threats and security measures for our operations. Risk assessments are conducted periodically to evaluate the effectiveness of existing security controls. These assessments provide areas for additional security focus, new controls, and policy changes.

Both GSWC and BVESI have security systems and infrastructure in place intended to prevent unlawful intrusion, service disruption and cyber-attacks. GSWC and BVESI utilize a variety of physical security measures to protect their facilities. These measures consider advances in security and emergency preparedness technology and relevant industry developments in developing their respective capital-improvement plans, and both intend to seek approval of the CPUC to recover any additional costs that either may incur in enhancing the security, reliability and resiliency of their utility systems.

On October 23, 2018, America's Water Infrastructure Act (AWIA) became law. GSWC must now conduct additional risk and resilience assessments and develop emergency response plans for each of our water systems. These assessments and plans include natural hazards as well as malevolent acts. The first such assessments were completed in 2020. They will be reviewed and resubmitted every five years.

The Military Utility Privatization Subsidiaries operate facilities within the boundaries of military bases, which provide limited access to the general public. To further enhance security, in prior years, certain upgrades were completed at various military bases through contract modifications funded by the U.S. government.

Registrant has evaluated its cyber-security systems and continues to address identified areas of improvement with respect to U.S. government regulations regarding cyber-security of government contractors. These improvements include the physical security at all of the office and employee facilities it operates. Registrant believes it is in compliance with these regulations.

Despite its efforts, Registrant cannot guarantee that intrusions, cyber-attacks or other attacks will not cause water or electric system problems, disrupt service to customers, compromise important data or systems or result in unintended release of customer or employee information.

Water Supply

GSWC

During 2022, GSWC delivered approximately 58.0 million hundred cubic feet ("ccf") of water to its customers, which is an average of about 365 acre-feet per day or 119 million gallons per day (an acre-foot is approximately 435.6 ccf or 326,000 gallons). Approximately 52% of GSWC's supply came from groundwater produced from wells situated throughout GSWC's service areas. GSWC supplemented its groundwater production with wholesale purchases from Metropolitan Water District ("MWD") member agencies and regional water suppliers (roughly 45% of total demand) and with authorized diversions from rivers (roughly 3%) under agreements with the United States Bureau of Reclamation ("Bureau") and the Sacramento Municipal Utility District ("SMUD"). GSWC also utilizes recycled water supplies to serve recycled water customers in several service areas. GSWC continually assesses its water rights and groundwater storage assets to maximize use of lower cost groundwater sources where available.

Groundwater

GSWC has a diverse water supply portfolio which includes adjudicated groundwater rights, surface water rights, and a number of unadjudicated water rights to help meet supply requirements. The productivity of GSWC's groundwater resources varies from year to year depending upon a variety of factors, including natural replenishment from snow-melt or rainfall, the availability of imported replenishment water, the amount of water previously stored in groundwater basins, natural or man-made contamination, legal production limitations, and the amount and seasonality of water use by GSWC's customers and others. GSWC actively participates in efforts to protect groundwater basins from over-use and from contamination. In some periods, these efforts may require reductions in groundwater pumping and increased reliance on alternative water resources. GSWC also participates in implementation of California's Sustainable Groundwater Management Act.

From time to time, GSWC may purchase or temporarily use water rights from others for delivery to customers. GSWC has contracts to purchase water or water rights for an aggregate amount of $3.1 million as of December 31, 2022. Included in the $3.1 million is a remaining commitment of $1.5 million under an agreement with the City of Claremont ("the City") to lease water rights that were ascribed to the City as part of the Six Basins adjudication. The initial term of the agreement expires in 2028. GSWC may exercise an option to renew this agreement for 10 additional years. The remaining $1.6 million is for commitments for purchased water with other third parties, which expire through 2038.

Imported Water

GSWC also manages a portfolio of water supply arrangements with water wholesalers who may import water from outside the immediate service area. For example, GSWC has contracts with various governmental entities and other parties to purchase water through a total of 58 connections for distribution to customers, in addition to numerous emergency connections. MWD is a public agency organized and managed to provide a supplemental, imported supply to its member public agencies. There are 26 such member agencies, consisting of 14 cities, 11 municipal water districts and one county water authority. GSWC has 45 connections to MWD's water distribution facilities and those of member agencies. GSWC purchases MWD water through six separate member agencies aggregating 49,767 acre-feet annually. MWD sources its supplies from Northern California via the State Water Project and the Colorado River through the Colorado River Aqueduct, which it owns and operates, and from local programs and transfer arrangements.

MWD currently has supply levels of 1.13 million acre-feet (MAF) with annual demands of approximately 1.71 MAF resulting in a supply gap of 574 thousand acre feet. MWD has available access to store more than 1.65 MAF of water in Lake Mead as part of an intentionally created surplus program developed under a 2007 Interim Shortage agreement and is available for use during dry years. In addition, MWD, along with the seven other Basin states which use water from the Colorado River, developed and agreed to the Drought Contingency Plan in 2019 where each lower Basin state which diverts water from the Colorado River below Lees Ferry agrees to store defined amounts of water in Lake Mead to prevent both Lake Mead and Lake Powell from reaching critically low levels. California is a lower Basin state. On December 1, 2022, the Department of Water Resources set the initial allocation for the water year to 5% due to the possibility that 2023 may be another critically dry year.

Drought Impact

In May 2018, the California Legislature passed two bills that provide a framework for long-term water-use efficiency standards and drought planning and resiliency. The initial steps in implementation of this legislation have been laid out in a summary document by the California Department of Water Resources ("DWR") and State Water Resources Control Board ("SWRCB"). Over the next several years, State agencies, water suppliers and other entities will be working to meet the requirements and timelines of plan implementation. A notable milestone is the establishment of an indoor water use standard of 55 gallons per capita per day ("gpcd") until 2025. Legislation signed by the Governor into law in September 2022 has set more stringent indoor standard targets than initially set forth in the 2018 legislation. The indoor standard will now be set at 47 gpcd in 2025 and then reduced to 42 gpcd in 2030 (previously had been set at 52.5 gpcd and 50 gpcd, respectively).

California's recent period of multi-year drought has resulted in reduced recharge to the state's groundwater basins. GSWC utilizes groundwater from numerous groundwater basins throughout the state. Several of these basins, especially smaller basins, experienced lower groundwater levels because of the drought. Several of GSWC's service areas rely on groundwater as their only source of supply. Given the critical nature of the groundwater levels in California's Central Coast area, GSWC implemented mandatory water restrictions in certain service areas in accordance with CPUC procedures. In the event of water supply shortages from the locally available supply, GSWC would need to transport additional water from other areas, increasing the cost of water supply.

California is potentially entering into a fourth year of drought after experiencing a very dry 2022 Water Year, beginning October 1, 2021 to September 30, 2022, with the driest January to March in 100 years and the period of 2020 to 2022 being the driest 3-year period on record. However, a series of atmospheric storm events this January and February have delivered a promising outlook to the State's supply conditions. As of February 21, 2023, the U.S. Drought Monitor reported that none of California was in "Extreme Drought" as compared to 41% just three months ago, and 33% of California was in "Severe Drought" as compared to 85% just three months ago and 66% a year ago.

Due to the ongoing dry conditions in 2022, DWR set the State Water Project allocation to only 5% in March 2022. In April 2022, the Metropolitan Water District of Southern California ("MWD") declared a water supply emergency condition for areas of their service area dependent on SWP supplies. This has impacted GSWC's Simi Valley and Claremont service areas, which utilize a portion of their supply from the SWP. This action also includes a phased emergency conservation program that limits outdoor watering in those areas to one day per week. The impacted MWD areas as a whole achieved the goal of meeting their targets for 2022. MWD has continued the emergency conservation plan in 2023 but could modify the plan should the SWP allocation be increased sufficiently in the coming months. DWR announced an updated SWP allocation of 30% on January 26th. However, MWD has not yet announced any change to their emergency conservation plan.

On March 28, 2022, the governor of California issued an executive order calling on all urban water suppliers to reduce water use by 20 – 30 percent. In June 2022, GSWC moved all of its water systems to the second stage of its Water Shortage Contingency Plan that limits outdoor watering to two days per week (except for the Claremont and Simi Valley Systems, which are restricted to one day per week). GSWC will continue to work with its local suppliers to assess water supply conditions and water-use restrictions in its service areas and make appropriate adjustments as needed. In 2021, the CPUC authorized GSWC to track incremental drought-related costs in a memorandum account for future recovery.

Prolonged drought conditions also exist on the Colorado River System, which is experiencing historically low reservoir levels in Lake Mead and Lake Powell. Urgent action to reduce water demand on the lower river by 2 to 4 million acre feet annually has been requested by the US Bureau of Reclamation (the "Bureau"). Under the 2019 drought contingency plan on the river, the lower basin states (except California) will experience reductions in volume deliveries in 2023. However, on-going negotiations among the basin states to reach a consensus on how to share reductions called by the Bureau may result in proactive actions in 2023 by MWD. On December 13, 2022, MWD declared a regional drought emergency and began discussions among the member agencies to consider the development of a region-wide allocation program that may be adopted and implemented in spring 2023 to reduce demand on the river. The Bureau has initiated a process to prepare a Supplemental Environmental Impact Statement that may result in modifications to the 2007 Interim Storage Agreement and the 2019 Drought Contingency Plan. In addition, the Department of the Interior has recently requested a response plan by January 31, 2023. Two plans were submitted by this deadline by the basin states. California submitted a plan and the other six basin states submitted an alternative plan. California's framework builds on the previously committed 400,000 AF per year savings along with measures to protect storage in Lake Mead and stabilize the river system. The alternative plan relies on accounting for evaporative losses that would heavily impact California. The Department of Interior will consider these two plans in their evaluation of next steps for the river and that response may impact supplies to California in 2023 and beyond. GSWC will continue to monitor developments related to the Colorado River System and assess its impact on GSWC.

Military Utility Privatization Subsidiaries

The U.S. government is responsible for providing the source of supply for all water on each of the bases served by the Military Utility Privatization Subsidiaries at no cost to the Military Utility Privatization Subsidiaries. Once received from the U.S. government, ASUS's subsidiaries are responsible for ensuring the continued compliance of the provided source of supply with all federal, state and local regulations. Furthermore, ASUS's subsidiaries are responsible for ensuring compliance with the reduction and/or removal of all constituents required under its wastewater treatment plant operating permits. ASUS works closely with state regulators and industry associations to stay current with emergent issues and proactively addresses any change in wastewater treatment regulation to ensure permit compliance.

New Accounting Pronouncements

Registrant is subject to newly issued accounting requirements as well as changes in existing requirements issued by the Financial Accounting Standards Board. See *Note 1* of *Notes to Consolidated Financial Statements*.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Registrant is exposed to certain market risks, including fluctuations in interest rates, and commodity price risk primarily relating to changes in the market price of electricity. Market risk is the potential loss arising from adverse changes in prevailing market rates and prices.

Interest Rate Risk

A significant portion of Registrant's capital structure is comprised of fixed-rate debt. Market risk related to our fixed-rate debt is deemed to be the potential increase in fair value resulting from a decrease in interest rates. At December 31, 2022, the fair value of Registrant's long-term debt was $424.2 million. A hypothetical ten percent change in market interest rates would result in an increase or decrease of approximately $18.0 million in the fair value of Registrant's long-term debt.

At December 31, 2022, Registrant did not believe that its short-term debt was subject to interest-rate risk due to the fair market value being approximately equal to the carrying value.

Commodity/Derivative Risk

BVESI is exposed to commodity price risk primarily relating to changes in the market price of electricity. To manage its exposure to energy price risk, BVESI from time to time executes purchased power contracts that qualify as derivative instruments, requiring mark-to-market derivative accounting under the accounting guidance for derivatives. A derivative financial instrument or other contract derives its value from another investment or designated benchmark.

In 2019, BVESI began taking power under long-term contracts at a fixed cost over three- and five-year terms depending on the amount of power and period during which the power is purchased under the contracts.

The long-term contracts executed in 2019 qualify for derivative accounting treatment. Among other things, the CPUC authorized BVESI to establish a regulatory memorandum account to offset the mark-to-market entries required by the accounting guidance. Accordingly, all unrealized gains and losses generated from these purchased power contracts are deferred on a monthly basis into a non-interest bearing regulatory memorandum account that tracks the changes in fair value of the derivative throughout the term of the contract. As a result, the unrealized gains and losses on these contracts do not impact Registrant's earnings. As of December 31, 2022, there was an $11.8 million derivative asset on these contracts, with a corresponding regulatory liability in the derivative instrument memorandum account, as a result of an increase in energy prices since the execution of the contracts.

Except as discussed above, Registrant has had no other derivative financial instruments, financial instruments with significant off-balance sheet risks or financial instruments with concentrations of credit risk.

Item 8. Financial Statements and Supplementary Data

American States Water Company

Golden State Water Company

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of American States Water Company

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets and statements of capitalization of American States Water Company and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income, of changes in common shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and the financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for the Effects of Rate Regulation

As described in Notes 1 and 3 to the consolidated financial statements, the Company records regulatory assets, which represent probable future recoveries of costs from customers through the ratemaking process, and regulatory liabilities, which represent probable future refunds that are to be credited to customers through the ratemaking process. Accounting for such activities as regulatory assets and liabilities is in accordance with the guidance for accounting for the effects of rate regulation. In determining the probability of costs being recognized in other periods, management considers regulatory rules and decisions, past practices and other facts or circumstances that would indicate if recovery is probable. As of December 31, 2022, there were $76 million of regulatory assets and $102 million of regulatory liabilities.

The principal considerations for our determination that performing procedures relating to accounting for the effects of rate regulation is a critical audit matter are the significant judgment by management in the accounting for regulatory assets and liabilities related to assessing the probability that costs will be recovered or that amounts will be refunded, the timing of recognition of regulatory assets and liabilities as a result of established practice, new or changes in regulatory and legislative proceedings, or other relevant facts and circumstances. This in turn led to significant auditor judgment, subjectivity and effort in performing audit procedures and evaluating audit evidence obtained relating to management's accounting for regulatory assets and liabilities.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment and consideration of regulatory and legislative proceedings and other evidence informing the probability that costs will be recovered, and amounts will be refunded, and the timing of the inclusion of these deferrals in rates as well as the disclosure impacts. These procedures also included, among others, evaluating the reasonableness of management's judgments regarding the probability and timing of recovery of regulatory assets and refund of regulatory liabilities based on the Company's correspondence with regulators, status of regulatory proceedings, past practices, and other relevant information; evaluating the related accounting and disclosure implications; and calculating regulatory assets and liabilities balances based on provisions and formulas outlined in rate orders and other correspondence with the Company's regulator.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
March 1, 2023

We have served as the Company's auditor since 2002.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Golden State Water Company

Opinion on the Financial Statements

We have audited the accompanying balance sheets and statements of capitalization of Golden State Water Company (the "Company") as of December 31, 2022 and 2021, and the related statements of income, of changes in common shareholder's equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for the Effects of Rate Regulation

As described in Notes 1 and 3 to the financial statements, the Company records regulatory assets, which represent probable future recoveries of costs from customers through the ratemaking process, and regulatory liabilities, which represent probable future refunds that are to be credited to customers through the ratemaking process. Accounting for such activities as regulatory assets and liabilities is in accordance with the guidance for accounting for the effects of rate regulation. In determining the probability of costs being recognized in other periods, management considers regulatory rules and decisions, past practices and other facts or circumstances that would indicate if recovery is probable. As of December 31, 2022, there were $55 million of regulatory assets and $82 million of regulatory liabilities.

The principal considerations for our determination that performing procedures relating to accounting for the effects of rate regulation is a critical audit matter are the significant judgment by management in the accounting for regulatory assets and liabilities related to assessing the probability that costs will be recovered or that amounts will be refunded, the timing of recognition of regulatory assets and liabilities as a result of established practice, new or changes in regulatory and legislative proceedings, or other relevant facts and circumstances. This in turn led to significant auditor judgment, subjectivity and effort in performing audit procedures and evaluating audit evidence obtained relating to management's accounting for regulatory assets and liabilities.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management's assessment and consideration of regulatory and legislative proceedings and other evidence informing the probability that costs will be recovered, and amounts will be refunded, and the timing of the inclusion of these deferrals in rates as well as the disclosure impacts. These procedures also included, among others, evaluating the reasonableness of management's judgments regarding the probability and timing of recovery of regulatory assets and refund of regulatory liabilities based on the Company's correspondence with regulators, status of regulatory proceedings, past practices, and other relevant information; evaluating the related accounting and disclosure implications; and calculating regulatory assets and liabilities balances based on provisions and formulas outlined in rate orders and other correspondence with the Company's regulator.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
March 1, 2023

We have served as the Company's auditor since 2002.

AMERICAN STATES WATER COMPANY
CONSOLIDATED BALANCE SHEETS

(in thousands)	December 31, 2022	December 31, 2021
Assets		
Utility Plant		
Regulated utility plant, at cost:		
Water	$ 2,006,468	$ 1,898,817
Electric	133,815	116,472
Total	2,140,283	2,015,289
Non-regulated utility property, at cost	38,066	37,064
Total utility plant, at cost	2,178,349	2,052,353
Less — accumulated depreciation	(606,231)	(594,264)
	1,572,118	1,458,089
Construction work in progress	181,648	167,915
Net utility plant	1,753,766	1,626,004
Other Property and Investments		
Goodwill	1,116	1,116
Other property and investments	36,907	40,806
Total other property and investments	38,023	41,922
Current Assets		
Cash and cash equivalents	5,997	4,963
Accounts receivable — customers, less allowance for doubtful accounts	26,206	34,416
Unbilled revenue — receivable (Note 2)	20,663	27,147
Receivable from U.S. government, less allowance for doubtful accounts (Note 2)	34,974	27,827
Other accounts receivable, less allowance for doubtful accounts	4,215	6,510
Income taxes receivable	3,901	236
Materials and supplies	14,623	12,163
Regulatory assets — current	14,028	8,897
Prepayments and other current assets	5,450	5,317
Contract assets (Note 2)	9,390	6,135
Purchase power contract derivative at fair value	11,847	4,441
Total current assets	151,294	138,052
Other Assets		
Unbilled revenue — receivable from U.S. government (Note 2)	6,456	9,671
Receivable from U.S. government (Note 2)	50,482	51,991
Contract assets (Note 2)	5,592	3,452
Operating lease right-of-use assets	9,535	10,479
Regulatory assets	5,694	3,182
Other	13,532	16,230
Total other assets	91,291	95,005
Total Assets	$ 2,034,374	$ 1,900,983

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN STATES WATER COMPANY
CONSOLIDATED BALANCE SHEETS

(in thousands)	December 31, 2022	December 31, 2021
Capitalization and Liabilities		
Capitalization		
Common shareholders' equity	$ 709,549	$ 685,947
Long-term debt	446,547	412,176
Total capitalization	1,156,096	1,098,123
Current Liabilities		
Notes payable to banks	255,500	31,000
Long-term debt — current	399	377
Accounts payable	84,849	65,902
Income taxes payable	1,848	4,662
Accrued other taxes	16,257	17,137
Accrued employee expenses	13,996	16,256
Accrued interest	5,308	4,545
Regulatory liabilities	4,574	1,896
Contract liabilities (Note 2)	903	257
Operating lease liabilities	1,892	2,044
Other	10,996	11,498
Total current liabilities	396,522	155,574
Other Credits		
Notes payable to banks	22,000	174,500
Advances for construction	64,351	66,727
Contributions in aid of construction — net	147,918	147,482
Deferred income taxes	149,677	140,290
Regulatory liabilities	40,602	32,979
Unamortized investment tax credits	1,082	1,153
Accrued pension and other post-retirement benefits	33,636	61,365
Operating lease liabilities	8,090	8,920
Other	14,400	13,870
Total other credits	481,756	647,286
Commitments and Contingencies (Notes 14 and 15)		
Total Capitalization and Liabilities	$ 2,034,374	$ 1,900,983

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN STATES WATER COMPANY
CONSOLIDATED STATEMENTS OF CAPITALIZATION

	December 31,	
(in thousands, except number of shares)	**2022**	**2021**
Common Shareholders' Equity:		
Common Shares, no par value:		
Authorized: 60,000,000 shares		
Outstanding: 36,962,241 shares in 2022 and 36,936,285 shares in 2021	$ 260,158	$ 258,442
Reinvested earnings in the business	449,391	427,505
	709,549	685,947
Long-Term Debt		
Notes/Debentures:		
6.81% notes due 2028	15,000	15,000
6.59% notes due 2029	40,000	40,000
7.875% notes due 2030	20,000	20,000
7.23% notes due 2031	50,000	50,000
6.00% notes due 2041	62,000	62,000
Private Placement Notes:		
3.45% notes due 2029	15,000	15,000
5.87% notes due 2028	40,000	40,000
2.17% notes due 2030	85,000	85,000
2.90% notes due 2040	75,000	75,000
4.548% notes due 2032	17,500	—
4.949% notes due 2037	17,500	—
Tax-Exempt Obligations:		
5.50% notes due 2026	7,730	7,730
State Water Project due 2035	2,834	3,039
Other Debt Instruments:		
American Recovery and Reinvestment Act Obligation due 2033	2,809	3,019
	450,373	415,788
Less: Current maturities	(399)	(377)
Debt issuance costs	(3,427)	(3,235)
	446,547	412,176
Total Capitalization	$ 1,156,096	$ 1,098,123

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN STATES WATER COMPANY
CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,		
(in thousands, except per share amounts)	2022	2021	2020
Operating Revenues			
Water	$ 340,602	$ 347,112	$ 330,637
Electric	39,986	38,345	37,024
Contracted services	110,940	113,396	120,582
Total operating revenues	491,528	498,853	488,243
Operating Expenses			
Water purchased	75,939	77,914	74,554
Power purchased for pumping	11,861	11,103	10,134
Groundwater production assessment	19,071	19,412	20,392
Power purchased for resale	15,039	11,240	10,423
Supply cost balancing accounts	(12,000)	(11,421)	(11,803)
Other operation	38,095	34,738	33,236
Administrative and general	86,190	83,547	83,615
Depreciation and amortization	41,315	39,596	36,850
Maintenance	13,392	12,781	15,702
Property and other taxes	22,894	22,522	22,199
ASUS construction	53,171	56,909	62,411
(Gain) loss on sale of assets	(75)	(465)	31
Total operating expenses	364,892	357,876	357,744
Operating Income	126,636	140,977	130,499
Other Income and Expenses			
Interest expense	(27,027)	(22,834)	(22,531)
Interest income	2,326	1,493	1,801
Other, net	125	5,134	4,853
Total other income and expenses	(24,576)	(16,207)	(15,877)
Income before income tax expense	102,060	124,770	114,622
Income tax expense	23,664	30,423	28,197
Net Income	$ 78,396	$ 94,347	$ 86,425
Weighted Average Number of Shares Outstanding	36,955	36,921	36,880
Basic Earnings Per Common Share	$ 2.12	$ 2.55	$ 2.34
Weighted Average Number of Diluted Shares	37,039	37,010	36,995
Fully Diluted Earnings Per Share	$ 2.11	$ 2.55	$ 2.33
Dividends Paid Per Common Share	$ 1.525	$ 1.40	$ 1.28

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN STATES WATER COMPANY
CONSOLIDATED STATEMENTS OF CHANGES
IN COMMON SHAREHOLDERS' EQUITY

(in thousands)	Common Shares		Reinvested Earnings in the Business	Total
	Number of Shares	Amount		
Balances at December 31, 2019	36,847	$ 255,566	$ 345,964	$ 601,530
Add:				
Net income			86,425	86,425
Exercise of stock options and other issuance of Common Shares	42	30		30
Stock-based compensation, net of taxes paid from shares withheld from employees related to net share settlements		894		894
Dividend equivalent rights on stock-based awards not paid in cash		176		176
Deduct:				
Dividends on Common Shares			47,206	47,206
Dividend equivalent rights on stock-based awards not paid in cash			176	176
Balances at December 31, 2020	36,889	256,666	385,007	641,673
Add:				
Net income			94,347	94,347
Exercise of stock options and other issuance of Common Shares	47	—		—
Stock-based compensation, net of taxes paid from shares withheld from employees related to net share settlements		1,616		1,616
Dividend equivalent rights on stock-based awards not paid in cash		160		160
Deduct:				
Dividends on Common Shares			51,689	51,689
Dividend equivalent rights on stock-based awards not paid in cash			160	160
Balances at December 31, 2021	36,936	258,442	427,505	685,947
Add:				
Net income			78,396	78,396
Exercise of stock options and other issuance of Common Shares	26	—		—
Stock-based compensation, net of taxes paid from shares withheld from employees related to net share settlements		1,562		1,562
Dividend equivalent rights on stock-based awards not paid in cash		154		154
Deduct:				
Dividends on Common Shares			56,356	56,356
Dividend equivalent rights on stock-based awards not paid in cash			154	154
Balances at December 31, 2022	36,962	$ 260,158	$ 449,391	$ 709,549

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN STATES WATER COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	For the years ended December 31,		
	2022	2021	2020
Cash Flows From Operating Activities:			
Net income	$ 78,396	$ 94,347	$ 86,425
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	41,697	39,974	37,204
Provision for doubtful accounts	1,043	1,119	1,433
Deferred income taxes and investment tax credits	2,803	3,561	2,243
Stock-based compensation expense	2,571	2,566	2,463
(Gain) loss on sale of assets	(75)	(465)	31
Loss (gain) on investments held in a trust	5,177	(4,287)	(3,024)
Other — net	113	84	(908)
Changes in assets and liabilities:			
Accounts receivable — customers	5,424	(4,688)	(13,272)
Unbilled revenue — receivable	9,699	(1,037)	(6,678)
Other accounts receivable	2,115	(1,422)	(1,204)
Receivables from the U.S. government	(5,638)	(4,713)	(3,889)
Materials and supplies	(2,460)	(3,544)	(2,190)
Prepayments and other assets	3,146	1,323	1,686
Contract assets	(5,395)	235	(588)
Regulatory assets/liabilities	(18,915)	(5,842)	10,150
Accounts payable	11,767	(2,881)	5,348
Income taxes receivable/payable	(6,479)	(2,254)	12,270
Contract liabilities	646	(1,543)	(9,367)
Accrued pension and other post-retirement benefits	(3,087)	3,051	1,444
Other liabilities	(4,749)	2,000	2,593
Net cash provided	117,799	115,584	122,170
Cash Flows From Investing Activities:			
Capital expenditures	(166,240)	(144,515)	(130,423)
Proceeds from sale of assets	59	565	88
Other investments	(921)	(1,142)	(1,275)
Net cash used	(167,102)	(145,092)	(131,610)
Cash Flows From Financing Activities:			
Proceeds from stock option exercises	—	—	30
Receipt of advances for and contributions in aid of construction	6,901	12,432	9,338
Refunds on advances for construction	(5,321)	(4,666)	(3,729)
Repayments of long-term debt	(377)	(28,356)	(336)
Proceeds from the issuance of long-term debt, net of issuance costs	34,789	—	159,413
Net change in notes payable to banks	72,000	71,300	(70,800)
Dividends paid	(56,356)	(51,689)	(47,206)
Other	(1,299)	(1,287)	(1,867)
Net cash provided (used)	50,337	(2,266)	44,843
Net change in cash and cash equivalents	1,034	(31,774)	35,403
Cash and cash equivalents, beginning of year	4,963	36,737	1,334
Cash and cash equivalents, end of year	$ 5,997	$ 4,963	$ 36,737

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN STATE WATER COMPANY
BALANCE SHEETS

(in thousands)	December 31, 2022	December 31, 2021
Assets		
Utility Plant, at cost	$ 2,006,468	$ 1,898,817
Less — accumulated depreciation	(530,925)	(522,672)
	1,475,543	1,376,145
Construction work in progress	141,175	123,600
Net utility plant	1,616,718	1,499,745
Other Property and Investments	34,655	38,659
	34,655	38,659
Current Assets		
Cash and cash equivalents	370	525
Accounts receivable — customers, less allowance for doubtful accounts	23,107	31,870
Unbilled revenue — receivable	15,006	20,525
Other accounts receivable, less allowance for doubtful accounts	2,721	3,791
Intercompany receivable	621	—
Income taxes receivable from Parent	1,692	—
Materials and supplies	6,120	5,384
Regulatory assets — current	14,028	8,897
Prepayments and other current assets	4,464	4,223
Total current assets	68,129	75,215
Other Assets		
Operating lease right-of-use assets	9,208	10,439
Other	12,598	14,424
Total other assets	21,806	24,863
Total Assets	$ 1,741,308	$ 1,638,482

The accompanying notes are an integral part of these financial statements.

GOLDEN STATE WATER COMPANY
BALANCE SHEETS

	December 31,	
(in thousands)	2022	2021
Capitalization and Liabilities		
Capitalization		
Common shareholder's equity	$ 643,906	$ 615,686
Long-term debt	411,748	412,176
Total capitalization	1,055,654	1,027,862
Current Liabilities		
Long-term debt — current	399	377
Accounts payable	65,944	50,627
Income taxes payable to Parent	—	2,972
Accrued other taxes	14,501	14,960
Accrued employee expenses	11,233	12,867
Accrued interest	4,364	4,210
Operating lease liabilities	1,788	2,029
Other	10,152	10,505
Total current liabilities	108,381	98,547
Other Credits		
Intercompany note payable	129,000	49,280
Advances for construction	64,331	66,707
Contributions in aid of construction — net	147,918	145,848
Deferred income taxes	138,788	132,314
Regulatory liabilities	40,602	32,979
Unamortized investment tax credits	1,082	1,153
Accrued pension and other post-retirement benefits	33,421	61,170
Operating lease liabilities	7,878	8,891
Other	14,253	13,731
Total other credits	577,273	512,073
Commitments and Contingencies (Notes 14 and 15)		
Total Capitalization and Liabilities	$ 1,741,308	$ 1,638,482

The accompanying notes are an integral part of these financial statements.

GOLDEN STATE WATER COMPANY
STATEMENTS OF CAPITALIZATION

	December 31,	
(in thousands, except number of shares)	2022	2021
Common Shareholder's Equity:		
Common Shares, no par value:		
Authorized: 1,000 shares		
Outstanding: 170 shares in 2022 and 170 shares in 2021	$ 358,123	$ 356,530
Reinvested earnings in the business	285,783	259,156
	643,906	615,686
Long-Term Debt		
Notes/Debentures:		
6.81% notes due 2028	15,000	15,000
6.59% notes due 2029	40,000	40,000
7.875% notes due 2030	20,000	20,000
7.23% notes due 2031	50,000	50,000
6.00% notes due 2041	62,000	62,000
Private Placement Notes:		
3.45% notes due 2029	15,000	15,000
5.87% notes due 2028	40,000	40,000
2.17% notes due 2030	85,000	85,000
2.90% notes due 2040	75,000	75,000
Tax-Exempt Obligations:		
5.50% notes due 2026	7,730	7,730
State Water Project due 2035	2,834	3,039
Other Debt Instruments:		
American Recovery and Reinvestment Act Obligation due 2033	2,809	3,019
	415,373	415,788
Less: Current maturities	(399)	(377)
Debt issuance costs	(3,226)	(3,235)
	411,748	412,176
Total Capitalization	$ 1,055,654	$ 1,027,862

The accompanying notes are an integral part of these financial statements.

GOLDEN STATE WATER COMPANY
STATEMENTS OF INCOME

(in thousands)		For the years ended December 31,				
		2022		2021		2020
Operating Revenues						
Water	$	340,602	$	347,112	$	330,637
Electric (Note 20)		—		—		18,647
Total operating revenues		340,602		347,112		349,284
Operating Expenses (Note 20)						
Water purchased		75,939		77,914		74,554
Power purchased for pumping		11,861		11,103		10,134
Groundwater production assessment		19,071		19,412		20,392
Power purchased for resale		—		—		5,010
Supply cost balancing accounts		(8,643)		(11,295)		(11,749)
Other operation		28,117		25,781		25,194
Administrative and general		58,358		55,552		59,385
Depreciation and amortization		34,805		33,384		32,184
Maintenance		9,559		9,056		12,424
Property and other taxes		19,080		19,041		18,860
Gain on sale of assets		—		(409)		—
Total operating expenses		248,147		239,539		246,388
Operating Income (Note 20)		92,455		107,573		102,896
Other Income and Expenses						
Interest expense		(22,742)		(21,474)		(21,495)
Interest income		1,083		428		718
Other, net		(680)		4,783		4,556
Total other income and expenses		(22,339)		(16,263)		(16,221)
Income from operations before income tax expense		70,116		91,310		86,675
Income tax expense		16,346		22,095		21,704
Net Income (Note 20)	$	53,770	$	69,215	$	64,971

The accompanying notes are an integral part of these financial statements.

GOLDEN STATE WATER COMPANY
STATEMENTS OF CHANGES IN
COMMON SHAREHOLDER'S EQUITY

(in thousands, except number of shares)	Common Shares: Number of Shares	Common Shares: Amount	Reinvested Earnings in the Business	Total
Balances at December 31, 2019	165	$ 293,754	$ 257,434	$ 551,188
Add:				
Net income			64,971	64,971
Issuance of Common Shares to Parent	5	60,000		60,000
Stock-based compensation, net of taxes paid from shares withheld from employees related to net share settlements		983		983
Dividend equivalent rights on stock-based awards not paid in cash		169		169
Deduct:				
Dividends on Common Shares			22,500	22,500
Distribution of BVESI common shares to AWR parent (Note 20)			71,344	71,344
Dividend equivalent rights on stock-based awards not paid in cash			169	169
Balances at December 31, 2020	170	354,906	228,392	583,298
Add:				
Net income			69,215	69,215
Stock-based compensation, net of taxes paid from shares withheld from employees related to net share settlements		1,473		1,473
Dividend equivalent rights on stock-based awards not paid in cash		151		151
Deduct:				
Dividends on Common Shares			38,300	38,300
Dividend equivalent rights on stock-based awards not paid in cash			151	151
Balances at December 31, 2021	170	356,530	259,156	615,686
Add:				
Net income			53,770	53,770
Stock-based compensation, net of taxes paid from shares withheld from employees related to net share settlements		1,450		1,450
Dividend equivalent rights on stock-based awards not paid in cash		143		143
Deduct:				
Dividends on Common Shares			27,000	27,000
Dividend equivalent rights on stock-based awards not paid in cash			143	143
Balances at December 31, 2022	170	$ 358,123	$ 285,783	$ 643,906

The accompanying notes are an integral part of these financial statements.

GOLDEN STATE WATER COMPANY
STATEMENTS OF CASH FLOWS

(in thousands)	For the years ended December 31,		
	2022	2021	2020
Cash Flows From Operating Activities:			
Net income	$ 53,770	$ 69,215	$ 64,971
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	35,072	33,643	32,477
Provision for doubtful accounts	1,018	1,018	1,018
Deferred income taxes and investment tax credits	855	2,308	1,181
Stock-based compensation expense	2,269	2,313	2,349
Gain on sale of assets	—	(409)	—
Loss (gain) on investments held in a trust	5,177	(4,287)	(3,024)
Other — net	9	200	(576)
Changes in assets and liabilities:			
Accounts receivable — customers	6,263	(4,287)	(12,126)
Unbilled revenue — receivable	5,519	(1,195)	(1,693)
Other accounts receivable	931	592	(1,364)
Materials and supplies	(736)	(1,725)	(2,166)
Prepayments and other assets	2,125	1,860	1,124
Regulatory assets/liabilities	(12,704)	(2,854)	13,278
Accounts payable	7,671	(10)	1,810
Intercompany receivable/payable	(805)	1,479	(1,911)
Income taxes receivable/payable from/to Parent	(4,664)	(1,640)	12,339
Accrued pension and other post-retirement benefits	(3,228)	2,908	1,390
Other liabilities	(4,034)	1,165	1,260
Net cash provided	94,508	100,294	110,337
Cash Flows From Investing Activities:			
Capital expenditures	(146,730)	(123,526)	(116,409)
Note receivable from AWR parent	—	(26,000)	(6,000)
Receipt of payment of note receivable from AWR parent	—	26,000	6,000
Proceeds from sale of assets	—	409	—
Other investments	(1,001)	(1,142)	(1,275)
Net cash used	(147,731)	(124,259)	(117,684)
Cash Flows From Financing Activities:			
Proceeds from issuance of Common Shares to Parent	—	—	60,000
Receipt of advances for and contributions in aid of construction	6,901	12,397	9,338
Refunds on advances for construction	(5,321)	(4,666)	(3,729)
Repayments of long-term debt	(377)	(28,356)	(336)
Proceeds from the issuance of long-term debt, net of issuance costs	—	—	159,413
Net change in intercompany borrowings	80,000	49,000	(158,000)
Dividends paid	(27,000)	(38,300)	(22,500)
Other	(1,135)	(1,163)	(1,662)
Net cash provided (used)	53,068	(11,088)	42,524
Net change in cash and cash equivalents	(155)	(35,053)	35,177
Cash and cash equivalents, beginning of year	525	35,578	401
Cash and cash equivalents, end of year	$ 370	$ 525	$ 35,578

The accompanying notes are an integral part of these financial statements.

Note 1 — Summary of Significant Accounting Policies

Nature of Operations: American States Water Company ("AWR") is the parent company of Golden State Water Company ("GSWC"), Bear Valley Electric Service Inc. ("BVESI"), and American States Utility Services, Inc. ("ASUS") (and its wholly owned subsidiaries, Fort Bliss Water Services Company ("FBWS"), Terrapin Utility Services, Inc. ("TUS"), Old Dominion Utility Services, Inc. ("ODUS"), Palmetto State Utility Services, Inc. ("PSUS"), Old North Utility Services, Inc. ("ONUS"), Emerald Coast Utility Services, Inc. ("ECUS"), and Fort Riley Utility Services, Inc. ("FRUS")). AWR and its subsidiaries may be collectively referred to as "Registrant" or "the Company." The subsidiaries of ASUS are collectively referred to as the "Military Utility Privatization Subsidiaries." On July 1, 2020, GSWC completed the transfer of the electric utility assets and liabilities from its electric division to BVESI, a separate legal entity and wholly owned subsidiary of AWR (Note 20). This reorganization did not result in any substantive changes to AWR's operations and business segments. AWR, through its wholly owned subsidiaries, serves over one million people in nine states.

GSWC and BVESI are both California public utilities, with GSWC engaged in the purchase, production, distribution and sale of water throughout California serving approximately 263,000 customers, while BVESI distributes electricity in several San Bernardino County mountain communities in California serving approximately 24,700 customers. The California Public Utilities Commission ("CPUC") regulates GSWC's and BVESI's businesses in matters including properties, rates, services, facilities, and transactions between GSWC, BVESI, and their affiliates.

ASUS, through its Military Utility Privatization Subsidiaries, operates, maintains and performs construction activities (including renewal and replacement capital work) on water and/or wastewater systems at various U.S. military bases pursuant to an initial 50-year firm fixed-price contract with the U.S. government. These contracts are subject to annual economic price adjustments and modifications for changes in circumstances, changes in laws and regulations and additions to the contract value for new construction of facilities at the military bases.

There is no direct regulatory oversight by the CPUC over AWR or the operations, rates or services provided by ASUS or the Military Utility Privatization Subsidiaries.

Basis of Presentation: The consolidated financial statements and notes thereto are presented in a combined report filed by two separate Registrants: AWR and GSWC. References in this report to "Registrant" are to AWR and GSWC, collectively, unless otherwise specified. AWR owns all of the outstanding Common Shares of GSWC, BVESI and ASUS. ASUS owns all of the outstanding common shares of the Military Utility Privatization Subsidiaries. The consolidated financial statements of AWR include the accounts of AWR and its subsidiaries. These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. Intercompany transactions and balances have been eliminated in the AWR consolidated financial statements.

Related-Party and Intercompany Transactions: As discussed in Note 9, AWR borrows under a credit facility and provides funds to GSWC and ASUS in support of their operations through intercompany borrowing agreements. The interest rate charged to GSWC and ASUS is sufficient to cover AWR's interest expense under the credit facility. AWR's credit agreement expires in May 2023 and all intercompany borrowing agreements will expire concurrent with the expiration of AWR's credit facility. AWR intends to execute new intercompany borrowing agreements with its subsidiaries consistent with a new credit facility. As of December 31, 2022, GSWC had $129.0 million outstanding under its intercompany borrowing arrangement with AWR. The intercompany borrowing agreement with AWR is considered a short-term debt arrangement by the CPUC and GSWC has been authorized by the CPUC to borrow under this arrangement for a term of up to 24 months. Borrowings under this arrangement are, therefore, required to be fully paid off within a 24-month period. On January 31, 2023, GSWC used the proceeds from the issuance of equity to AWR (Note 7) and from the issuance of long-term debt (Note 10) to pay-off all of its intercompany borrowing from AWR. Accordingly, the $129.0 million outstanding has been refinanced in January 2023 on a long-term basis and is, therefore, classified as a non-current liability under "Other Credits" in GSWC's Balance Sheet as of December 31, 2022.

 Furthermore, GSWC, BVESI and ASUS provide and/or receive various support services to and from their parent, AWR, and among themselves. GSWC also allocates certain corporate office administrative and general costs to its affiliates BVESI and ASUS using allocation factors approved by the CPUC. During the years ended December 31, 2022, 2021 and 2020, GSWC allocated to ASUS approximately $5.2 million, $5.3 million and $4.9 million, respectively, of corporate office administrative and general costs. During the years ended December 31, 2022, 2021 and 2020, GSWC allocated corporate office administrative and general costs to BVESI of approximately $2.7 million, $2.8 million and $1.3 million, respectively. BVESI assumed operations of the electric segment on July 1, 2020.

COVID-19 Impact: GSWC, BVESI and ASUS have continued their operations throughout the COVID-19 pandemic given that their water, wastewater and electric utility services are deemed essential. AWR and its subsidiaries continue to monitor the guidance provided by federal, state, and local health authorities and other government officials. While continuing to monitor transmission rates and other variables, employees have returned to company offices. Thus far, the COVID-19 pandemic has not had a material impact on ASUS's current operations.

In response to orders issued by the CPUC and the governor of California, GSWC and BVESI suspended service disconnections for nonpayment. However, pursuant to the CPUC's July 15, 2021 decision in the Second Phase of the Low-Income Affordability Rulemaking discussed previously, the moratorium on water-service disconnections due to non-payment of past-due amounts billed to residential customers expired on February 1, 2022. The CPUC's moratoriums on service disconnections for nonpayment for water and electric customers have ended and as a result, disconnections for delinquent residential customers resumed in June 2022. However, water service cannot be disconnected so long as customers make timely payments on current bills and are provided and adhere to payment plans to pay down past-due bills resulting from the pandemic. In addition, electric-service disconnections for non-payment can only be done after taking into account certain conditions such as average daily temperatures, and residential disconnections are capped on an annual basis at 2.5% of the total residential customers during the previous calendar year.

Beginning in 2020, the pandemic and its lingering effects caused volatility in financial markets resulting in fluctuations in the fair value of plan assets in GSWC's pension and other retirement plans. In addition, the economic impact of the pandemic has also significantly increased the amount of delinquent customer accounts receivable throughout the pandemic, resulting in both GSWC and BVESI increasing their allowance for doubtful accounts. The CPUC has authorized GSWC and BVESI to track incremental costs, including bad debt expense, in excess of what is included in their respective revenue requirements incurred as a result of the pandemic in COVID-19 emergency-related memorandum accounts, which GSWC and BVESI intend to file with the CPUC for future recovery.

On July 12, 2021, the governor of California approved SB-129 Budget Act of 2021, in which nearly $1 billion in relief funding for overdue water customer bills, and nearly $1 billion in relief funding for overdue electric customer bills were included. The water customer relief funding is being managed by the State Water Resources Control Board ("SWRCB") through the California Water and Wastewater Arrearage Payment Program to provide assistance to customers for their water debt accrued during the COVID-19 pandemic by remitting federal funds that the state received from the American Rescue Plan Act of 2021 to the utility on behalf of eligible customers.

In January 2022, GSWC received $9.5 million in COVID relief funds through the California Water and Wastewater Arrearage Payment Program to provide assistance to customers for their water debt accrued during the COVID-19 pandemic by remitting federal funds that the state received from the American Rescue Plan Act of 2021 to the utility on behalf of eligible customers. GSWC applied these funds to its delinquent customers' eligible balances. In February and December 2022, BVESI received $321,000 and $152,000, respectively, from the state of California for similar customer relief funding for unpaid electric customer bills incurred during the pandemic. The CPUC requires that amounts tracked in GSWC's and BVESI's COVID-19 memorandum accounts for unpaid customer bills be first offset by any (i) federal and state relief for water or electric utility bill debt, and (ii) customer payments through payment plan arrangements, prior to receiving recovery from customers at large. After these offsets are made, GSWC will file with the CPUC for recovery of the remaining balance. BVESI intends to include the remaining balance in its COVID-19 emergency related memorandum account for recovery once all alternative sources of funding have been exhausted and credited to eligible customer accounts.

During the first half of 2022, GSWC and BVESI continued to experience delinquent customer accounts receivable due to the lingering effects of the COVID-19 pandemic. As of December 31, 2022, GSWC and BVESI had approximately $3.5 million and $497,000, respectively, in regulatory asset accounts related to bad debt expense in excess of their revenue requirements, the purchase of personal protective equipment, additional incurred printing costs, and other incremental COVID-19-related costs. Emergency-type memorandum accounts are well-established cost recovery mechanisms authorized as a result of a state/federal declared emergency, and are therefore recognized as regulatory assets for future recovery. As a result, the amounts recorded in the COVID-19 emergency-related memorandum accounts have not impacted GSWC's or BVESI's earnings.

ASUS has experienced some delays in receiving contract modifications from the U.S. government for additional construction projects due to government staffing shortages resulting from the COVID-19 pandemic but this has not had a material impact on its current operations.

Utility Accounting: Registrant's accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP"), including the accounting principles for rate-regulated enterprises, which reflect the ratemaking policies of the CPUC and, to the extent applicable, the Federal Energy Regulatory Commission. GSWC and BVESI have incurred various costs and received various credits reflected as regulatory assets and liabilities. Accounting for such costs and credits as regulatory assets and liabilities is in accordance with the guidance for accounting for the effects of certain types of regulation. This guidance sets forth the application of GAAP for those companies whose rates are established by or are subject to approval by an independent third-party regulator.

Under such accounting guidance, rate-regulated entities defer costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that those costs and credits will be recognized in the ratemaking process in a period different from the period in which they would have been reflected in income by an unregulated company. These regulatory assets and liabilities are then recognized in the income statement in the period in which the same amounts are reflected in the rates charged for service. The amounts included as regulatory assets and liabilities that will be collected or refunded over a period exceeding one year are classified as long-term assets and liabilities as of December 31, 2022 and 2021.

Property and Depreciation: Registrant's property consists primarily of regulated utility plant at GSWC and BVESI. GSWC and BVESI capitalize, as utility plant, the cost of construction and the cost of additions, betterments and replacements of retired units of property. Such costs includes labor, material and certain indirect charges. Water systems acquired are recorded at estimated original cost of utility plant when first devoted to utility service and the applicable depreciation is recorded to accumulated depreciation. The difference between the estimated original cost, less accumulated depreciation, and the purchase price, if recognized by the CPUC, is recorded as an acquisition adjustment within utility plant.

Depreciation for the regulated utilities is computed on the straight-line, remaining-life basis, group method, in accordance with the applicable ratemaking process. The provision for depreciation expressed as a percentage of the aggregate depreciable asset balances for regulated utilities was 2.2% for each of the years 2022, 2021 and 2020. Depreciation expense for regulated utilities, excluding amortization expense and depreciation on transportation equipment, totaled $37.3 million, $35.5 million and $32.9 million for the years ended December 31, 2022, 2021 and 2020, respectively. Depreciation computed on regulated utilities' transportation equipment is recorded in other operating expenses and totaled $382,000, $379,000 and $353,000 for the years 2022, 2021 and 2020, respectively. Expenditures for maintenance and repairs are expensed as incurred. Retired property costs, including costs of removal, are charged to the accumulated provision for depreciation.

Estimated useful lives of regulated utilities' utility plant, as authorized by the CPUC, are as follows:

Source of water supply	30 years to 50 years
Pumping	25 years to 40 years
Water treatment	20 years to 35 years
Transmission and distribution	25 years to 55 years
Generation	40 years
Other plant	7 years to 40 years

Non-regulated property consists primarily of equipment utilized by ASUS and its subsidiaries for its operations. This property is stated at cost, net of accumulated depreciation, which is calculated using the straight-line method over the useful lives of the assets.

Asset Retirement Obligations: GSWC has a legal obligation for the retirement of its wells, which by law need to be properly capped at the time of removal. As such, GSWC incurs asset retirement obligations. GSWC records the fair value of a liability for these asset retirement obligations in the period in which they are incurred. When the liability is initially recorded, GSWC capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, GSWC either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Retirement costs have historically been recovered through rates subsequent to the retirement costs being incurred. Accordingly, recoverability of GSWC's asset retirement obligations are reflected as a regulatory asset. GSWC also reflects the loss or gain at settlement as a regulatory asset or liability on the balance sheet.

With regards to removal costs associated with certain other long-lived assets, such as water mains, distribution and transmission assets, asset retirement obligations have not been recognized as GSWC believes there is no legal obligation to do so. There are no CPUC rules or regulations that require GSWC to remove any of its other long-lived assets. In addition, GSWC's water pipelines are not subject to regulation by any federal regulatory agency. GSWC has franchise agreements with various municipalities in order to use the public right of way for utility purposes (i.e., operate water distribution and transmission assets), and if certain events occur in the future, GSWC could be required to remove or relocate certain of its pipelines. However, it is not possible to estimate an asset retirement amount since the timing and the amount of assets that may be required to be removed, if any, is not known.

Amounts recorded for asset retirement obligations are subject to various assumptions and determinations, such as determining whether a legal obligation exists to remove assets, estimating the fair value of the costs of removal, when final removal will occur and the credit-adjusted risk-free interest rates to be utilized on discounting future liabilities. Changes that may arise over time with regard to these assumptions will change amounts recorded in the future. Revisions in estimates for timing or estimated cash flows are recognized as changes in the carrying amount of the liability and the related capitalized asset. The estimated fair value of the costs of removal was based on third-party costs.

Impairment of Long-Lived Assets: Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable in accordance with accounting guidance for impairment or disposal of long-lived assets. Registrant would recognize an impairment loss on its regulated assets only if the carrying value amount of a long-lived asset is not recoverable from customer rates authorized by the CPUC. Impairment loss is measured as the excess of the carrying value over the amounts recovered in customer rates. For the years ended December 31, 2022, 2021 and 2020, no impairment loss was incurred.

Goodwill: At December 31, 2022 and 2021, AWR had approximately $1.1 million of goodwill. The $1.1 million goodwill arose from ASUS's acquisition of a subcontractor's business at some of the Military Utility Privatization Subsidiaries. In accordance with the accounting guidance for testing goodwill, AWR annually assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For 2022 and 2021, AWR's assessment of qualitative factors did not indicate that an impairment had occurred for goodwill at ASUS.

Cash and Cash Equivalents: Cash and cash equivalents include short-term cash investments with an original maturity of three months or less. At times, cash and cash equivalent balances may be in excess of federally insured limits. Cash and cash equivalents are held with financial institutions with high credit standings.

Accounts Receivable: Accounts receivable is reported on the balance sheet net of any allowance for doubtful accounts. The allowance for doubtful accounts is Registrant's best estimate of the amount of probable credit losses in Registrant's existing accounts receivable from its water and electric customers, and is determined based on expected losses rather than incurred losses. Registrant reviews the allowance for doubtful accounts quarterly. Account balances are written off against the allowance when it is probable the receivable will not be recovered. When utility customers request extended payment terms, credit is extended based on regulatory guidelines, and collateral is not required.

Receivables from the U.S. government include amounts due under contracts with the U.S. government to operate and maintain, and/or provide construction services for the water and/or wastewater systems at military bases. Other accounts receivable consist primarily of amounts due from third parties (non-utility customers) for various reasons, including amounts due from contractors, amounts due under settlement agreements and amounts due from other third-party prime government contractors pursuant to agreements for construction of water and/or wastewater facilities for such third-party prime contractors. The allowance for these other accounts receivable is based on Registrant's evaluation of the receivable portfolio under current conditions and a review of specific problems and such other factors that, in Registrant's judgment, should be considered in estimating losses. Allowances for doubtful accounts are disclosed in Note 18.

Materials and Supplies: Materials and supplies are stated at the lower of cost or net realizable value. Cost is computed using weighted average cost. Major classes of materials include pipe, meters, hydrants and valves.

Interest: Interest incurred during the construction of capital assets has generally not been capitalized for financial reporting purposes as such policy is not followed in the ratemaking process. Interest expense is generally recovered through the regulatory process. At times, the CPUC has authorized certain capital projects to be filed for revenue recovery with advice letters when those projects are completed. During the time that such projects are under development and construction, GSWC or BVESI may accrue an allowance for funds used during construction ("AFUDC") on the incurred expenditures to offset the cost of financing project construction. For the year ended December 31, 2022, 2021 and 2020, BVESI recorded $106,000, $216,000 and $200,000, respectively in AFUDC.

Debt Issuance Costs and Redemption Premiums: Original debt issuance costs are deducted from the carrying value of the associated debt liability and amortized over the lives of the respective issuances. Premiums paid on the early redemption of debt are deferred as regulatory assets and amortized over the period that GSWC and BVESI recovers such costs in rates, which is generally over the term of the new debt issued to finance early debt redemption. At December 31, 2022 and 2021, Registrant's long-term debt have been issued by GSWC and BVESI.

Advances for Construction and Contributions in Aid of Construction: Advances for construction represent amounts advanced by developers for the cost to construct water system facilities in order to extend water service to their properties. Advances are refundable in equal annual installments, generally over 40 years. In certain instances, GSWC makes refunds on these advances over a specific period of time based on operating revenues related to the main or as new customers are connected to receive service from the main. Contributions in aid of construction are similar to advances but require no refunding. Generally, GSWC and BVESI depreciate contributed property and amortize contributions in aid of construction at the composite rate of the related property. Utility plant funded by advances and contributions is excluded from rate base.

Fair Value of Financial Instruments: For cash and cash equivalents, accounts receivable, accounts payable and short-term debt, the carrying amount is assumed to approximate fair value due to the short-term nature of the amounts. The table below estimates the fair value of long-term debt held by AWR and GSWC, respectively. At December 31, 2022, the outstanding long-term debt held by AWR includes $35.0 million of new debt issued in April 2022 by BVESI and debt held by GSWC. As of December 31, 2021, all outstanding long-term debt was held by GSWC. Rates available to AWR and GSWC at December 31, 2022 and 2021 for debt with similar terms and remaining maturities were used to estimate fair value for long-term debt. Changes in the assumptions will produce differing results.

	2022		2021	
(dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt—AWR (1)	$ 450,373	$ 424,151	$ 415,788	$ 490,852

	2022		2021	
(dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt—GSWC (1)	$ 415,373	$ 391,198	$ 415,788	$ 490,852

(1) Excludes debt issuance costs and redemption premiums.

The accounting guidance for fair value measurements applies to all financial assets and financial liabilities that are being measured and reported on a fair value basis. Under the accounting guidance, Registrant makes fair value measurements on its publicly issued notes, private placement notes and other long-term debt using current U.S. corporate bond yields for similar debt instruments. Under the fair value guidance, these are classified as Level 2, which consists of quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

The following table sets forth by level, within the fair value hierarchy, Registrant's long-term debt measured at fair value as of December 31, 2022:

(dollars in thousands)	Level 1	Level 2	Level 3	Total
Long-term debt—AWR	—	$ 424,151	—	$ 424,151
(dollars in thousands)	Level 1	Level 2	Level 3	Total
Long-term debt—GSWC	—	$ 391,198	—	$ 391,198

Stock-Based Awards: AWR has issued stock-based awards to its employees under stock incentive plans. AWR has also issued stock-based awards to its Board of Directors under non-employee directors stock plans. Registrant applies the provisions in the accounting guidance for share-based payments in accounting for all of its stock-based awards. See Note 13 for further discussion.

Recently Issued Accounting Pronouncements:

Accounting Pronouncements Adopted in 2022

In November 2021, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2021-10 *Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance*. The amendments in this update require disclosures about transactions with a government such as government grants or assistance. The amendments were effective for all applicable entities for financial statements issued for annual periods beginning after December 15, 2021. This guidance update did not have a material impact on Registrant's financial statement disclosures.

Note 2 — Revenues

Most of Registrant's revenues are accounted for under the revenue recognition accounting standard, *"Revenue from Contracts with Customers - (Topic 606)."*

GSWC and BVESI provide utility services to customers as specified by the CPUC. The transaction prices for water and electric revenues are based on tariff rates authorized by the CPUC, which include both quantity-based and flat-rate charges. Tariff revenues represent the adopted revenue requirement authorized by the CPUC intended to provide GSWC and BVESI with an opportunity to recover its costs and earn a reasonable return on its net capital investment. The annual revenue requirements are comprised of supply costs, operation and maintenance costs, administrative and general costs, depreciation and taxes in amounts authorized by the CPUC, and a return on rate base consistent with the capital structure authorized by the CPUC.

Water and electric revenues are recognized over time as customers simultaneously receive and use the utility services provided. Water and electric revenues include amounts billed to customers on a cyclical basis, nearly all of which are based on meter readings for services provided. Customer bills also include surcharges for cost-recovery activities, which represent CPUC-authorized balancing and memorandum accounts that allow for the recovery of previously incurred operating costs. Revenues from these surcharges do not impact earnings as they are offset by corresponding increases in operating expenses to reflect the recovery of the associated costs. Customer payment terms are approximately 20 business days from the billing date. Unbilled revenues are amounts estimated to be billed for usage since the last meter-reading date to the end of the accounting period. The most recent customer billed usage forms the basis for estimating unbilled revenue.

GSWC and BVESI bill certain sales and use taxes levied by state or local governments to its customers. Included in these sales and use taxes are franchise fees, which are paid to various municipalities and counties (based on their ordinances) in order to use public rights of way for utility purposes. GSWC and BVESI bill these franchise fees to its customers based on a CPUC-authorized rate for each ratemaking area as applicable. These franchise fees, which are required to be paid regardless of GSWC's or BVESI's ability to collect them from its customers, are accounted for on a gross basis. Franchise fees billed to customers and recorded as operating revenue were approximately $4.0 million, $4.2 million and $3.8 million for the years ended December 31, 2022, 2021 and 2020, respectively. When GSWC or BVESI acts as an agent, where the tax is not required to be remitted if it is not collected from customers, the tax is accounted for on a net basis.

As currently authorized by the CPUC, GSWC and BVESI record in revenues the difference between the adopted level of volumetric revenues as authorized by the CPUC for metered accounts (volumetric revenues) and the actual volumetric revenues recovered in customer rates. For GSWC, the difference is tracked under the Water Revenue Adjustment Mechanism ("WRAM") regulatory accounts, and for BVESI the difference is tracked in the Base Revenue Requirement Adjustment Mechanism ("BRRAM") regulatory account. If this difference results in an under-collection of revenues, additional revenue is recorded only to the extent that the difference is expected to be collected within 24 months following the end of the year in which they are recorded in accordance with Accounting Standards Codification ("ASC") Topic 980, *Regulated Operations*.

ASUS's initial 50-year firm fixed-price contract and additional firm fixed-price contracts, together referred to as ("50-year contract") with the U.S. government are considered service concession arrangements under ASC 853 *Service Concession Arrangements*. Accordingly, the services under these contracts are accounted for under Topic 606 *Revenue from Contracts with Customers* and the water and/or wastewater systems are not recorded as Property, Plant and Equipment on Registrant's balance sheet. For ASUS, performance obligations consist of (i) performing ongoing operation and maintenance of the water and/or wastewater systems and treatment plants for each military base served, and (ii) performing construction activities (including renewal and replacement capital work) on each military base served. The transaction price for each performance obligation is either delineated in, or initially derived from, the applicable 50-year contract and/or any subsequent contract modifications. Depending on the state in which operations are conducted, the Military Utility Privatization Subsidiaries are also subject to certain state non-income tax assessments, which are accounted for on a gross basis and have been immaterial to date.

The ongoing performance of operation and maintenance of the water and/or wastewater systems and treatment plants is viewed as a single performance obligation for each 50-year contract with the U.S. government. Registrant recognizes revenue for operations and maintenance fees monthly using the "right to invoice" practical expedient under ASC Topic 606. ASUS has a right to consideration from the U.S. government in an amount that corresponds directly to the value to the U.S. government of ASUS's performance completed to-date. The contractual operations and maintenance fees are firm-fixed, and the level of effort or resources expended in the performance of the operations-and-maintenance-fees performance obligation is largely consistent over the 50-year term. Therefore, Registrant has determined that the monthly amounts invoiced for operations and maintenance performance are a fair reflection of the value transferred to the U.S. government. Invoices to the U.S. government for operations and maintenance service, as well as construction activities, are due upon receipt.

ASUS's construction activities consist of various projects to be performed. Each of these capital upgrade projects' transaction prices are delineated either in the 50-year contract or through a specific contract modification for each construction project, which includes the transaction price for that project. For renewal and replacement projects, the initial transaction price is based on the individual scope of work in accordance with contractual unit prices within the 50-year contract. Each construction project is viewed as a separate, single performance obligation. Therefore, it is generally unnecessary to allocate a construction transaction price to more than one construction performance obligation. Revenues for construction activities are recognized over time, with progress toward completion measured based on the input method using costs incurred relative to the total estimated costs (cost-to-cost method). Due to the nature of these construction projects, Registrant has determined the cost-to-cost input measurement to be the best method to measure progress towards satisfying its construction contract performance obligations, as compared to using an output measurement such as units produced. Changes in job performance, job site conditions, change orders and/or estimated profitability may result in revisions to costs and income for ASUS, and are recognized in the period in which any such revisions are determined. Pre-contract costs for ASUS, which consist of design and engineering labor costs, are deferred if recovery is probable, and are expensed as incurred if recovery is not probable. Deferred pre-contract costs have been immaterial to date.

Contracted services revenues recognized during the years ended December 31, 2022, 2021 and 2020 from performance obligations satisfied in previous periods were not material.

Although GSWC and BVESI have a diversified base of residential, commercial, industrial and other customers, revenues derived from residential and commercial customers account for nearly 90% of total water revenues, and 90% of total electric revenues. The vast majority of ASUS's revenues are from the U.S. government. For the years ended December 31, 2022, 2021, and 2020, disaggregated revenues from contracts with customers by segment are as follows:

(dollar in thousands)	For The Year Ended December 31, 2022	For The Year Ended December 31, 2021	For The Year Ended December 31, 2020
Water:			
Tariff-based revenues	$ 324,838	$ 345,562	$ 329,670
CPUC-approved surcharges (cost-recovery activities)	2,461	3,280	3,736
Other	2,351	2,227	2,100
Water revenues from contracts with customers	329,650	351,069	335,506
WRAM under/(over)-collection (alternative revenue program)	10,952	(3,957)	(4,869)
Total water revenues	340,602	347,112	330,637
Electric:			
Tariff-based revenues	39,750	37,124	35,283
CPUC-approved surcharges (cost-recovery activities)	144	310	686
Electric revenues from contracts with customers	39,894	37,434	35,969
BRRAM under-collection (alternative revenue program)	92	911	1,055
Total electric revenues	39,986	38,345	37,024
Contracted services:			
Water	68,626	71,210	74,898
Wastewater	42,314	42,186	45,684
Contracted services revenues from contracts with customers	110,940	113,396	120,582
Total revenues	$ 491,528	$ 498,853	$ 488,243

The opening and closing balances of the receivable from the U.S. government, contract assets and contract liabilities from contracts with customers, which related entirely to ASUS, are as follows:

(dollar in thousands)	December 31, 2022	December 31, 2021
Unbilled receivables	$ 10,125	$ 14,835
Receivable from the U.S. government	$ 85,456	$ 79,818
Contract assets	$ 14,982	$ 9,587
Contract liabilities	$ 903	$ 257

Unbilled receivables and Receivable from the U.S. government represent receivables where the right to payment is conditional only by the passage of time.

Contract Assets - Contract assets are assets of ASUS and consist of unbilled revenues recognized from work-in-progress construction projects, where the right to payment is conditional on something other than the passage of time. The classification of this asset as current or noncurrent is based on the timing of when ASUS expects to bill these amounts.

Contract Liabilities - Contract liabilities are liabilities of ASUS and consist of billings in excess of revenue recognized. The classification of this liability as current or noncurrent is based on the timing of when ASUS expects to recognize revenue. Revenues for the twelve months ended December 31, 2022, which were included in contract liabilities at the beginning of the period were not material.

As of December 31, 2022, AWR's aggregate remaining performance obligations, which are entirely for the contracted services segment, were $3.4 billion. AWR expects to recognize revenue on these remaining performance obligations over the remaining terms of each of the 50-year contracts, which range from 32 to 46 years. Each of the contracts with the U.S. government is subject to termination, in whole or in part, prior to the end of its 50-year term for the convenience of the U.S. government.

Note 3 — Regulatory Matters

In accordance with accounting principles for rate-regulated enterprises, GSWC and BVESI records regulatory assets, which represent probable future recovery of costs from customers through the ratemaking process, and regulatory liabilities, which represent probable future refunds that are to be credited to customers through the ratemaking process. At December 31, 2022, GSWC and BVESI had approximately $85.0 million of regulatory liabilities, net of regulatory assets, not accruing carrying costs. Of this amount, (i) $75.7 million of regulatory liabilities are excess deferred income taxes arising from the lower federal income tax rate under the Tax Cuts and Jobs Act enacted in December 2017 that are being refunded to customers (Note 11), (ii) $1.1 million of net regulatory liabilities relates to flow-through deferred income taxes including the gross-up portion on the deferred tax resulting from the excess deferred income tax regulatory liability (Note 11), (iii) $2.2 million of regulatory assets relates to the underfunded position in Registrant's pension and other post-retirement obligations (excluding the two-way pension balancing accounts), and (iv) $11.8 million regulatory liability related to a memorandum account authorized by the CPUC to track unrealized gains and losses on BVESI's purchase power contracts over the term of the contracts. The remainder relates to other items that do not provide for or incur carrying costs.

Regulatory assets represent costs incurred by GSWC and/or BVESI for which they have received or expect to receive rate recovery in the future. In determining the probability of costs being recognized in other periods, GSWC and BVESI consider regulatory rules and decisions, past practices, and other facts or circumstances that would indicate if recovery is probable. If the CPUC determines that a portion of either GSWC's or BVESI's assets are not recoverable in customer rates, the applicable utility must determine if it has suffered an asset impairment that requires it to write down the asset's value. Regulatory assets are offset against regulatory liabilities within each ratemaking area. Amounts expected to be collected or refunded in the next twelve months have been classified as current assets and current liabilities by ratemaking area.

Regulatory liabilities, less regulatory assets, included in the consolidated balance sheets are as follows:

	December 31,	
(dollars in thousands)	2022	2021
GSWC		
Water Revenue Adjustment Mechanism, net of the Modified Cost Balancing Account	$ 31,803	$ 13,326
Pensions and other post-retirement obligations (Note 12)	738	25,212
COVID-19 memorandum account	3,478	1,663
Other regulatory assets	19,226	16,949
Excess deferred income taxes (Note 11)	(71,870)	(73,000)
Flow-through taxes, net (Note 11)	(1,134)	(5,552)
Other regulatory liabilities	(8,815)	(2,680)
Total GSWC	$ (26,574)	$ (24,082)
BVESI		
Derivative instrument memorandum account (Note 5)	(11,847)	(4,441)
Wildfire mitigation and other fire prevention related costs memorandum accounts	13,007	8,557
Other regulatory assets	7,965	5,359
Other regulatory liabilities	(8,005)	(8,189)
Total AWR	$ (25,454)	$ (22,796)

Water General Rate Case:

In July 2020, GSWC filed a general rate case application for all of its water regions and its general office. This general rate case will determine new water rates for the years 2022–2024. In November 2021, GSWC and the Public Advocates Office at the CPUC ("Public Advocates") filed with the CPUC a joint motion to adopt a settlement agreement between GSWC and Public Advocates on this general rate case application. The settlement agreement, if approved, resolves all issues related to the 2022 annual revenue requirement in the general rate case application, with the exception of three unresolved issues. Due to the delay in finalizing the water general rate case, water revenues billed and recorded for the year ended December 31, 2022 were based on 2021 adopted rates, pending a final decision by the CPUC in this general rate case application. When approved, the new rates will be retroactive to January 1, 2022, and cumulative adjustments will be recorded upon receiving a decision by the CPUC that approves the settlement agreement. In January 2023, the CPUC issued a decision approving a second request for extension of the statutory deadline for a final decision in the water general rate case proceeding to April 7, 2023.

Cost of Capital Proceeding:

GSWC filed a cost of capital application in May 2021 currently pending CPUC approval. Hearings on this proceeding occurred in May 2022 and briefs were filed in June 2022. Based on management's analysis of this regulatory proceeding and associated accounting to date, for the year ended December 31, 2022, GSWC reduced revenues by $6.4 million and recorded a corresponding regulatory liability for revenues subject to refund based on its best estimate, which relates to the impact of GSWC's lower cost of debt requested in its application. However, at this time, management cannot predict the ultimate outcome of the cost of capital application and the associated impact on 2022 revenues. Changes in estimates will be made, if necessary, as more information in this proceeding becomes available.

Alternative-Revenue Programs:

GSWC records the difference between what it bills its water customers and that which is authorized by the CPUC using the Water Revenue Adjustment Mechanism ("WRAM") and the Modified Cost Balancing Account ("MCBA") accounts approved by the CPUC. The over- or under-collection of the WRAM is aggregated with the MCBA over- or under-collection for the corresponding ratemaking area and bears interest at the current 90-day commercial-paper rate. Surcharges and surcredits have been implemented for all pre-2022 WRAM/MCBA balances. During the year ended December 31, 2022, $4.4 million of pre-2022 WRAM/MCBA balances were recovered through surcharges.

During 2022, GSWC recorded an additional $22.8 million net under-collection in the WRAM/MCBA, based on 2021 authorized amounts, pending a final decision on the water general rate case. Once the CPUC issues a final decision on the general rate case, the WRAM and MCBA amounts recorded in 2022 will be updated to reflect the authorized 2022 amounts. The 2022 WRAM/MCBA balances represent under-collections in WRAM amounts due to a decrease in customer consumption as compared to adopted, as well as an under-collection of supply costs incurred and recorded in the MCBA due to a higher volume of purchased water as compared to adopted. As of December 31, 2022, GSWC had an aggregated regulatory asset of $31.8 million, which is comprised of a $17.2 million under-collection in the WRAM accounts and a $14.6 million under-collection in the MCBA accounts.

As required by the accounting guidance for alternative revenue programs, GSWC is required to collect its WRAM balances within 24 months following the end of the year in which an under-collection is recorded. As of December 31, 2022, there were no material WRAM under-collections that were estimated to be collected over more than 24 months.

Pensions and Other Post-retirement Obligations:

A regulatory asset has been recorded at December 31, 2022 and 2021 for the costs that would otherwise be charged to "other comprehensive income" within shareholders' equity for the underfunded status of Registrant's pension and other post-retirement benefit plans because the cost of these plans has historically been recovered through rates. As discussed in Note 12, as of December 31, 2022, Registrant's underfunded position for these plans that have been recorded as a regulatory asset totaled $2.2 million. Registrant expects this regulatory asset to be recovered through rates in future periods.

The CPUC has authorized GSWC and BVESI to each use two-way balancing accounts to track differences between the forecasted annual pension expenses adopted in their respective customer rates and the actual annual expense to be recorded in accordance with the accounting guidance for pension costs. The two-way balancing accounts bear interest at the current 90-day commercial paper rate. As of December 31, 2022, GSWC has a $1.5 million over-collection related to the general office and water regions, and BVESI has a $496,000 over-collection in its two-way balancing account.

COVID-19 Emergency Memorandum Accounts:

During the first half of 2022, GSWC and BVESI continued to experience delinquent customer accounts receivable due to the lingering effects of the COVID-19 pandemic, resulting in both GSWC and BVESI increasing their allowances for doubtful accounts since the end of 2021. The CPUC has authorized GSWC and BVESI to track incremental costs, including bad debt expense, in excess of what is included in their respective revenue requirements incurred as a result of the pandemic in COVID-19 emergency-related memorandum accounts, which GSWC and BVESI intend to file with the CPUC for future recovery.

As of December 31, 2022, GSWC and BVESI had approximately $3.5 million and $497,000, respectively, in regulatory asset accounts related to bad debt expense in excess of their revenue requirements, the purchase of personal protective equipment, additional incurred printing costs, and other incremental COVID-19-related costs. Emergency-related memorandum accounts are well-established cost recovery mechanisms authorized as a result of a state/federal declared emergency, and are therefore recognized as regulatory assets for future recovery. As a result, the amounts recorded in the COVID-19 emergency-related memorandum accounts have not impacted GSWC's or BVESI's earnings.

In January 2022, GSWC received $9.5 million in COVID relief funds through the California Water and Wastewater Arrearage Payment Program to provide assistance to customers for their water debt accrued during the COVID-19 pandemic by remitting federal funds that the state received from the American Rescue Plan Act of 2021 to the utility on behalf of eligible customers. GSWC applied these funds to its delinquent customers' eligible balances. During 2022, BVESI received a total of $473,000 from the state of California for similar customer relief funding for unpaid electric customer bills incurred during the pandemic.

The CPUC requires that amounts tracked in GSWC's and BVESI's COVID-19 memorandum accounts for unpaid customer bills be first offset by any (i) federal and state relief for water or electric utility bill debt, and (ii) customer payments through payment plan arrangements, prior to receiving recovery from customers at large. After these offsets are made, GSWC will file with the CPUC for recovery of the remaining balance. BVESI intends to include the remaining balance in its COVID-19 memorandum account for recovery once all alternative sources of funding have been exhausted and credited to eligible customer accounts.

The CPUC's moratoriums on service disconnections for nonpayment for water and electric customers have ended. As a result, service disconnections due to nonpayment have resumed with disconnections for delinquent residential customers having resumed in June 2022.

Other BVESI Regulatory Assets:

Wildfire Mitigation and Other Fire Prevention Related Costs Memorandum Accounts

The CPUC adopted regulations intended to enhance the fire safety of overhead electric power lines. Those regulations included increased minimum clearances around electric power lines. BVESI was authorized to track incremental costs incurred to implement the regulations in a fire hazard prevention memorandum account for the purpose of obtaining cost recovery in a future general rate case. In August 2019, the CPUC issued a final decision on the electric general rate case, which set new rates through the year 2022. Among other things, the decision authorized BVESI to record incremental costs related to vegetation management, such as costs for increased minimum clearances around electric power lines, in the CPUC-approved memorandum account for future recovery. As of December 31, 2022, BVESI has approximately $8.7 million in incremental vegetation management costs recorded as a regulatory asset, which has been included in its general rate case application filed with the CPUC in August 2022 for future recovery. The incremental costs related to vegetation management included in the memorandum account will be subject to review during the general rate case proceeding.

California legislation enacted in September 2018 requires all investor-owned electric utilities to submit an annual wildfire mitigation plan ("WMP") to the CPUC for approval. The WMP must include a utility's plans on constructing, maintaining and operating its electrical lines and equipment to minimize the risk of catastrophic wildfire. BVESI submitted an update to its WMP in May 2022 to OEIS for approval prior to going to the CPUC for ratification. In December 2022, OEIS issued a final decision of approval to BVESI for its 2022 WMP update and in February 2023, the CPUC ratified BVESI's current WMP.

Capital expenditures and other costs incurred as a result of the WMP are subject to CPUC audit. As a result, the CPUC's Wildfire Safety Division (now part of the California Natural Resources Agency effective July 1, 2021) engaged an independent accounting firm to conduct examinations of the expenses and capital investments identified in the 2019 and 2020 WMPs for each of the investor-owned electric utilities, including BVESI. As of December 31, 2022, BVESI has approximately $4.3 million related to expenses accumulated in its WMP memorandum accounts that have been recognized as regulatory assets for future recovery. In December 2021, the independent accounting firm issued its final examination report, which contains the auditors' results and recommendations. While the final report did not identify any findings of inappropriate costs included in the WMP memorandum accounts under review, the report suggested that the CPUC should evaluate whether some of the costs recorded in the WMP memorandum accounts are incremental to what is being recovered in customer rates in its general rate case proceeding. At this time, BVESI considers the auditor's examination complete and does not expect further developments.

All capital expenditures and other costs incurred through December 31, 2022 as a result of BVESI's WMPs are not currently in rates and have been filed for future recovery in BVESI's general rate case application. These costs will be subject to review during the general rate case proceeding and the CPUC may refer to the recommendations of the independent auditor's report at that time.

Other Regulatory Assets:

Other regulatory assets represent costs incurred by GSWC or BVESI for which they have received or expect to receive rate recovery in the future. Registrant believes that these regulatory assets are supported by regulatory rules and decisions, past practices, and other facts or circumstances that indicate recovery is probable. If the CPUC determines that a portion of either GSWC's or BVESI's assets are not recoverable in customer rates, the applicable entity must determine if it has suffered an asset impairment that requires it to write down the regulatory asset to the amount that is probable of recovery.

Note 4 — Utility Plant and Intangible Assets

The following table shows Registrant's utility plant (regulated utility plant and non-regulated utility property) by major asset class:

(dollars in thousands)	AWR December 31, 2022	AWR December 31, 2021	GSWC December 31, 2022	GSWC December 31, 2021
Water				
Land	$ 18,427	$ 18,207	$ 18,427	$ 18,207
Intangible assets	30,511	29,028	30,511	29,028
Source of water supply	109,918	98,244	109,918	98,244
Pumping	227,668	209,936	227,668	209,936
Water treatment	90,411	83,922	90,411	83,922
Transmission and distribution	1,431,437	1,356,649	1,431,437	1,356,649
Other	136,162	139,895	98,096	102,831
	2,044,534	1,935,881	2,006,468	1,898,817
Electric (Note 20)				
Transmission and distribution	105,499	90,491	—	—
Generation	12,583	12,583	—	—
Other (1)	15,733	13,398	—	—
	133,815	116,472	—	—
Less — accumulated depreciation	(606,231)	(594,264)	(530,925)	(522,672)
Construction work in progress	181,648	167,915	141,175	123,600
Net utility plant	$ 1,753,766	$ 1,626,004	$ 1,616,718	$ 1,499,745

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(1) Includes intangible assets of $1.2 million for the years ended December 31, 2022 and 2021 for studies performed in association with the electric segment.

As of December 31, 2022 and 2021, intangible assets consist of the following:

(dollars in thousands)	Weighted Average Amortization Period	AWR December 31, 2022	AWR December 31, 2021	GSWC December 31, 2022	GSWC December 31, 2021
Intangible assets:					
Conservation programs	3 years	$ 9,486	$ 9,486	$ 9,486	$ 9,486
Water and service rights (2)	30 years	8,695	8,695	8,124	8,124
Water planning studies	14 years	13,757	12,258	12,519	11,019
Total intangible assets		31,938	30,439	30,129	28,629
Less — accumulated amortization		(26,811)	(26,401)	(25,374)	(25,109)
Intangible assets, net of amortization		$ 5,127	$ 4,038	$ 4,755	$ 3,520
Intangible assets not subject to amortization (3)		$ 383	$ 400	$ 382	$ 399

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(2) Includes intangible assets of $571,000 for contracted services included in "Other Property and Investments" on the consolidated balance sheets as of December 31, 2022 and 2021.

(3) The intangible assets not subject to amortization primarily consist of organization and consent fees.

For the years ended December 31, 2022, 2021 and 2020, amortization of intangible assets was $641,000, $700,000 and $654,000, respectively, for both AWR and GSWC.

Estimated future consolidated amortization expense related to intangible assets are as follows (in thousands):

	Amortization Expense
2023	$ 641
2024	641
2025	641
2026	641
2027	641
Total	$ 3,205

Asset Retirement Obligations:

The following is a reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations, which are included in "Other Credits" on the balance sheets as of December 31, 2022 and 2021:

(dollars in thousands)	GSWC
Obligation at December 31, 2020	$ 9,320
Additional liabilities incurred	148
Liabilities settled	(120)
Accretion	369
Obligation at December 31, 2021	$ 9,717
Accretion	386
Obligation at December 31, 2022	$ 10,103

Note 5 — Derivative Instruments

BVESI has purchased power under long-term contracts at a fixed cost over three and five-year terms depending on the amount of power and period during which the power is purchased under the contracts. These long-term contracts are subject to the accounting guidance for derivatives and require mark-to-market derivative accounting. Among other things, the CPUC authorized BVESI to establish a regulatory asset and liability memorandum account to offset the mark-to-market entries required by the accounting guidance. Accordingly, all unrealized gains and losses generated from these purchased power contracts are deferred on a monthly basis into a non-interest bearing regulatory memorandum account that tracks the changes in fair value of the derivative throughout the term of the contract. As a result, these unrealized gains and losses do not impact Registrant's earnings. As of December 31, 2022, there was an $11.8 million derivative asset with a corresponding regulatory liability in the derivative instrument memorandum account for the purchased power contract as a result of the fixed prices being lower than the futures energy prices. The notional volume of derivatives remaining under these long-term contracts as of December 31, 2022 was approximately 216,471 megawatt hours.

The accounting guidance for fair value measurements establishes a framework for measuring fair value and requires fair value measurements to be classified and disclosed in one of three levels. Registrant's valuation model utilizes various inputs that include quoted market prices for energy over the duration of the contracts. The market prices used to determine the fair value for these derivative instruments were estimated based on independent sources such as broker quotes and publications that are not observable in or corroborated by the market. When such inputs have a significant impact on the measurement of fair value, the instrument is categorized as Level 3. Accordingly, the valuation of the derivatives on Registrant's purchased power contracts have been classified as Level 3 for all periods presented.

The change in fair value was due to the change in market energy prices for the years 2022 and 2021. The following table presents changes in the fair value of the Level 3 derivatives for the years 2022 and 2021:

(dollars in thousands)	2022	2021
Fair value at beginning of the period	$ 4,441	$ (1,537)
Unrealized gain on purchased power contracts	7,406	5,978
Fair value at end of the period	$ 11,847	$ 4,441

Note 6 — Military Privatization

Each of the Military Utility Privatization Subsidiaries have entered into a service contract(s) with the U.S. government to operate and maintain, as well as perform construction activities to renew and replace, the water and/or wastewater systems at a military base or bases. The amounts charged for these services are based upon the terms of the 50-year contract between the Military Utility Privatization Subsidiaries and the U.S. government. Under the terms of each of these agreements, the Military Utility Privatization Subsidiaries agree to operate and maintain the water and/or wastewater systems for: (i) a monthly net fixed-price for operation and maintenance, and (ii) an amount to cover renewal and replacement capital work. In addition, these contracts may also include firm, fixed-priced initial capital upgrade projects to upgrade the existing infrastructure. Contract modifications are also issued for other necessary capital upgrades to the existing infrastructure approved by the U.S. government.

Under the terms of each of these contracts, prices are subject to an economic price adjustment ("EPA") provision, on an annual basis. Prices may also be equitably adjusted for changes in law and other circumstances. ASUS is permitted to file, and has filed, requests for equitable adjustment. Each of the contracts may be subject to termination, in whole or in part, prior to the end of the 50-year term for convenience of the U.S. government or as a result of default or nonperformance by a Military Utility Privatization Subsidiary.

ASUS has experienced delays in receiving EPAs as provided for under its 50-year contracts. Because of the delays, EPAs, when finally approved, are retroactive. During 2022, the U.S. government approved EPAs at eight of the bases served. In some cases, these EPAs included retroactive operation and maintenance management fees for prior periods. For the years ended December 31, 2022, 2021 and 2020, retroactive operation and maintenance management fees related to prior periods were immaterial.

Note 7 — Earnings Per Share and Capital Stock

In accordance with the accounting guidance for participating securities and earnings per share ("EPS"), Registrant uses the "two-class" method of computing EPS. The "two-class" method is an earnings allocation formula that determines EPS for each class of common stock and participating security. AWR has participating securities related to restricted stock units that earn dividend equivalents on an equal basis with AWR's Common Shares that have been issued under AWR's 2016 employee plans and the 2003 and 2013 directors' plans. In applying the "two-class" method, undistributed earnings are allocated to both common shares and participating securities.

The following is a reconciliation of Registrant's net income and weighted average Common Shares outstanding for calculating basic net income per share:

Basic:	**For The Years Ended December 31,**		
(in thousands, except per share amounts)	**2022**	**2021**	**2020**
Net income	$ 78,396	$ 94,347	$ 86,425
Less: (a) Distributed earnings to common shareholders	56,356	51,689	47,206
Distributed earnings to participating securities	142	134	158
Undistributed earnings	21,898	42,524	39,061
(b) Undistributed earnings allocated to common shareholders	21,843	42,414	38,930
Undistributed earnings allocated to participating securities	55	110	131
Total income available to common shareholders, basic (a)+(b)	$ 78,199	$ 94,103	$ 86,136
Weighted average Common Shares outstanding, basic	36,955	36,921	36,880
Basic earnings per Common Share	$ 2.12	$ 2.55	$ 2.34

Diluted EPS is based upon the weighted average number of Common Shares, including both outstanding shares and shares potentially issuable in connection with restricted stock units granted under AWR's 2016 employee plans, and the 2003 and 2013 directors' plans, and net income. At December 31, 2022, there were also 96,988 restricted stock units outstanding, including performance shares awarded to officers of the Registrant.

The following is a reconciliation of Registrant's net income and weighted average Common Shares outstanding for calculating diluted net income per share:

Diluted:	For The Years Ended December 31,		
(in thousands, except per share amounts)	2022	2021	2020
Common shareholders earnings, basic	$ 78,199	$ 94,103	$ 86,136
Undistributed earnings for dilutive stock options and restricted stock units	55	110	131
Total common shareholders earnings, diluted	$ 78,254	$ 94,213	$ 86,267
Weighted average Common Shares outstanding, basic	36,955	36,921	36,880
Stock-based compensation (1)	84	89	115
Weighted average Common Shares outstanding, diluted	37,039	37,010	36,995
Diluted earnings per Common Share	$ 2.11	$ 2.55	$ 2.33

(1)   In applying the treasury stock method of reflecting the dilutive effect of outstanding stock-based compensation in the calculation of diluted EPS, 96,988 restricted stock units, including performance awards, at December 31, 2022 were deemed to be outstanding in accordance with accounting guidance on earnings per share.

During the years ended December 31, 2022, 2021 and 2020, AWR issued Common Shares totaling 25,956, 47,182 and 42,489, respectively, under AWR's employee stock incentive plans and the non-employee directors' plans. In addition, during the year 2020, AWR issued 1,800 Common Shares for approximately $30,000 as a result of the exercise of stock options. No shares were issued during 2022 and 2021 as a result of the exercise of stock options. During 2022, 2021 and 2020, there were no cash proceeds received by AWR as a result of the exercise of stock options that were distributed to any of AWR's subsidiaries. AWR has not issued any Common Shares during 2022, 2021 and 2020 under AWR's Common Share Purchase and Dividend Reinvestment Plan ("DRP") and the 401(k) Plan. Shares reserved for the 401(k) Plan are in relation to AWR's matching contributions and investment by participants. As of December 31, 2022, there were 1,055,948 and 387,300 Common Shares authorized for issuance directly by AWR but unissued under the DRP and the 401(k) Plan, respectively.

During 2020, GSWC issued five Common Shares to AWR for $60 million. The majority of the proceeds from these stock issuances were used by GSWC to pay down its intercompany borrowings from AWR. The CPUC requires GSWC to pay down all intercompany borrowings from AWR within a 24-month period. No shares were issued by GSWC during 2022 and 2021. However, in January 2023, the Board of Directors approved the issuance of one GSWC Common Share to AWR for $10.0 million. Proceeds from the stock issuance along with the issuance of long-term debt were used to pay down GSWC's intercompany borrowings owed to AWR.

During the years ended December 31, 2022, 2021 and 2020, AWR and GSWC made payments to taxing authorities on employees' behalf for shares withheld related to net share settlements. These payments are included in the stock-based compensation caption of the statements of equity. GSWC's outstanding common shares are owned entirely by its parent, AWR. To the extent GSWC does not reimburse AWR for stock-based compensation awarded under various stock compensation plans, such amounts increase the value of GSWC's common shareholder's equity.

Note 8 — Dividend Limitations

GSWC is prohibited from paying dividends if, after giving effect to the dividend, its total indebtedness to capitalization ratio (as defined) would be more than 0.6667-to-1. Dividends in the amount of $27.0 million, $38.3 million and $22.5 million were paid to AWR by GSWC during the years 2022, 2021 and 2020, respectively.

The ability of AWR, GSWC, BVESI and ASUS to pay dividends is also restricted by California law. Under California law, AWR, GSWC, BVESI and ASUS are each permitted to distribute dividends to its shareholders so long as the Board of Directors determines, in good faith, that either: (i) the value of the corporation's assets equals or exceeds the sum of its total liabilities immediately after the dividend, or (ii) its retained earnings equals or exceeds the amount of the distribution. Under the least restrictive of the California tests, approximately $709.5 million was available to pay dividends to AWR's shareholders at December 31, 2022. Approximately $643.9 million was available for GSWC to pay dividends to AWR at December 31, 2022.

Note 9 — Bank Debts

Registrant's bank debts consist of outstanding borrowings made under two separate credit facilities at AWR (parent) and BVESI.

AWR Credit Facility, Liquidity and Financing Plans:

AWR borrows under a credit facility and provides funds to GSWC and ASUS in support of their operations on terms that are similar to that of the credit facility. On April 22, 2022, AWR's credit facility was amended to increase the borrowing capacity from $200.0 million to $280.0 million. The amendment also changed the benchmark interest rate from the London Interbank Offered Rate ("LIBOR") to the Secured Overnight Financing Rate ("SOFR"). The change in benchmark rates has not had a material impact on its financing costs. AWR's credit agreement will expire in May 2023 and, therefore, the outstanding borrowings under the credit facility of $255.5 million as of December 31, 2022 have been classified as a current liability on AWR's Consolidated Balance Sheet, thus creating a negative working-capital condition for AWR of $245.2 million. As of March 1, 2023, AWR does not have sufficient liquidity or capital resources to repay its credit facility without extending its existing credit facility, entering into a new credit facility, or issuing new debt or equity.

Management plans to either renew and extend AWR's credit facility or to enter into a new credit facility prior to its expiration date, and is confident, given AWR's history in obtaining revolving credit facilities to meet its working-capital needs, that AWR will be able to do so with the needed borrowing capacities required to run its operations. In addition, AWR's plans included the issuance of long-term debt through GSWC during the fourth quarter of 2022, which it completed with the execution of a note purchase agreement in December 2022 for the issuance of unsecured private placement notes totaling $130.0 million. In January 2023, GSWC through a delayed-draw feature of its note purchase agreement, issued the unsecured private placement notes and used the proceeds to pay off the majority of its outstanding borrowings with AWR at that time. AWR then used the proceeds from GSWC to pay off $124.0 million of the outstanding borrowings under its credit facility thereby improving AWR's working-capital condition. Management believes that execution of its plan is probable based on Registrant's ability to generate consistent cash flows, its A+ credit ratings, its relationships with lenders, and its history of successfully raising debt necessary to fund its operations as recently evidenced by the issuance of long-term debt at GSWC. Accordingly, management has concluded that AWR will be able to satisfy its obligations, including those under its credit facility, for at least the next twelve months from the issuance date of these financial statements. However, AWR's ability to access the capital markets or to otherwise obtain sufficient financing may be affected by future conditions and, accordingly, no assurances can be made that AWR will be successful in implementing its plan.

Under AWR's credit facility, the aggregate effective amount that may be outstanding under letters of credit is $25.0 million. AWR has obtained letters of credit for AWR and GSWC, in the aggregate amount of $639,000 at fees of 0.65%. Letters of credit outstanding reduce the amount that may be borrowed under the revolving credit facility. AWR is not required to maintain any compensating balances. All of the letters of credit are issued pursuant to AWR's revolving credit facility.

Loans may be obtained under this credit facility at the option of AWR and bear interest at rates based on credit ratings and SOFR benchmark replacement rate margins. In June 2022, Standard and Poor's Global Ratings ("S&P") affirmed an A+ credit rating for both AWR and GSWC. S&P's debt ratings range from AAA (highest possible) to D (obligation is in default). In January 2023, Moody's Investors Service ("Moody's") affirmed its A2 rating with a stable outlook for GSWC.

BVESI Credit Facility:

BVESI has access to a separate $35.0 million revolving credit facility without a parent guaranty, which was amended in December 2021 to reduce the interest rate and fees, as well as extend the maturity date by a year to July 1, 2024. Borrowings made under this facility support the electric segment's operations and capital expenditures. As of December 31, 2022, there was $22.0 million outstanding borrowing under this credit facility. Under the terms of the credit agreement, BVESI has the option to increase the facility by an additional $15.0 million, subject to lender approval. Interest rates under this facility are currently based on LIBOR. Effective July 1, 2023, all new borrowings under the credit agreement will be based on SOFR. BVESI does not believe the change from LIBOR to a new benchmark rate will have a material impact on its financing costs. BVESI's revolving credit facility is considered a short-term debt arrangement by the CPUC. BVESI has been authorized by the CPUC to borrow under this credit facility for a term of up to 24 months. Borrowings under this credit facility are, therefore, required to be fully paid off within a 24-month period. BVESI's next pay-off period for its credit facility ends in September 2024.

Registrant's borrowing activities (excluding letters of credit) for the years ended December 31, 2022 and 2021 were as follows:

(in thousands, except percent)	December 31, 2022		December 31, 2021	
Balance Outstanding at December 31,	$	277,500	$	205,500
Interest Rate at December 31,		5.07% ~ 5.89%		0.78% ~ 1.61%
Average Amount Outstanding	$	226,556	$	165,167
Weighted Average Annual Interest Rate		2.55 %		1.05 %
Maximum Amount Outstanding	$	277,500	$	205,500

The AWR revolving credit facility contains restrictions on prepayments, disposition of property, mergers, liens and negative pledges, indebtedness and guaranty obligations, transactions with affiliates, minimum interest coverage requirements, a maximum debt to capitalization ratio and a minimum debt rating. Pursuant to the credit agreement, AWR must maintain a minimum interest coverage ratio of 3.25 times interest expense, a maximum total funded debt ratio of 0.65 to 1.00 and a minimum Moody's Investor Service or S&P debt rating of Baa3 or BBB-, respectively. As of December 31, 2022, 2021 and 2020, AWR was in compliance with these requirements. As of December 31, 2022, AWR had an interest coverage ratio of 6.32 times interest expense, a debt ratio of 0.51 to 1.00 and a debt rating of A+ by S&P.

Pursuant to BVESI's credit facility agreement, BVESI must maintain a minimum interest coverage ratio of 4.5 times interest expense and a maximum consolidated total debt to consolidated total capitalization ratio of 0.65 to 1.00. As of December 31, 2022, 2021 and 2020, BVESI was in compliance with these requirements, with an actual interest coverage ratio of 14.4 times interest expense and a total funded debt ratio of 0.47 to 1.00 as of December 31, 2022. In addition, BVESI is required to have a current safety certification issued by the CPUC, which it currently has.

Note 10 — Long-Term Debt

Registrant's long-term debt consists of notes and debentures of GSWC and BVESI. Registrant summarizes its long-term debt in the Statements of Capitalization. GSWC and BVESI do not currently have any outstanding mortgages or other encumbrances on its properties.

On December 15, 2022, GSWC executed a note purchase agreement for the issuance of unsecured private placement notes totaling $130.0 million. The note purchase agreement includes a delayed-draw feature that allows for the sale and purchase of the notes to occur on a business day on or prior to March 1, 2023. On January 13, 2023, GSWC requested the funds and issued (i) $100.0 million aggregate principal amount of Series A Senior Notes at a coupon rate of 5.12% due January 31, 2033, and (ii) $30.0 million aggregate principal amount of Series B Senior Notes at a coupon rate of 5.22% due January 31, 2038. GSWC used the proceeds to pay down intercompany borrowings with AWR as well as fund operations and capital expenditures for GSWC. Interest is payable semiannually on January 31 and July 31 of each year. The Series A and Series B notes are unsecured and rank equally with GSWC's unsecured and unsubordinated debt. GSWC may, at its option, redeem all or portions of the notes at any time upon written notice, subject to payment of a make-whole premium based on 50 basis points above the applicable treasury yield. The make-whole premiums and covenant requirements under these new notes are similar to the terms of all the other private placement notes issued by GSWC. Pursuant to the terms of each of these notes, GSWC must maintain a total indebtedness to capitalization ratio (as defined) of less than 0.6667-to-1 and a total indebtedness to earnings before income taxes, depreciation and amortization (("EBITDA") of less than 8-to-1. As of December 31, 2022, GSWC had a total indebtedness to capitalization ratio of 0.4568-to-1 and a total indebtedness to EBITDA of 4.2-to-1.

On April 28, 2022, BVESI completed the issuance of $35.0 million in unsecured private-placement notes consisting of $17.5 million at a coupon rate of 4.548% due April 28, 2032 and $17.5 million at a coupon rate of 4.949% due April 28, 2037. BVESI used the proceeds from the notes to pay down all amounts under its revolving credit facility outstanding at the time of issuing the notes. Interest on these notes is payable semiannually, and the covenant requirements under these notes are similar to the terms of BVESI's revolving credit facility (Note 9).

On May 24, 2021, GSWC redeemed its 9.56% private placement notes in the amount of $28.0 million, which pursuant to the note agreement included a redemption premium of 3.0% on par value, or $840,000. GSWC recovers redemption premiums in its embedded cost of debt as filed in cost of capital proceedings where the cost savings from redeeming higher interest rate debt are passed on to customers. Accordingly, the redemption premium has been deferred as a regulatory asset. GSWC funded the redemption by borrowing from AWR parent. AWR, in turn, funded this borrowing from its revolving credit facility.

Registrant's annual maturities of all long-term debt at December 31, 2022 are as follows (in thousands):

2023	$	399
2024		419
2025		439
2026		457
2027		477
Thereafter		448,182
Total	$	450,373

Note 11 — Taxes on Income

Registrant records deferred income taxes for temporary differences pursuant to the accounting guidance that addresses items recognized for income tax purposes in a different period from when these items are reported in the financial statements. These items include differences in net asset basis (primarily related to differences in depreciation lives and methods, and differences in capitalization methods) and the treatment of certain regulatory balancing accounts, and construction contributions and advances. The accounting guidance for income taxes requires that rate-regulated enterprises record deferred income taxes and offsetting regulatory liabilities and assets for temporary differences where the rate regulator has prescribed flow-through treatment for rate-making purposes (Note 3). Deferred investment tax credits ("ITC") are amortized ratably to deferred tax expense over the remaining lives of the property that gave rise to the credits.

GSWC is included in both AWR's consolidated federal income tax and its combined California state franchise tax returns. The impact of California's unitary apportionment on the amount of AWR's California income tax liability is a function of both the profitability of AWR's non-California activities and the proportion of AWR's California sales to its total sales. GSWC's income tax expense is computed as if GSWC were autonomous and separately files its income tax returns, which is consistent with the method adopted by the CPUC in setting GSWC's customer rates.

On November 15, 2021, the Infrastructure Investment and Jobs Act ("IIJA") was signed into federal law. Among its significant provisions, IIJA restored, on a retroactive basis to January 1, 2021, the provision that treats contributions in aid of construction provided to regulated water utilities as non-taxable, which TCJA had repealed. Further, IIJA broadens the provision to also treat government grants for water infrastructure as non-taxable.

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was signed into federal law. IRA, among other things, imposes a nondeductible 1% excise tax after December 31, 2022 on the fair market value of certain stock that is "repurchased" by a publicly traded U.S. corporation or acquired by certain of its subsidiaries. The taxable amount is reduced by the fair market value of certain issuances of stock throughout the year. Registrant does not expect this tax law change to have a material impact on its consolidated financial position; however, it will continue to evaluate its impact as further information becomes available. If average annual adjusted financial statement income exceeds $1 billion over a 3-taxable-year period, IRA also imposes a 15% corporate alternative minimum tax on adjusted financial statement income for taxable years beginning after December 31, 2022. Registrant does not expect to incur this tax in the foreseeable future.

The significant components of the deferred tax assets and liabilities as reflected in the balance sheets at December 31, 2022 and 2021 are:

| | AWR | | GSWC | |
| | December 31, | | December 31, | |
(dollars in thousands)	2022	2021	2022	2021
Deferred tax assets:				
Regulatory-liability-related (1)	$ 31,330	$ 32,220	$ 29,623	$ 30,410
Contributions and advances	6,544	6,850	6,896	7,227
Other	7,424	5,324	7,874	5,689
Total deferred tax assets	$ 45,298	$ 44,394	$ 44,393	$ 43,326
Deferred tax liabilities:				
Fixed assets	$ (155,955)	$ (150,290)	$ (150,133)	$ (144,719)
Regulatory-asset-related: depreciation and other	(30,226)	(25,914)	(28,489)	(24,858)
Balancing and memorandum accounts (non-flow-through)	(8,794)	(8,480)	(4,559)	(6,063)
Total deferred tax liabilities	(194,975)	(184,684)	(183,181)	(175,640)
Accumulated deferred income taxes, net	$ (149,677)	$ (140,290)	$ (138,788)	$ (132,314)

(1) Primarily represents the gross-up portion of the deferred income tax (on the excess-deferred-tax regulatory liability) brought about by TCJA's reduction in the federal income tax rate.

The current and deferred components of income tax expense are as follows:

| | AWR | | |
| | Year Ended December 31, | | |
(dollars in thousands)	2022	2021	2020
Current			
Federal	$ 14,845	$ 19,592	$ 19,240
State	6,016	7,270	6,714
Total current tax expense	$ 20,861	$ 26,862	$ 25,954
Deferred			
Federal	$ 2,991	$ 2,802	$ 1,814
State	(188)	759	429
Total deferred tax (benefit) expense	2,803	3,561	2,243
Total income tax expense	$ 23,664	$ 30,423	$ 28,197

| | GSWC | | |
| | Year Ended December 31, | | |
(dollars in thousands)	2022	2021	2020
Current			
Federal	$ 10,582	$ 13,698	$ 14,674
State	4,909	6,089	5,849
Total current tax expense	$ 15,491	$ 19,787	$ 20,523
Deferred			
Federal	$ 1,507	$ 2,251	$ 949
State	(652)	57	232
Total deferred tax (benefit) expense	855	2,308	1,181
Total income tax expense	$ 16,346	$ 22,095	$ 21,704

The differences between AWR's and GSWC's effective tax rates and the federal statutory rate are mostly attributable to (i) state taxes; (ii) permanent differences including the excess tax benefits from share-based payments, which are reflected in the income statements and reduced income tax expense; (iii) continuing amortization of the excess deferred income tax liability, and (iv) differences between book and taxable income that are treated as flow-through adjustments in accordance with regulatory requirements (principally from plant, rate-case, and compensation expenses). As a regulated utility, GSWC treats certain temporary differences as flow-through in computing its income tax expense consistent with the income tax method used in its CPUC-jurisdictional ratemaking. Flow-through items either increase or decrease tax expense and thus impact the ETR.

The reconciliations of the effective tax rates to the federal statutory rate are as follows:

	AWR		
	Year Ended December 31,		
(dollars in thousands)	2022	2021	2020
Federal taxes on pretax income at statutory rate	$ 21,433	$ 26,202	$ 24,071
Increase (decrease) in taxes resulting from:			
State income tax, net of federal benefit	4,335	6,425	5,764
Excess deferred tax amortization	(1,311)	(1,356)	(1,550)
Flow-through on fixed assets	1,076	1,069	1,056
Flow-through on removal costs	(1,802)	(1,962)	(1,031)
Investment tax credit	(71)	(71)	(71)
Other – net	4	116	(42)
Total income tax expense from operations	$ 23,664	$ 30,423	$ 28,197
Pretax income from operations	$102,060	$124,770	$114,622
Effective income tax rate	23.2 %	24.4 %	24.6 %

	GSWC		
	Year Ended December 31,		
(dollars in thousands)	2022	2021	2020
Federal taxes on pretax income at statutory rate	$ 14,724	$ 19,175	$ 18,202
Increase (decrease) in taxes resulting from:			
State income tax, net of federal benefit	3,119	4,923	4,920
Excess deferred tax amortization	(1,130)	(1,184)	(1,477)
Flow-through on fixed assets	1,010	1,008	1,042
Flow-through on removal costs	(1,715)	(1,954)	(1,026)
Investment tax credit	(71)	(71)	(71)
Other – net	409	198	114
Total income tax expense from operations	$ 16,346	$ 22,095	$ 21,704
Pretax income from operations	$ 70,116	$ 91,310	$ 86,675
Effective income tax rate	23.3 %	24.2 %	25.0 %

AWR and GSWC had no unrecognized tax benefits at December 31, 2022, 2021 and 2020.

Registrant's policy is to classify interest on income tax over/underpayments in interest income/expense and penalties in "other" expenses. Registrant did not have any material interest receivables/payables from/to taxing authorities as of December 31, 2022 and 2021, nor did it recognize any material interest income/expense or accrue any material tax-related penalties during the years ended December 31, 2022, 2021 and 2020.

Registrant files federal, California and various other state income tax returns. AWR's 2019–2021 tax years remain subject to examination by the Internal Revenue Service. AWR filed refund claims with the California Franchise Tax Board ("FTB") for the 2005 through 2008 and 2017 tax years in connection with the matters reflected on prior federal refund claims along with other state tax items. The FTB continues to review the claims, and the 2009, 2010, and 2017–2021 tax years remain subject to examination by the FTB.

.

Note 12 — Employee Benefit Plans

Pension and Post-Retirement Medical Plans:

Registrant maintains a defined benefit pension plan (the "Pension Plan") that provides eligible employees (those aged 21 and older, hired before January 1, 2011) monthly benefits upon retirement based on average salaries and length of service. The eligibility requirement to begin receiving these benefits is 5 years of vested service. The normal retirement benefit is equal to 2% of the 5 highest consecutive years' average earnings multiplied by the number of years of credited service, up to a maximum of 40, reduced by a percentage of primary Social Security benefits. There is also an early retirement option. Annual contributions are made to the Pension Plan, which comply with the funding requirements of the Employee Retirement Income Security Act ("ERISA"). At December 31, 2022, Registrant had 919 participants in the Pension Plan.

Employees hired or rehired after December 31, 2010 are eligible to participate in a defined contribution plan. Registrant's existing 401(k) Investment Incentive Program was amended to include this defined contribution plan. Under this plan, Registrant provides a contribution ranging from 3% to 5.25% of eligible pay each pay period into investment vehicles offered by the plan's trustee. Full vesting under this plan occurs upon 3 years of service. Employees hired before January 1, 2011 continue to participate in and accrue benefits under the terms of the Pension Plan.

Registrant also provides post-retirement medical benefits for all active employees hired before February of 1995 through a medical insurance plan. Eligible employees, who retire prior to age 65, and/or their spouses, are able to retain the benefits under the plan for active employees until reaching age 65. Eligible employees upon reaching age 65, and those eligible employees retiring at or after age 65, and/or their spouses, receive coverage through a Medicare supplement insurance policy paid for by Registrant subject to an annual cap limit. Registrant's post-retirement medical plan does not provide prescription drug benefits to Medicare-eligible employees and is not affected by the Medicare Prescription Drug Improvement and Modernization Act of 2003.

In accordance with the accounting guidance for the effects of certain types of regulation, Registrant has established a regulatory asset for its underfunded position in its pension and post-retirement medical plans that is expected to be recovered through rates in future periods. The changes in actuarial gains and losses, prior service costs and transition assets or obligations pertaining to the regulatory asset are recognized as an adjustment to the regulatory asset account as these amounts are recognized as components of net periodic pension cost each year and in the rate-making process.

The following table sets forth the Pension Plan's and post-retirement medical plan's funded status and amounts recognized in Registrant's balance sheets and the components of net pension cost and accrued liability at December 31, 2022 and 2021:

(dollars in thousands)	Pension Benefits		Post-Retirement Medical Benefits	
	2022	2021	2022	2021
Change in Projected Benefit Obligation:				
Projected benefit obligation at beginning of year	$ 259,751	$ 272,786	$ 2,686	$ 5,906
Service cost	5,644	6,316	129	149
Interest cost	7,401	6,833	60	110
Actuarial (gain) loss	(72,710)	(17,682)	(570)	(3,165)
Benefits/expenses paid	(9,408)	(8,502)	(291)	(314)
Projected benefit obligation at end of year	$ 190,678	$ 259,751	$ 2,014	$ 2,686
Changes in Plan Assets:				
Fair value of plan assets at beginning of year	$ 233,524	$ 213,147	$ 13,773	$ 12,313
Actual return on plan assets	(40,299)	25,390	(2,242)	1,773
Employer contributions	3,089	3,489	263	242
Benefits/expenses paid	(9,408)	(8,502)	(554)	(555)
Fair value of plan assets at end of year	$ 186,906	$ 233,524	$ 11,240	$ 13,773
Funded Status:				
Net amount recognized as accrued pension cost	$ (3,772)	$ (26,227)	$ 9,226	$ 11,087

The decrease in the underfunded status of the pension was due to an increase in the discount rate, which increased from 2.89% as of December 31, 2021 to 5.41% as of December 31, 2022.

(dollars in thousands)	Pension Benefits		Post-Retirement Medical Benefits	
	2022	2021	2022	2021
Amounts recognized on the balance sheets:				
Non-current assets	$ —	$ —	$ 9,226	$ 11,087
Current liabilities	—	—	—	—
Non-current liabilities	(3,772)	(26,227)	—	—
Net amount recognized	$ (3,772)	$ (26,227)	$ 9,226	$ 11,087
Amounts recognized in regulatory assets consist of:				
Prior service cost (credit)	$ 1,889	$ 2,323	$ —	$ —
Net loss (gain)	4,123	23,368	(5,846)	(9,839)
Regulatory assets (liabilities)	6,012	25,691	(5,846)	(9,839)
Unfunded accrued pension cost	(2,240)	536	(3,380)	(1,248)
Net liability (asset) recognized	$ 3,772	$ 26,227	$ (9,226)	$ (11,087)
Changes in plan assets and benefit obligations recognized in regulatory assets (liabilities):				
Regulatory asset (liability) at beginning of year	$ 25,691	$ 60,473	$ (9,839)	$ (6,855)
Net (loss) gain	(19,245)	(30,531)	2,259	(4,401)
New prior service cost	—	—	—	—
Amortization of prior service (cost) credit	(434)	(434)	—	—
Amortization of net gain (loss)	—	(3,817)	1,734	1,417
Total change in regulatory asset (liability)	(19,679)	(34,782)	3,993	(2,984)
Regulatory asset (liability) at end of year	$ 6,012	$ 25,691	$ (5,846)	$ (9,839)
Net periodic pension costs	$ 313	$ 4,859	$ (2,132)	$ (1,695)
Change in regulatory asset (liability)	(19,679)	(34,782)	3,993	(2,984)
Total recognized in net periodic pension cost and regulatory asset (liability)	$ (19,366)	$ (29,923)	$ 1,861	$ (4,679)
Additional year-end information for plans with an accumulated benefit obligation in excess of plan assets:				
Projected benefit obligation	$ 190,678	$ 259,751	$ 2,014	$ 2,686
Accumulated benefit obligation	$ 181,376	$ 243,412	N/A	N/A
Fair value of plan assets	$ 186,906	$ 233,524	$ 11,240	$ 13,773
Weighted-average assumptions used to determine benefit obligations at December 31:				
Discount rate	5.41 %	2.89 %	5.34 %	2.46 %
Rate of compensation increase	*	*	N/A	N/A

*Age-graded ranging from 3.0% to 8.0%.

The components of net periodic pension and post-retirement benefits cost, before allocation to the overhead pool, for 2022, 2021 and 2020 are as follows:

(dollars in thousands, except percent)	Pension Benefits			Post-Retirement Medical Benefits		
	2022	2021	2020	2022	2021	2020
Components of Net Periodic Benefits Cost:						
Service cost	$ 5,644	$ 6,316	$ 5,558	$ 129	$ 149	$ 171
Interest cost	7,401	6,833	7,880	60	110	208
Expected return on plan assets	(13,166)	(12,541)	(11,798)	(587)	(537)	(510)
Amortization of prior service cost (credit)	434	434	435	—	—	—
Amortization of actuarial (gain) loss	—	3,817	1,935	(1,734)	(1,417)	(977)
Net periodic pension cost under accounting standards	$ 313	$ 4,859	$ 4,010	$(2,132)	$(1,695)	$(1,108)
Regulatory adjustment	—	(1,277)	(483)	—	—	—
Total expense recognized, before surcharges and allocation to overhead pool	$ 313	$ 3,582	$ 3,527	$(2,132)	$(1,695)	$(1,108)
Weighted-average assumptions used to determine net periodic cost:						
Discount rate	2.89 %	2.55 %	3.43 %	2.46 %	2.20 %	3.12 %
Expected long-term return on plan assets	5.75 %	6.00 %	6.25 %	*	*	*
Rate of compensation increase	**	**	**	N/A	N/A	N/A

*5.50% for union plan and 3.9% for non-union (net of income taxes) in 2022, 5.75% for union plan and 4.0% for non-union (net of income taxes) in 2021, and 6.0% for union plan and 4.2% for non-union (net of income taxes) in 2020.

** Age-graded ranging from 3.0% to 8.0%.

Regulatory Adjustment:

The CPUC authorized GSWC and BVESI to track differences between the forecasted annual pension expenses adopted in rates and the actual annual expenses to be recorded in accordance with the accounting guidance for pension costs in a two-way pension balancing account. During the year ended December 31, 2022, GSWC's actual pension expense was lower than the amounts included in water customer rates by $1.5 million. During the years ended December 31, 2021 and 2020, GSWC's actual expense was higher than the amounts included in customer rates by $1.3 million and $483,000, respectively. The cumulative amount recorded in GSWC's two-way pension balancing account is included within the pensions and other post-retirement obligations regulatory asset discussed in Note 3. During the years ended December 31, 2022, 2021 and 2020, BVESI's actual expense was lower than the amounts included in electric rates by $490,000, $246,000 and $200,000, respectively. These over-collections were recorded as a reduction to electric revenues.

Plan Funded Status:

The Pension Plan was underfunded at December 31, 2022 and 2021. Registrant's market related value of plan assets is equal to the fair value of plan assets. Past volatile market conditions have affected the value of GSWC's trust established to fund its future long-term pension benefits. These benefit plan assets and related obligations are measured annually using a December 31 measurement date. Changes in the Pension Plan's funded status will affect the assets and liabilities recorded on the balance sheet in accordance with accounting guidance on employers' accounting for defined benefit pension and other post-retirement plans. Due to Registrant's regulatory recovery treatment, the recognition of the underfunded status for the Pension Plan has been offset by a regulatory asset pursuant to guidance on the accounting for the effects of certain types of regulation.

Plan Assets:

The assets of the pension and post-retirement medical plans are managed by a third party trustee. The investment policy allocation of the assets in the trust was approved by Registrant's Administrative Committee (the "Committee") for the pension and post-retirement medical funds, which has oversight responsibility for all retirement plans. The primary objectives underlying the investment of the pension and post-retirement plan assets are: (i) attempt to maintain a fully funded status with a cushion for unexpected developments, possible future increases in expense levels and/or a reduction in the expected return on investments; (ii) seek to earn long-term returns that compare favorably to appropriate market indexes, peer group universes and the policy asset allocation index; (iii) seek to provide sufficient liquidity to pay current benefits and expenses; (iv) attempt to limit risk exposure through prudent diversification; and (v) seek to limit costs of administering and managing the plans.

The Committee recognizes that risk and volatility are present to some degree with all types of investments. High levels of risk may be avoided through diversification by asset class, style of each investment manager and sector and industry limits. Investment managers are retained to manage a pool of assets and allocate funds in order to achieve an appropriate, diversified and balanced asset mix. The Committee's strategy balances the requirement to maximize returns using potentially higher-return generating assets, such as equity securities, with the need to control the risk of its benefit obligations with less volatile assets, such as fixed-income securities.

The Committee approves the target asset allocations. Registrant's pension and post-retirement plan weighted-average asset allocations at December 31, 2022 and 2021, by asset category are as follows:

	Pension Benefits		Post-Retirement Medical Benefits	
Asset Category	**2022**	**2021**	**2022**	**2021**
<u>Actual Asset Allocations</u>:				
Equity securities	56 %	56 %	59 %	60 %
Debt securities	39 %	38 %	39 %	39 %
Real Estate Funds	5 %	6 %	— %	— %
Cash equivalents	— %	— %	2 %	1 %
Total	100 %	100 %	100 %	100 %

Equity securities did not include AWR's Common Shares as of December 31, 2022 and 2021.

Target Asset Allocations:	**Pension Benefits**	**Post-retirement Medical Benefits**
Equity securities	60 %	60 %
Debt securities	40 %	40 %
Total	100 %	100 %

The Pension Plan assets are in collective trust funds managed by a management firm appointed by the Committee. The fair value of these collective trust funds is measured using net asset value per share. In accordance with ASU 2015-07 *Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalents)*, the fair value of the collective trust funds is not categorized in the fair value hierarchy as of December 31, 2022 and 2021.

The following tables set forth the fair value, measured by net asset value, of the pension investment assets as of December 31, 2022 and 2021:

	Net Asset Value as of December 31, 2022			
(dollars in thousands)	**Fair Value**	**Unfunded Commitments**	**Redemption Frequency**	**Redemption Notice Period**
Cash equivalents	$ 801	—	N/A	N/A
Fixed income fund	73,863	—	Daily	Daily
Equity securities:				
U.S. small/mid cap funds	17,136	—	Daily	Daily
U.S. large cap funds	44,572	—	Daily	Daily
International funds	42,239	—	Daily	Daily
Total equity funds	103,947	—		
Real estate funds	8,295	—	Daily	Daily
Total	$ 186,906	—		

(dollars in thousands)		Net Asset Value as of December 31, 2021			
		Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Cash equivalents	$	637	—	N/A	N/A
Fixed income fund		87,760	—	Daily	Daily
Equity securities:					
U.S. small/mid cap funds		22,143	—	Daily	Daily
U.S. large cap funds		58,451	—	Daily	Daily
International funds		50,961	—	Daily	Daily
Total equity funds		131,555			
Real estate funds		13,572	—	Daily	Daily
Total	$	233,524	—		

The collective trust funds may be invested or redeemed daily, and generally do not have any significant restrictions to redeem the investments.

As previously discussed in Note 1, the accounting guidance for fair value measurements establishes a framework for measuring fair value and requires fair value measurements to be classified and disclosed in one of three levels. As required by the accounting guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. All equity investments in the post-retirement medical plan are Level 1 investments in mutual funds. The fixed income category includes corporate bonds and notes. The majority of fixed income investments range in maturities from less than 1 to 20 years. The fair values of these investments are based on quoted market prices in active markets.

The following tables set forth by level, within the fair value hierarchy, the post-retirement plan's investment assets measured at fair value as of December 31, 2022 and 2021:

(dollars in thousands)		Fair Value as of December 31, 2022				
		Level 1	Level 2	Level 3		Total
Fair Value of Post-Retirement Plan Assets:						
Cash equivalents	$	215	—	—	$	215
Fixed income		4,380	—	—		4,380
U.S. equity securities		6,645	—	—		6,645
Total investments measured at fair value	$	11,240	—	—	$	11,240

(dollars in thousands)		Fair Value as of December 31, 2021				
		Level 1	Level 2	Level 3		Total
Fair Value of Post-Retirement Plan Assets:						
Cash equivalents	$	92	—	—	$	92
Fixed income		5,409	—	—		5,409
U.S. equity securities		8,272	—	—		8,272
Total investments measured at fair value	$	13,773	—	—	$	13,773

Plan Contributions:

During 2022, Registrant contributed $3.1 million to its pension plan and did not make a contribution to the post-retirement medical plan. Registrant expects to contribute approximately $2.8 million to its pension plan in 2023. Registrant's policy is to fund the plans annually at a level which is deductible for income tax purposes and is consistent with amounts recovered in customer rates while also complying with ERISA's funding requirements.

<u>Benefit Payments</u>:

Estimated future benefit payments at December 31, 2022 are as follows (in thousands):

	Pension Benefits	Post-Retirement Medical Benefits
2023	$ 9,764	$ 313
2024	10,505	284
2025	10,986	272
2026	11,429	257
2027	11,927	228
Thereafter	67,205	747
Total	$ 121,816	$ 2,101

<u>Assumptions</u>:

Certain actuarial assumptions, such as the discount rate, long-term rate of return on plan assets, mortality, and the healthcare cost trend rate have a significant effect on the amounts reported for net periodic benefit cost as well as the related benefit obligation amounts.

Discount Rate — The assumed discount rate for pension and post-retirement medical plans reflects the market rates for high-quality corporate bonds currently available. Registrant's discount rates were determined by considering the average of pension yield curves constructed of a large population of high quality corporate bonds. The resulting discount rate reflects the matching of plan liability cash flows to the yield curves.

Expected Long-Term Rate of Return on Assets — The long-term rate of return on plan assets represents an estimate of long-term returns on an investment portfolio consisting of a mixture of equities, fixed income and other investments. To develop the expected long-term rate of return on assets assumption for the pension plan, Registrant considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. Registrant's policy is to fund the medical benefit trusts based on actuarially determined amounts as allowed in rates approved by the CPUC. Registrant has invested the funds in the post-retirement trusts that are intended to achieve a desired return and minimize amounts necessary to recover through rates. The mix is expected to provide for a return on assets similar to the Pension Plan and to achieve Registrant's targeted allocation. This resulted in the selection of the 5.50% long-term rate of return on assets assumption for the union plan and 3.9% (net of income taxes) for the non-union plan portion of the post-retirement plan.

Mortality — Mortality assumptions are a critical component of benefit obligation amounts and a key factor in determining the expected length of time for annuity payments. Registrant uses the latest mortality tables published by the Society of Actuaries. Accordingly, the benefit obligation amounts as of December 31, 2022 and 2021 have incorporated recent updates to the mortality tables.

Healthcare Cost Trend Rate — The assumed health care cost trend rate for 2023 starts at 5.6% grading down to 4.0% in 2046 for those under age 65, and at 5.3% grading down to 4.0% in 2046 for those 65 and over. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.

Supplemental Executive Retirement Plan:

Registrant has a supplemental executive retirement plan ("SERP") that is intended to restore retirement benefits to certain key employees and officers of Registrant that are limited by Sections 415 and 401(a)(17) of the Internal Revenue Code of 1986, as amended. The Board of Directors approved the establishment of a Rabbi Trust created for the SERP. Assets in a Rabbi Trust can be subject to the claims of creditors; therefore, they are not considered as an asset for purposes of computing the SERP's funded status. As of December 31, 2022, the balance in the Rabbi Trust totaled $27.5 million and is included in Registrant's other property and investments.

All equity investments in the Rabbi Trust are Level 1 investments in mutual funds. The fixed income category includes corporate bonds and notes. The fair values of these investments are based on quoted market prices in active markets.

The following tables set forth by level, within the fair value hierarchy, the Rabbi Trust investment assets measured at fair value as of December 31, 2022 and 2021:

(dollars in thousands)	Fair Value as of December 31, 2022			
	Level 1	Level 2	Level 3	Total
Fair Value of Assets held in Rabbi Trust:				
Cash equivalents	$ 9	—	—	$ 9
Fixed income securities	10,962	—	—	10,962
Equity securities	16,560	—	—	16,560
Total investments measured at fair value	$ 27,531	—	—	$ 27,531

(dollars in thousands)	Fair Value as of December 31, 2021			
	Level 1	Level 2	Level 3	Total
Fair Value of Assets held in Rabbi Trust:				
Cash equivalents	$ 8	—	—	$ 8
Fixed income securities	12,442	—	—	12,442
Equity securities	19,018	—	—	19,018
Total investments measured at fair value	$ 31,468	—	—	$ 31,468

The following provides a reconciliation of benefit obligations, funded status of the SERP, as well as a summary of significant estimates at December 31, 2022 and 2021:

(dollars in thousands)	2022	2021
Change in Benefit Obligation:		
Benefit obligation at beginning of year	$ 36,089	$ 36,602
Service cost	1,191	1,392
Interest cost	1,022	915
Actuarial (gain) loss	(6,522)	(2,213)
Benefits paid	(973)	(607)
Benefit obligation at end of year	$ 30,807	$ 36,089
Changes in Plan Assets:		
Fair value of plan assets at beginning and end of year	—	—
Funded Status:		
Net amount recognized as accrued cost	$ (30,807)	$ (36,089)

(in thousands)	2022	2021
Amounts recognized on the balance sheets:		
Current liabilities	$ (942)	$ (949)
Non-current liabilities	(29,865)	(35,140)
Net amount recognized	$ (30,807)	$ (36,089)
Amounts recognized in regulatory assets consist of:		
Prior service cost	$ —	$ —
Net loss	1,995	9,097
Regulatory assets	1,995	9,097
Unfunded accrued cost	28,812	26,992
Net liability recognized	$ 30,807	$ 36,089
Changes in plan assets and benefit obligations recognized in regulatory assets consist of:		
Regulatory asset at beginning of year	$ 9,097	$ 12,988
Net loss	(6,522)	(2,213)
Amortization of prior service credit	—	—
Amortization of net loss	(580)	(1,678)
Total change in regulatory asset	(7,102)	(3,891)
Regulatory asset at end of year	$ 1,995	$ 9,097
Net periodic pension cost	$ 2,793	$ 3,985
Change in regulatory asset	(7,102)	(3,891)
Total recognized in net periodic pension and regulatory asset	$ (4,309)	$ 94
Additional year-end information for plans with an accumulated benefit obligation in excess of plan assets:		
Projected benefit obligation	$ 30,807	$ 36,089
Accumulated benefit obligation	28,157	31,835
Fair value of plan assets	—	—
Weighted-average assumptions used to determine benefit obligations:		
Discount rate	5.42 %	2.87 %
Rate of compensation increase	*	*

* Age graded from 4.5% to 4.0% per year.

The components of SERP expense, before allocation to the overhead pool, for 2022, 2021 and 2020 are as follows:

(dollars in thousands, except percent)	2022	2021	2020
Components of Net Periodic Benefits Cost:			
Service cost	$ 1,191	$ 1,392	$ 1,029
Interest cost	1,022	915	988
Amortization of net loss	580	1,678	843
Net periodic pension cost	$ 2,793	$ 3,985	$ 2,860
Weighted-average assumptions used to determine net periodic cost:			
Discount rate	2.87 %	2.52 %	3.36 %
Rate of compensation increase	*	*	4.00 %

* Age graded from 4.5% to 4.0% per year.

<u>Benefit Payments</u>: Estimated future benefit payments for the SERP at December 31, 2022 are as follows (in thousands):

2023	$	942
2024		2,103
2025		2,121
2026		2,329
2027		2,435
Thereafter		12,406
Total	$	22,336

401(k) Investment Incentive Program:

Registrant has a 401(k) Investment Incentive Program under which employees may invest a percentage of their pay, up to a maximum investment prescribed by law, in an investment program managed by an outside investment manager. Registrant's cash contributions to the 401(k) are based upon a percentage of individual employee contributions and for the years ended December 31, 2022, 2021 and 2020 were $2.7 million, $2.7 million and $2.5 million, respectively. The Investment Incentive Program also incorporates the defined contribution plan for employees hired on or after January 1, 2011. The cash contributions to the defined contribution plan for the years ended December 31, 2022, 2021 and 2020 were $2.0 million, $1.9 million and $1.9 million, respectively.

Note 13 — Stock-Based Compensation Plans

Summary Description of Stock Incentive Plans

As of December 31, 2022, AWR had three active stock incentive plans: the 2016 stock incentive plan for its employees, and the 2003 and 2013 non-employee directors plans for its Board of Directors, each more fully described below.

2016 Employee Plans — AWR adopted this employee plan, following shareholder approval, to provide stock-based incentive awards in the form of restricted stock units, stock options and restricted stock to employees as a means of promoting the success of Registrant by attracting, retaining and more fully aligning the interests of employees with those of customers and shareholders. The 2016 employee plan also provides for the grant of performance awards. There are no stock options or restricted stock grants currently outstanding. For restricted stock unit awards, the Compensation Committee determines the specific terms, conditions and provisions relating to each restricted stock unit. Each employee who has been granted a time-vested restricted stock unit is entitled to dividend equivalent rights in the form of additional restricted stock units until vesting of the time-vested restricted stock units. In general, time-vested restricted stock units vest over a period of three years. Restricted stock units may also vest upon retirement if the grantee is at least 55 and the sum of the grantee's age and years of service are equal to or greater than 75, or upon death or total disability. In addition, restricted stock units may vest following a change in control if the applicable subsidiary of AWR terminates the grantee other than for cause or the employee terminates employment for good reason. Each restricted stock unit is non-voting and entitles the holder of the restricted stock unit to receive one Common Share.

The Compensation Committee also has the authority to determine the number, amount or value of performance awards, the duration of the performance period or performance periods applicable to the award and the performance criteria applicable to each performance award for each performance period. Each outstanding performance award granted by the Compensation Committee has been in the form of restricted stock units that generally vest over a period of three years as provided in the performance award agreement. The amount of the performance award paid to an employee depends upon satisfaction of performance criteria following the end of a three-year performance period. Performance awards may also vest and be payable upon retirement if the grantee is at least 55 and the sum of the grantee's age and years of service are equal to or greater than 75, or upon death or total disability. In addition, performance awards may vest following a change in control if the applicable subsidiary of AWR terminates the grantee other than for cause or the employee terminates employment for good reason. The amount of the payment for performance awards granted will be at target in the event of death or a termination of employment (other than for cause) by the applicable subsidiary of AWR or termination by the employee for good reason within 24 months after a change in control. In all other circumstances, adjustments will be made to the amount of the payment to take into account the shortened performance period

2003 and 2013 Directors Plans — The Board of Directors and shareholders of AWR have approved the 2003 and 2013 directors plans in order to provide the non-employee directors with supplemental stock-based compensation to encourage them to increase their stock ownership in AWR. New grants may not be made under the 2003 directors plan. Under the 2013 non-employee directors plan, non-employee directors are entitled to receive restricted stock units equal to two times the then current annual retainer for services as a director divided by the fair market value of AWR's Common Shares on the date preceding the annual meeting. Such units are convertible into AWR's Common Shares 90 days after the grant date.

All non-employee directors of AWR who were directors of AWR at the 2003 annual meeting have also received restricted stock units, which will be distributed upon termination of the director's service as a director.

All restricted stock units and performance awards have been granted with dividend equivalent rights payable in the form of additional restricted stock units.

Recognition of Compensation Expense

Registrant recognizes compensation expense related to the fair value of stock-based compensation awards. Share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). Immediate vesting occurs if the employee is at least 55 years old and the sum of the employee's age and years of employment is equal to or greater than 75. Registrant assumes that pre-vesting forfeitures will be minimal, and recognizes pre-vesting forfeitures as they occur, which results in a reduction in compensation expense.

The following table presents share-based compensation expenses for the years ended December 31, 2022, 2021 and 2020. These expenses resulting from restricted stock units, including performance awards, are included in administrative and general expenses in AWR's and GSWC's statements of income:

| | AWR | | | GSWC | | |
| | For The Years Ended December 31, | | | For The Years Ended December 31, | | |
(in thousands)	2022	2021	2020	2022	2021	2020
Stock-based compensation related to:						
Restricted stock units	$ 2,571	$ 2,566	$ 2,463	$ 2,269	$ 2,313	$ 2,349
Total stock-based compensation expense	$ 2,571	$ 2,566	$ 2,463	$ 2,269	$ 2,313	$ 2,349

Equity-based compensation cost capitalized as part of utility plant for the years ended December 31, 2022, 2021 and 2020 was approximately $290,000, $336,000 and $299,000, respectively, for both AWR and GSWC. For the years ended December 31, 2022, 2021 and 2020, approximately $900,000, $1.4 million and $1.2 million, respectively, of tax benefits from stock-based awards were recorded for both AWR and GSWC.

Registrant amortizes stock-based compensation over the requisite (vesting) period for the entire award. Time-vesting restricted stock units vest and become non-forfeitable in installments of 33% the first two years and 34% in the third year, starting one year from the date of the grant. Outstanding performance awards vest and become non-forfeitable in installments of 33% the first two years and 34% in the third year and are distributed at the end of the performance period if the Compensation Committee determines that the performance criteria set forth in the award agreement have been satisfied.

Restricted Stock Units (Time-Vested) — A restricted stock unit ("RSU") represents the right to receive a share of AWR's Common Shares and are valued based on the fair market value of AWR's Common Shares on the date of grant. The fair value of RSUs were determined based on the closing trading price of Common Shares on the grant date. A summary of the status of Registrant's outstanding RSUs, excluding performance awards, to employees and directors as of December 31, 2022, and changes during the year ended December 31, 2022, is presented below:

	Number of Restricted Share Units	Weighted Average Grant-Date Value
Restricted share units at January 1, 2022	51,110	$ 47.83
Granted	19,135	88.10
Vested	(22,165)	79.11
Forfeited	(528)	87.42
Restricted share units at December 31, 2022	47,552	$ 49.01

As of December 31, 2022, there was approximately $611,000 of total unrecognized compensation cost related to time-vested restricted stock units granted under AWR's employee stock plans. That cost is expected to be recognized over a weighted average period of 1.63 years.

Restricted Stock Units (Performance Awards) – During the years ended December 31, 2022, 2021 and 2020, the Compensation Committee granted performance awards in the form of restricted stock units to officers of the Registrant. A performance award represents the right to receive a share of AWR's Common Shares if the Compensation Committee determines that specified performance goals have been met over the performance period specified in the grant (generally three years). Each grantee of any outstanding performance award may earn between 0% and up to 200% or 250% of the target amount, which varies depending on the target and Registrant's performance against performance goals, which are determined by the Compensation Committee on the date of grant. As determined by the Compensation Committee, the performance awards granted during the years ended December 31, 2022, 2021 and 2020 included various performance-based conditions and one market-based condition related to total shareholder return ("TSR") that will be earned based on Registrant's TSR compared to the TSR for a specific peer group of investor-owned water companies.

A summary of the status of Registrant's outstanding performance awards to officers as of December 31, 2022, and changes during the year ended December 31, 2022, is presented below:

	Number of Performance awards	Weighted Average Grant-Date Value
Performance awards at January 1, 2022	48,910	$ 75.23
Granted	17,448	88.58
Performance criteria adjustment	1,883	79.25
Vested	(18,806)	65.78
Performance awards at December 31, 2022	49,435	$ 83.70

A portion of the fair value of performance awards was estimated at the grant date based on the probability of satisfying the market-based condition using a Monte-Carlo simulation model, which assesses the probabilities of various outcomes of the market condition. The portion of the fair value of the performance awards associated with performance-based conditions was based on the fair market value of AWR's Common Shares at the grant date. The fair value of each outstanding performance award grant is amortized into compensation expense in installments of 33% the first two years and 34% in the third year of their respective vesting periods, which is generally over 3 years unless earlier vested pursuant to the terms of the agreement. The accrual of compensation costs is based on the estimate of the final expected value of the award and is adjusted as required for the portion based on the performance-based condition. Unlike the awards with performance-based conditions, for the portion based on the market-based condition, compensation cost is recognized, and not reversed, even if the market condition is not achieved, as required by the accounting guidance for share-based awards. As of December 31, 2022, $235,000 of unrecognized compensation costs related to performance awards is expected to be recognized over a weighted average period of 1.92 years.

Note 14 - Commitments

GSWC's Water Supply:

GSWC has contracts to purchase water or water rights for an aggregate amount of $3.1 million as of December 31, 2022. Included in the $3.1 million is a commitment of $1.5 million to use water rights from a third party under an agreement, which expires in 2028. The remaining $1.6 million is for commitments for purchased water with other third parties, which expire from 2025 through 2038.

GSWC's estimated future minimum payments under these purchased water supply commitments at December 31, 2022 are as follows (in thousands):

2023	$ 459
2024	459
2025	412
2026	364
2027	364
Thereafter	1,008
Total	$ 3,066

Bear Valley Electric Service, Inc.:

Purchased Power Contracts:

Generally, BVESI purchases power at a fixed cost, under long-term purchased power contracts, depending on the amount of power and the period during which the power is purchased under such contracts. BVESI began taking power pursuant to purchased power contracts approved by the CPUC effective in the fourth quarter of 2019 at a fixed cost over three and five-year terms depending on the amount of power and period during which the power is purchased under the contracts. As of December 31, 2022, BVESI has remaining commitments under these contracts of $4.9 million and $4.1 million for the years 2023 and 2024, respectively.

Renewables Portfolio Standard:

BVESI is subject to the renewables portfolio standard ("RPS") law, which requires BVESI to meet certain targets for purchases of energy from qualified renewable energy resources. BVESI has an agreement with a third party to purchase renewable energy credits ("RECs") whereby BVESI agreed to purchase approximately 578,000 RECs over a ten-year period through 2023, which will be used towards BVESI meeting California's RPS requirements. As of December 31, 2022, BVESI has purchased sufficient RECs to be in compliance for all periods through 2022, and has remaining commitments under this contract of $619,000 for the year 2023. Accordingly, management does not believe any provision for loss or potential penalties is required as of December 31, 2022. The cost of these RECs has been included as part of the electric supply cost balancing account as of December 31, 2022.

See Note 16 for Registrant's future minimum payments under long-term non-cancelable operating leases.

Note 15 - Contingencies

Environmental Clean-Up and Remediation at GSWC:

GSWC has been involved in environmental remediation and cleanup at one of its plant sites that contained an underground storage tank, which was used to store gasoline for its vehicles. This tank was removed from the ground in July 1990 along with the dispenser and ancillary piping. Since then, GSWC has been involved in various remediation activities at this site. Analysis indicates that offsite monitoring wells may also be necessary to document effectiveness of remediation.

As of December 31, 2022, the total spent to clean-up and remediate the plant site was approximately $6.2 million, of which $1.5 million has been paid by the State of California Underground Storage Tank Fund. Amounts paid by GSWC have been included in rate base and approved by the CPUC for recovery. As of December 31, 2022, GSWC has a regulatory asset and an accrued liability for the estimated remaining cost of $1.3 million to complete the cleanup at the site. The estimate includes costs for continued activities of groundwater cleanup and monitoring, future soil treatment and site-closure-related activities. The ultimate cost may vary as there are many unknowns in remediation of underground gasoline spills and this is an estimate based on currently available information. Management also believes it is probable that the estimated additional costs will continue to be approved in rate base by the CPUC.

Condemnation of Properties:

The laws of the State of California provide for the acquisition of public utility property by governmental agencies through their power of eminent domain, also known as condemnation, where doing so is necessary and in the public interest. In addition, these laws provide that the owner of utility property (i) may contest whether the condemnation is necessary and in the public interest, and (ii) is entitled to receive the fair market value of its property if the property is ultimately taken.

Contracted Services:

ASUS's utility privatization contract services are provided to the U.S. government pursuant to the terms of the initial 50-year firm, fixed-price contract and additional firm, fixed-price contracts subject to annual economic price adjustments. Entering into contracts with the U.S. government subjects ASUS to potential government audits or investigations of its business practices and compliance with government procurement statutes and regulations. ASUS is currently under a civil government investigation over bidding and estimating practices used in certain capital upgrade projects. ASUS is cooperating fully with the investigation and management does not currently believe that the investigation will have a material adverse effect on its consolidated results of operations, financial condition, or liquidity. However, at this time, management cannot predict the final outcome or recommendations that may result from the investigation or determine the amount, if any, of penalties and damages that may be assessed.

Other Litigation:

Registrant is also subject to other ordinary routine litigation incidental to its business, some of which may include claims for compensatory and punitive damages. Management believes that rate recovery, proper insurance coverage and reserves are in place to insure against, among other things, property, general liability, employment, and workers' compensation claims incurred in the ordinary course of business. Insurance coverage may not cover certain claims involving punitive damages. Registrant does not believe the outcome from any pending suits or administrative proceedings will have a material effect on Registrant's consolidated results of operations, financial position, or cash flows.

Note 16 — Leases

Right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. As of December 31, 2022, Registrant has right-of-use assets of $9.5 million, short-term operating lease liabilities of $1.9 million and long-term operating lease liabilities of $8.1 million. Currently, Registrant does not have any financing leases.

Significant assumptions and judgments made as part of the adoption of this new lease standard include determining (i) whether a contract contains a lease, (ii) whether a contract involves an identified asset, and (iii) which party to the contract directs the use of the asset. The discount rates used to calculate the present value of lease payments were determined based on hypothetical borrowing rates available to Registrant over terms similar to the lease terms.

Registrant's leases consist of real estate and equipment leases, which are mostly GSWC's. Most of Registrant's leases require fixed lease payments. Some real estate leases have escalation payments which depend on an index. Variable lease costs were not material. Lease terms used to measure the lease liability include options to extend the lease if the option is reasonably certain to be exercised. Lease and non-lease components were combined to measure lease liabilities.

Registrant's supplemental lease information for the year ended December 31, 2022 is as follows (in thousands, except for weighted average data):

	For The Year Ended December 31, 2022	For The Year Ended December 31, 2021
Operating lease costs	$2,609	$2,627
Short-term lease costs	$198	$273
Weighted average remaining lease term (in years)	5.27	5.99
Weighted-average discount rate	3.9%	3.7%
Non-cash transactions		
Lease liabilities arising from obtaining right-of-use assets	$1,569	$1,430

For the years 2022, 2021 and 2020, Registrant's consolidated rent expense was approximately $2.6 million, $2.5 million and $2.6 million, respectively. Registrant's future minimum payments under long-term non-cancelable operating leases as of December 31, 2022 are as follows (in thousands):

2023	$ 2,256
2024	2,175
2025	1,918
2026	1,681
2027	1,453
Thereafter	1,604
Total lease payments	11,087
Less: imputed interest	1,105
Total lease obligations	9,982
Less: current obligations	1,892
Long-term lease obligations	$ 8,090

The consolidated operations of AWR and the operations of GSWC in regard to future minimum payments under long-term non-cancelable operating leases are not materially different.

Note 17 - Business Segments

AWR has three reportable segments, water, electric and contracted services. Since July 1, 2020, GSWC has one segment, water. Prior to July 1, 2020, GSWC also had an electric segment. On July 1, 2020, GSWC completed the transfer of the electric utility assets and liabilities from its electric division to BVESI, now a wholly owned direct subsidiary of AWR. As a result of this transfer, from July 1, 2020 onward, operating results and cash flows of the electric segment, as well as its assets and liabilities as of December 31, 2022, 2021 and 2020, are no longer included in GSWC's financial statements, but continue to be included in AWR's consolidated financial statements (Note 20).   On a stand-alone basis, AWR has no material assets other than its equity investments in its subsidiaries and notes receivable therefrom, and deferred taxes.

All activities of GSWC and BVESI are geographically located within California. Activities of ASUS and the Military Utility Privatization Subsidiaries are conducted in California, Florida, Georgia, Kansas, Maryland, New Mexico, North Carolina, South Carolina, Texas and Virginia. Some of ASUS's wholly owned subsidiaries are regulated by the state in which the subsidiary primarily conducts water and/or wastewater operations. Fees charged for operations and maintenance and renewal and replacement services are based upon the terms of the contracts with the U.S. government, which have been filed, as appropriate, with the commissions in the states in which ASUS's subsidiaries are incorporated.

The tables below set forth information relating to the water and electric operating segments, ASUS and the Military Utility Privatization Subsidiaries and other matters. The utility plant balances are net of respective accumulated provisions for depreciation. Capital additions reflect capital expenditures paid in cash and exclude U.S. government-funded and third-party prime funded capital expenditures for ASUS and property installed by developers and conveyed to GSWC and BVESI.

	As Of And For The Year Ended December 31, 2022				
(dollars in thousands)	Water	Electric	ASUS	AWR Parent	Consolidated AWR
Operating revenues	$ 340,602	$ 39,986	$ 110,940	$ —	$ 491,528
Operating income (loss)	92,455	11,740	22,449	(8)	126,636
Interest expense, net	21,659	831	(132)	2,343	24,701
Net utility plant	1,616,718	119,560	17,488	—	1,753,766
Depreciation and amortization expense (1)	34,805	2,792	3,718	—	41,315
Income tax expense (benefit)	16,346	2,439	5,476	(597)	23,664
Capital additions	146,730	18,069	1,441	—	166,240

	As Of And For The Year Ended December 31, 2021				
(dollars in thousands)	Water	Electric	ASUS	AWR Parent	Consolidated AWR
Operating revenues	$ 347,112	$ 38,345	$ 113,396	$ —	$ 498,853
Operating income (loss)	107,573	10,738	22,675	(9)	140,977
Interest expense, net	21,046	141	(637)	791	21,341
Net utility plant	1,499,745	106,508	19,751	—	1,626,004
Depreciation and amortization expense (1)	33,384	2,572	3,640	—	39,596
Income tax expense/(benefit)	22,095	2,975	5,434	(81)	30,423
Capital additions	123,526	19,859	1,130	—	144,515

	As Of And For The Year Ended December 31, 2020				
	GSWC			AWR	Consolidated
(dollars in thousands)	Water	Electric	ASUS	Parent	AWR
Operating revenues	$ 330,637	$ 37,024	$ 120,582	$ —	$ 488,243
Operating income (loss)	97,896	10,303	22,309	(9)	130,499
Interest expense, net	20,312	584	(496)	330	20,730
Net utility plant	1,400,489	89,308	22,246	—	1,512,043
Depreciation and amortization expense (1)	30,969	2,479	3,402	—	36,850
Income tax expense/(benefit)	20,515	2,689	5,201	(208)	28,197
Capital additions	107,355	18,393	4,675	—	130,423

---

(1) Depreciation computed on regulated utilities' transportation equipment is recorded in other operating expenses and totaled $382,000, $379,000 and $353,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

The following table reconciles total utility plant (a key figure for rate-making) to total consolidated assets (in thousands):

	December 31,	
	2022	2021
Total utility plant	$ 1,753,766	$ 1,626,004
Other assets	280,608	274,979
Total consolidated assets	$ 2,034,374	$ 1,900,983

Note 18 — Allowance for Doubtful Accounts

Registrant adopted ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, effective January 1, 2020. The guidance requires estimated credit losses on financial instruments, such as Registrant's trade and other receivables, be based on expected credit losses rather than incurred losses.

Registrant's allowance for doubtful accounts as of December 31, 2022 was developed based on the observed lingering effects of the economic impact from the COVID-19 pandemic on GSWC's and BVESI's aging of utility customer accounts receivable, as well as economic data and other considerations that may impact the customers' ability to pay their bills. The CPUC has authorized GSWC and BVESI to track incremental costs, including bad debt expense in excess of what is included in their respective revenue requirements, incurred as a result of the pandemic in COVID-19 related memorandum accounts to be filed with the CPUC for future recovery. In January 2022, GSWC received $9.5 million COVID relief funds from the state of California through the California Water and Wastewater Arrearage Payment Program, which were applied to delinquent customers' eligible balances incurred during the COVID-19 pandemic. During 2022, BVESI received a total of $473,000 from the state of California for similar relief funding for unpaid electric bills incurred during the pandemic. Pursuant to CPUC requirements, as of December 31, 2022, GSWC and BVESI have reflected these relief funds as a reduction to its COVID-19 memorandum account, as well as a reduction to its estimated allowance for doubtful accounts.

Other accounts receivable consist primarily of amounts due from third parties (non-utility customers) for various reasons, including amounts due from contractors, amounts due under settlement agreements, and amounts due from other third-party prime government contractors pursuant to agreements for construction of water and/or wastewater facilities for such third-party prime contractors. Thus far, the COVID-19 pandemic has not materially impacted the collectability of these other accounts receivable.

The table below presents Registrant's provision for doubtful accounts charged to expense and accounts written off, net of recoveries. Provisions included in 2022, 2021 and 2020 for AWR and GSWC are as follows:

(dollars in thousands)	AWR		
	December 31,		
	2022	2021	2020
Balance at beginning of year	$ 3,569	$ 5,316	$ 916
Provision charged **(1)**	2,842	8,150	5,016
Accounts written off, net of recoveries **(2)**	(1,971)	(9,897)	(616)
Balance at end of year	$ 4,440	$ 3,569	$ 5,316
Allowance for doubtful accounts related to accounts receivable-customer	$ 4,387	$ 3,516	$ 5,263
Allowance for doubtful accounts related to other accounts receivable	53	53	53
Total allowance for doubtful accounts	$ 4,440	$ 3,569	$ 5,316

(1) Includes amounts in excess of GSWC's and BVESI's respective revenue requirements incurred during the COVID-19 pandemic. These incremental amounts are recorded as regulatory assets.

(2) Reflects consideration of government relief funds received in 2022 from the state of California for unpaid water and electric utility bills incurred during the pandemic. A total of $9.5 million and $473,000 was received in 2022 for unpaid water and electric utility bills, respectively.

(dollars in thousands)	GSWC December 31,		
	2022	2021	2020
Balance at beginning of year	$ 3,221	$ 4,960	$ 916
Provision charged **(3)**	2,501	7,732	4,703
Balance transfer to BVESI (Note 20)	—	—	(79)
Accounts written off, net of recoveries **(4)**	(1,526)	(9,471)	(580)
Balance at end of year	$ 4,196	$ 3,221	$ 4,960
Allowance for doubtful accounts related to accounts receivable-customer	$ 4,143	$ 3,168	$ 4,907
Allowance for doubtful accounts related to other accounts receivable	53	53	53
Total allowance for doubtful accounts	$ 4,196	$ 3,221	$ 4,960

(3) Includes amounts in excess of GSWC's revenue requirement incurred during the COVID-19 pandemic. This incremental amount was recorded as a regulatory asset.

(4) Reflects consideration of government relief funds received in 2022 from the state of California for unpaid water and electric utility bills incurred during the pandemic. A total of $9.5 million and $473,000 was received in 2022 for unpaid water and electric utility bills, respectively.

Note 19 — Supplemental Cash Flow Information

The following table sets forth non-cash financing and investing activities and other cash flow information (in thousands).

	AWR December 31,			GSWC December 31,		
	2022	2021	2020	2022	2021	2020
Taxes and Interest Paid:						
Income taxes paid, net	$ 27,370	$ 29,153	$ 13,684	$ 20,155	$ 21,428	$ 8,184
Interest paid, net of capitalized interest	26,005	22,540	19,941	22,294	21,156	19,681
Non-Cash Transactions:						
Accrued payables for investment in utility plant	40,034	32,855	27,861	38,302	30,656	25,633
Property installed by developers and conveyed	1,549	7,222	3,102	1,549	7,222	3,102
Transfer of electric segment net assets (net of cash) for BVESI common shares (Note 20)	—	—	—	—	—	71,324
Distribution of BVESI common shares to AWR parent (Note 20)	—	—	—	—	—	71,344

Note 20 — Completion of Electric Utility Reorganization Plan

On July 1, 2020, GSWC completed the transfer of approximately $71.3 million in net assets and equity (based on their recorded amounts) from its electric utility division to BVESI in exchange for common shares of BVESI of equal value. As a result of this transfer, from July 1, 2020 onward, operating results and cash flows of the electric segment, as well as its assets and liabilities as of December 31, 2022, 2021 and 2020, are no longer included in GSWC's financial statements, but continue to be included in AWR's consolidated financial statements. GSWC's statement of income for 2020 includes the electric segment's results through June 30, 2020. The table below sets forth selected information relating to the electric segment's results of operations for 2022, 2021, and for the six month periods ended June 30, 2020 and December 31, 2020 (in thousands):

	Twelve months ended December 31, 2022 (Subsidiary of AWR)	Twelve months ended December 31, 2021 (Subsidiary of AWR)	Six months ended June 30, 2020 (Division of GSWC)	Six months ended December 31, 2020 (Subsidiary of AWR)	Twelve months ended December 31, 2020
Electric revenues	$ 39,986	$ 38,345	$ 18,647	$ 18,377	$ 37,024
Operating expenses	28,246	27,607	13,647	13,074	26,721
Operating income	11,740	10,738	5,000	5,303	10,303
Net income	$ 8,876	$ 7,864	$ 3,408	$ 3,870	$ 7,278

The table below sets forth selected information relating to the electric segment's cash flows for 2022, 2021, as well as the six months ended December 31, 2020. Prior to July 1, 2020, the electric segment's cash flows were included in GSWC's cash flows.

	For the Twelve Months Ended December 31, 2022 (Subsidiary of AWR)	For the Twelve Months Ended December 31, 2021 (Subsidiary of AWR)	Six Months Ended December 31, 2020 (Subsidiary of AWR)
Net cash provided from operating activities	$ 6,627	$ 9,128	$ 1,887
Net cash used in investing activities (capital expenditures)	(17,989)	(19,859)	(9,339)
Net cash provided from financing activities (1)	11,082	10,827	7,799
Net change in cash and cash equivalents	(280)	96	347
Cash and cash equivalents, beginning of period	463	367	20
Cash and cash equivalents, end of period	$ 183	$ 463	$ 367

(1) BVESI has access to a $35.0 million revolving credit facility, which expires July 1, 2024. As of December 31, 2022, there was $22.0 million outstanding under this facility. Borrowings made under this facility support the electric segment's operations and capital expenditures. Under the terms of the credit agreement, BVESI has the option to request an increase in the facility by an additional $15.0 million, subject to bank approval.

In addition, on April 28, 2022, BVESI completed the issuance of $35.0 million in unsecured private-placement notes consisting of $17.5 million at a coupon rate of 4.548% due April 28, 2032 and $17.5 million at a coupon rate of 4.949% due April 28, 2037.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a)   Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our principal executive officer and our principal financial officer concluded that the disclosure controls and procedures of AWR and GSWC were effective as of the end of the period covered by this annual report.

(b)   Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control - Integrated Framework*, our management concluded that the internal control over financial reporting of AWR and GSWC was effective as of December 31, 2022.

(c)   Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting of AWR as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

(d)   Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) or 15d(f) under the Exchange Act) of AWR and GSWC that occurred during the fourth quarter of 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

On March 1, 2023, the Board of Directors approved change in control agreements for Registrant's executive officers, which provide benefits in the event of a change in control if the executive's employment is terminated (other than for cause, disability or death) or the executive terminates employment for good reason, in each case, following a change in control event. The amount of the benefits are equal to 2.99 or 2.0 times (i) the executive's base salary at the highest rate in effect during the preceding three years immediately preceding the termination of employment, plus (ii) any payments to be made to an executive under a cash performance incentive plan with respect to the year of employment and assuming the performance targets are achieved at target. In addition, the executive is entitled to vacation pay as provided by California law and so long as the executive has not breached his or her one-year non-competition and non-solicitation agreements, accrued benefits that would have been payable under either the pension plan or defined contribution plan in which the executive is a participant and the supplemental retirement plan if the executive is credited with an additional three years of service. Each executive is also entitled to two years of coverage under Registrant's health and welfare plans (three years for the Chief Executive Officer and Chief Financial Officer). No tax gross ups will be paid under the terms of the agreement.

The Form of the Change in Control Agreement is filed as Exhibit 10.6 to this Annual Report.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information responsive to Part III, Item 10 is included in the Proxy Statement, to be filed by AWR with the SEC pursuant to Regulation 14A, under the captions therein entitled: (i) "Proposal 1: Election of Directors"; (ii) "Executive Officers"; (iii) "Governance of the Company"; (iv) "Stock Ownership"; (v) "Nominating and Governance Committee"; (vi) "Audit and Finance Committee;" and (vii) "Obtaining Additional Information From Us" and is incorporated herein by reference pursuant to General Instruction G(3).

Item 11. Executive Compensation

Information responsive to Part III, Item 11 is included in the Proxy Statement, to be filed by AWR with the SEC pursuant to Regulation 14A, under the captions therein entitled: (i) "Proposal 1: Election of Directors"; (ii) "Executive Officers;" and (iii) "Compensation Committee" and is incorporated herein by reference pursuant to General Instruction G(3).

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information responsive to Part III, Item 12 is included in the Proxy Statement, to be filed by AWR with the SEC pursuant to Regulation 14A, under the captions entitled "Stock Ownership" and "Proposal 2 Approval of 2023 Non-Employee Director Plan" are incorporated herein by reference pursuant to General Instruction G(3).

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information responsive to Part III, Item 13 is included in the Proxy Statement, to be filed by AWR with the SEC pursuant to Regulation 14A, under the caption therein entitled "Governance of the Company" and is incorporated herein by reference pursuant to General Instruction G(3).

Item 14. Principal Accounting Fees and Services

Information responsive to Part III, Item 14 is included in the Proxy Statement, to be filed by AWR with the SEC pursuant to Regulation 14A, under the caption therein entitled "Proposal 3: Ratification of Auditors" and is incorporated herein by reference pursuant to General Instruction G(3).

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

1. Reference is made to the Financial Statements incorporated herein by reference to Part II, Item 8 hereof.

2. Schedule I — Condensed Financial Information of American States Water Company Parent at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020. Schedules II, III, IV, and V are omitted as they are not applicable.

   See page 121.

3. Reference is made to Item 15(b) of this Annual Report on Form 10-K.

(b) Exhibits:

3.1 By-Laws of American States Water Company incorporated by reference to Exhibit 3.1 of Registrant's Form 10-Q, filed August 6, 2012 (File No. 1-14431)

3.2 By-laws of Golden State Water Company incorporated by reference to Exhibit 3.2 of Registrant's Form 8-K filed May 13, 2011 (File No. 1-14431)

3.3 Amended and Restated Articles of Incorporation of American States Water Company, as amended, incorporated by reference to Exhibit 3.1 of Registrant's Form 8-K filed June 19, 2013

3.4 Restated Articles of Incorporation of Golden State Water Company, as amended, incorporated herein by reference to Exhibit 3.1 of Registrant's Form 10-Q for the quarter ended September 30, 2005 (File No. 1-14431)

4.1 Indenture, dated September 1, 1993 between Golden State Water Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee, as supplemented, incorporated herein by reference to Exhibit 4.01 of Golden State Water Company Form S-3 filed December 12, 2008 (File No. 333-156112)

4.2 Note Purchase Agreement dated as of October 11, 2005 between Golden State Water Company and Co-Bank, ACB incorporated by reference to Exhibit 4.1 of Registrant's Form 8-K filed October 13, 2005 (File No. 1-14431)

4.3 Description of Common Shares incorporated by reference to Exhibit 4.3 to Registrant's Form 10-K for the year ended December 31, 2019

4.4 Description of Debt Securities incorporated by reference to Exhibit 4.4 to Registrant's Form 10-K for the year ended December 31,2021

10.1 Second Sublease dated October 5, 1984 between Golden State Water Company and Three Valleys Municipal Water District incorporated herein by reference to Registrant's Registration Statement on Form S-2, Registration No. 33-5151

10.2 Loan Agreement between California Pollution Control Financing Authority and Golden State Water Company, dated as of December 1, 1996 incorporated by reference to Exhibit 10.7 of Registrant's Form 10-K for the year ended December 31, 1998 (File No. 1-14431)

10.3 Water Supply Agreement dated as of June 1, 1994 between Golden State Water Company and Central Coast Water Authority incorporated herein by reference to Exhibit 10.15 of Registrant's Form 10-K with respect to the year ended December 31, 1994 (File No. 1-14431)

10.4 2003 Non-Employee Directors Stock Purchase Plan, as amended, incorporated herein by reference to Exhibit 10.4 to Registrant's Form 8-K filed on May 20, 2015 (File No. 1-14431) (2)

10.5 Dividend Reinvestment and Common Share Purchase Plan incorporated herein by reference to American States Water Company Registrant's Form S-3D filed November 12, 2008 (File No. 1-14431)

10.6 Change in Control Agreement between American States Water Company or a subsidiary and certain executives incorporated herein by reference to Exhibit 10.6 to Registrant's Form 10-K for the year ended December 31, 2022 (1) (2)

10.7	Golden State Water Company Supplemental Executive Retirement Plan, amended and restated, incorporated herein by reference to Exhibit 10.7 to Registrant's Form 10-Q filed on May 2, 2022 (2)
10.8	Amended and Restated Credit Agreement between American States Water Company dated June 3, 2005 with Wells Fargo Bank, N.A., as Administrative Agent, as amended , incorporated by reference to Exhibit 10.1 to Registrant's 8-K dated April 22, 2022
10.9	Policy Regarding the Recoupment of Certain Performance-Based Compensation Payments incorporated herein by reference to Exhibit 10.3 to the Registrant's Form 8-K filed on April 2, 2014 (2)
10.10	Officer Relocation Policy incorporated herein by reference to Exhibit 10.5 to the Registrant's Form 8-K filed on July 31, 2009 (2)
10.11	Form of Indemnification Agreement for directors and officers incorporated by reference to Exhibit 10.35 to the Registrant's Form 10-K for the period ended December 31, 2012 (2)
10.12	2016 Stock Incentive Plan incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed on May 19, 2016 (2)
10.13	2013 Non-Employee Directors Plan incorporated by reference herein to Exhibit 10.2 to the Registrant's Form 8-K filed on March 25, 2016 (2)
10.14	Form of Restricted Stock Award Agreement for officers with respect to time-vested restricted stock awards under the 2016 Stock Incentive Plan after December 31, 2017 incorporated by reference to Exhibit 10.1 of Form 8-K filed on November 3, 2017 (2)
10.15	Note Purchase Agreement dated July 8, 2020 incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed July 14, 2020
10.16	Form of 2020 Performance Award Agreement incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed January 31, 2020 (2)
10.17	Form of 2021 Performance Award Agreement incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed February 5, 2021 (2)
10.18	Separation Agreement and General Release of Claims dated August 10, 2021 incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed on August 13, 2021 (2)
10.19	Retirement Agreement and General Release of Claims effective January 14, 2022, incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed on January 21, 2022 (2)
10.20	Contract for Professional Services effective January 15, 2022, incorporated by reference to Exhibit 10.2 to Registrant's Form 8-K filed on January 21, 2022 (2)
10.21	Form of 2022 Performance Award Agreement incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed February 4, 2022 (2)
10.22	2022 Short-Term Incentive Program incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed on April 1, 2022 (2)
10.23	Form of 2023 Performance Award Agreement incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed February 10, 2023 (2)
10.24	Form of Indemnification Agreement for directors and officers incorporated by reference herein to Exhibit 10.24 to the Registrant's Form 10-K for the year ended December 31, 2022 (1) (2)
21	Subsidiaries of Registrant (1)
23.1	Consent of Independent Registered Public Accounting Firm for AWR (1)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for AWR (1)
31.1.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for GSWC (1)

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for AWR (1)
31.2.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for GSWC (1)
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (3)
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (3)
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema (3)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase (3)
101.DEF	XBRL Taxonomy Extension Definition Linkbase (3)
101.LAB	XBRL Taxonomy Extension Label Linkbase (3)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase (3)
104	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101)

(c) See Item 15(a)(2)

(1)   Filed concurrently herewith
(2)   Management contract or compensatory arrangement
(3)   Furnished concurrently herewith

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Registrants have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN STATES WATER COMPANY ("AWR"):

By: /s/ EVA G. TANG

Eva G. Tang

Senior Vice President-Finance, Chief Financial Officer, Treasurer and Corporate Secretary

GOLDEN STATE WATER COMPANY ("GSWC"):

By: /s/ EVA G. TANG

Eva G. Tang

Senior Vice President-Finance, Chief Financial Officer and Secretary

Date: March 1, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Registrants and in the capacities and on the dates indicated.

	Date:
/s/ ANNE M. HOLLOWAY	March 1, 2023
Anne M. Holloway	
Chairman of the Board and Director of AWR and GSWC	
/s/ ROBERT J. SPROWLS	March 1, 2023
Robert J. Sprowls	
Principal Executive Officer, President and Chief Executive Officer of AWR and GSWC and Director of AWR and GSWC	
/s/ EVA G. TANG	March 1, 2023
Eva G. Tang	
Principal Financial and Accounting Officer, Senior Vice President-Finance, Chief Financial Officer, Treasurer and Corporate Secretary of AWR; and Principal Financial and Accounting Officer, Senior Vice President-Finance, Chief Financial Officer and Secretary of GSWC	
/s/ DIANA M. BONTÁ	March 1, 2023
Diana M. Bontá	
Director of AWR and GSWC	
/s/ STEVEN D. DAVIS	March 1, 2023
Steven D. Davis	
Director of AWR and GSWC	
/s/ THOMAS A. EICHELBERGER	March 1, 2023
Thomas A. Eichelberger	
Director of AWR and GSWC	
/s/ JOHN R. FIELDER	March 1, 2023
John R. Fielder	
Director of AWR and GSWC	
/s/ MARY ANN HOPKINS	March 1, 2023
Mary Ann Hopkins	
Director of AWR and GSWC	
/s/ C. JAMES LEVIN	March 1, 2023
C. James Levin	
Director of AWR and GSWC	
/s/ JANICE F. WILKINS	March 1, 2023
Janice F. Wilkins	
Director of AWR and GSWC	

CONDENSED BALANCE SHEETS

		December 31,		
(in thousands)		2022		2021
Assets				
Cash and equivalents	$	93	$	51
Income taxes receivable		20		—
Intercompany note receivables		159,582		79,722
Total current assets		159,695		79,773
Investments in subsidiaries		799,802		774,751
Deferred taxes and other assets		9,891		9,620
Total assets	$	969,388	$	864,144
Liabilities and Capitalization				
Notes payable to bank	$	255,500	$	—
Income taxes payable		2,158		1,765
Other liabilities		454		309
Total current liabilities		258,112		2,074
Notes payable to bank		—		174,500
Deferred taxes and other liabilities		1,727		1,623
Total other liabilities		1,727		176,123
Common shareholders' equity		709,549		685,947
Total capitalization		709,549		685,947
Total liabilities and capitalization	$	969,388	$	864,144

The accompanying condensed notes are an integral part of these condensed financial statements.

AMERICAN STATES WATER COMPANY
SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF PARENT
CONDENSED STATEMENTS OF INCOME

(In thousands, except per share amounts)	For the Years Ended December 31,					
		2022		2021		2020
Operating revenues and other income	$	—	$	—	$	—
Operating expenses and other expenses		2,093		542		90
Loss before equity in earnings of subsidiaries and income taxes		(2,093)		(542)		(90)
Equity in earnings of subsidiaries		79,892		94,808		86,307
Income before income taxes		77,799		94,266		86,217
Income tax benefit		(597)		(81)		(208)
Net income	$	78,396	$	94,347	$	86,425
Weighted Average Number of Common Shares Outstanding		36,955		36,921		36,880
Basic Earnings Per Common Share	$	2.12	$	2.55	$	2.34
Weighted Average Number of Diluted Common Shares Outstanding		37,039		37,010		36,995
Fully Diluted Earnings per Common Share	$	2.11	$	2.55	$	2.33
Dividends Paid Per Common Share	$	1.525	$	1.40	$	1.28

The accompanying condensed notes are an integral part of these condensed financial statements.

AMERICAN STATES WATER COMPANY
SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF PARENT

CONDENSED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
(in thousands)	**2022**	**2021**	**2020**
Cash Flows From Operating Activities	$ 56,398	$ 36,799	$ 47,307
Cash Flows From Investing Activities:			
Loans (made to)/repaid from, wholly-owned subsidiaries	(81,000)	(46,000)	151,000
Increase in investment of subsidiary	—	—	(60,000)
Net cash (used in) provided by investing activities	(81,000)	(46,000)	91,000
Cash Flows From Financing Activities:			
Proceeds from stock option exercises	—	—	30
Net change in notes payable to banks	81,000	60,500	(91,000)
Proceeds from note payable to GSWC	—	(26,000)	(6,000)
Repayment of note payable to GSWC	—	26,000	6,000
Dividends paid	(56,356)	(51,689)	(47,206)
Net cash provided by (used in) financing activities	24,644	8,811	(138,176)
Change in cash and equivalents	42	(390)	131
Cash and equivalents at beginning of period	51	441	310
Cash and equivalents at the end of period	$ 93	$ 51	$ 441

The accompanying condensed notes are an integral part of these condensed financial statements.

AMERICAN STATES WATER COMPANY
NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT

Note 1 — Basis of Presentation

The accompanying condensed financial statements of AWR (parent) should be read in conjunction with the consolidated financial statements and notes thereto of American States Water Company and subsidiaries ("Registrant") included in Part II, Item 8 of this Form 10-K. AWR's (parent) significant accounting policies are consistent with those of Registrant and its wholly owned subsidiaries, Golden State Water Company ("GSWC"), Bear Valley Electric Service, Inc. ("BVESI") and American States Utility Services, Inc. ("ASUS"), except that all subsidiaries are accounted for as equity method investments.

Related-Party Transactions:

As further discussed in *Note 2 — Notes Payable to Banks*, AWR (parent) currently has access to a $280.0 million revolving credit facility that expires in May 2023. AWR (parent) borrows under this facility and provides funds to GSWC and ASUS in support of their operations. Any amounts owed to AWR (parent) for borrowings under this facility are reflected as intercompany receivables on the condensed balance sheets. The interest rate charged to the subsidiaries is sufficient to cover AWR (parent)'s interest cost under the credit facility.

In October 2020, AWR (parent) issued an interest bearing promissory note to GSWC, which expires in May 2023. Under the terms of the note, AWR (parent) may borrow from GSWC amounts up to $30.0 million for working capital purposes. AWR (parent) agrees to pay any unpaid principal amounts outstanding under this note, plus accrued interest. During 2021 and 2020, AWR borrowed and repaid a total of $26.0 million and $6.0 million, respectively, from GSWC under the terms of the note. There were no borrowings or repayments during 2022. As of December 31, 2021 and 2022, there were no amounts outstanding under this note.

In January 2023, the Board of Directors approved the issuance of one GSWC Common Share to AWR for $10.0 million. Proceeds from the stock issuance was used to pay down its intercompany borrowings owed to AWR.

AWR (parent) guarantees performance of ASUS's military privatization contracts and agrees to provide necessary resources, including financing, which are necessary to assure the complete and satisfactory performance of such contracts.

Note 2 — Note Payable to Banks

On April 22, 2022, AWR's credit facility was amended to increase the borrowing capacity from $200.0 million to $280.0 million. The amendment also changed the benchmark interest rate from the London Interbank Offered Rate ("LIBOR") to the Secured Overnight Financing Rate ("SOFR"). The change in benchmark rates has not had a material impact on its financing costs.

The aggregate effective amount that may be outstanding under letters of credit is $25.0 million. AWR has obtained letters of credit for AWR and GSWC in the aggregate amount of $639,000 at fees of 0.65%. Letters of credit outstanding reduce the amount that may be borrowed under the revolving credit facility. AWR is not required to maintain any compensating balances.

Given that AWR's credit agreement will expire in May 2023, the outstanding borrowings under the credit facility of $255.5 million as of December 31, 2022 have been classified as a current liability on AWR's Consolidated Balance Sheet, thus creating a negative working-capital condition for AWR of $245.2 million. Management plans to either renew and extend AWR's credit facility or to enter into a new credit facility prior to its expiration date, and is confident, given AWR's history in obtaining revolving credit facilities to meet its working-capital needs, that AWR will be able to do so with the needed borrowing capacities required to run its operations. Management believes that execution of its plan is probable based on Registrant's ability to generate consistent cash flows, its A+ credit ratings, its relationships with lenders, and its history of successfully raising debt necessary to fund its operations. As of March 1, 2023, AWR does not have sufficient liquidity or capital resources to repay its credit facility without, extending its existing credit facility, entering into a new credit facility, or issuing new debt or equity.

Loans may be obtained under this credit facility at the option of AWR and bear interest at rates based on credit ratings and SOFR margins. In June 2022, Standard and Poor's Global Ratings ("S&P") affirmed an A+ credit rating. In March 2021, S&P affirmed its negative outlook for AWR. S&P's debt ratings range from AAA (highest possible) to D (obligation is in default).

AWR's (parent) borrowing activities (excluding letters of credit) for the years ended December 31, 2022 and 2021 were as follows:

	December 31,	
(in thousands, except percent)	**2022**	**2021**
Balance Outstanding at December 31,	$ 255,500	$ 174,500
Interest Rate at December 31,	5.07 %	0.78 %
Average Amount Outstanding	213,758	139,926
Weighted Average Annual Interest Rate	2.56 %	0.91 %
Maximum Amount Outstanding	$ 255,500	$ 174,500

All of the letters of credit are issued pursuant to the revolving credit facility. The revolving credit facility contains restrictions on prepayments, disposition of property, mergers, liens and negative pledges, indebtedness and guaranty obligations, transactions with affiliates, minimum interest coverage requirements, a maximum debt to capitalization ratio and a minimum debt rating. Pursuant to the credit agreement, AWR must maintain a minimum interest coverage ratio of 3.25 times interest expense, a maximum total funded debt ratio of 0.65 to 1.00 and a minimum debt rating from Moody's or S&P of Baa3 or BBB-, respectively. As of December 31, 2022, 2021 and 2020, AWR was in compliance with these covenants. As of December 31, 2022, AWR had an interest coverage ratio of 6.32 times interest expense, a debt ratio of 0.51 to 1.00 and a debt rating of A+ by S&P.

Note 3 — Income Taxes

AWR (parent) receives a tax benefit for expenses incurred at the parent-company level. AWR (parent) also recognizes the effect of AWR's consolidated California unitary apportionment, which is beneficial or detrimental depending on a combination of the profitability of AWR's consolidated non-California activities as well as the proportion of its consolidated California sales to total sales.

Note 4 — Dividend from Subsidiaries

Cash dividends in the amount of $56.4 million, $38.3 million and $47.3 million were paid to AWR (parent) by its wholly owned subsidiaries during the years ended December 31, 2022, 2021 and 2020, respectively.

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Board of Directors

AMERICAN STATES WATER COMPANY AND GOLDEN STATE WATER COMPANY

Anne M. Holloway
(Chairman of the Board of Directors)
Retired, Partner
Navigant Consulting, Inc.
Director since 1998
Non-voting ex-officio member of all committees

Diana M. Bontá (C, N&G)
(Chair of the Nominating and Governance Committee)
President & CEO
The Bontá Group
Director since 2007

Steven D. Davis (A&F, N&G)
Retired, Corporate Group President, Utilities
Sempra Energy
Director since 2021

Thomas A. Eichelberger (A&F)
Retired, Audit Partner at Deloitte & Touche LLP
Director since 2023

John R. Fielder (A&F, AS)
(Chair of the Audit and Finance Committee)
Retired, President
Southern California Edison Company
Director since 2013

Mary Ann Hopkins (C, AS)
(Chair of the ASUS Committee)
Chief Growth Officer
Arcadis NV
Director since 2019

C. James Levin (C, N&G, AS)
(Chair of the Compensation Committee)
Retired, Partner
Winston & Strawn LLP
Director since 2020

Janice F. Wilkins (A&F, AS)
Retired, Vice President of Finance and Director of Internal Audit
Intel Corporation
Director since 2011

Robert J. Sprowls (AS)
President and Chief Executive Officer
Director since 2009

(C) Member - Compensation Committee
(N&G) Member - Nominating and Governance Committee
(A&F) Member - Audit and Finance Committee
(AS) Member - ASUS Committee

(#) years of service with corporation and its affiliates

Information as of March 17, 2023

Officers

AMERICAN STATES WATER COMPANY

Robert J. Sprowls (18)
President and Chief Executive Officer

Eva G. Tang (26)
Senior Vice President - Finance, Chief Financial Officer, Corporate Secretary and Treasurer

Gladys M. Farrow (20)
Assistant Secretary

Officers

GOLDEN STATE WATER COMPANY

Robert J. Sprowls (18)
President and Chief Executive Officer

Paul J. Rowley (15)
Senior Vice President - Regulated Water Utility

Eva G. Tang (26)
Senior Vice President - Finance, Chief Financial Officer and Secretary

Gladys M. Farrow (20)
Vice President - Finance, Treasurer and Assistant Secretary

Patrick M. Kubiak (4)
Vice President - Asset Management

Jon G. Pierotti (8)
Vice President - Regulatory Affairs

Sunil K. Pillai (19)
Vice President - Environmental Quality

David R. Schickling (3)
Vice President - Water Operations

Board of Directors

BEAR VALLEY ELECTRIC SERVICE, INC.

John K. Hawks
(Chairman of the Board of Directors)
Retired, Executive Director
California Water Association
Director since 2020

Harry I. Scarborough
Chief Education Officer/California Campus President
Northwest Lineman College - A Division of Quanta Energy Services
Director since 2020

Paul A. Marconi
President, Treasurer and Secretary
Director since 2020

Officer

BEAR VALLEY ELECTRIC SERVICE, INC.

Paul A. Marconi (8)
President, Treasurer and Secretary

Board of Directors

AMERICAN STATES UTILITY SERVICES, INC. AND SUBSIDIARIES

Mary Ann Hopkins
(Chair of the Board of Directors)
Director since 2019

Anne M. Holloway
Director since 2018

Robert J. Sprowls
President and Chief Executive Officer
Director since 2009

Officers

AMERICAN STATES UTILITY SERVICES, INC. AND SUBSIDIARIES

Robert J. Sprowls (18)
President and Chief Executive Officer

Christopher H. Connor (1)
Senior Vice President

Eva G. Tang (26)
Senior Vice President - Finance, Chief Financial Officer and Secretary

Susan P. Miller (9)
Vice President - Operations

Gladys M. Farrow (20)
Treasurer and Assistant Secretary

Corporate Information

SHAREHOLDER ASSISTANCE

For shareholder questions related to your AWR shares, contact:

Computershare
P.O. Box 43078
Providence, RI 02940-3078
Toll Free: (888) 816-6998
www.computershare.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
601 South Figueroa Street
Los Angeles, CA 90017

STOCK EXCHANGE

Common shares of American States Water Company are traded on the New York Stock Exchange (NYSE) under the symbol AWR.

INVESTOR INFORMATION FROM THE COMPANY

Call (877) 463-6297 (INFOAWR)
investorinfo@aswater.com
www.aswater.com





American States
Water Company

630 EAST FOOTHILL BOULEVARD | SAN DIMAS, CA 91773

909.394.3600 | ASWATER.COM